Form 10-K, Exhibit 13
period 1995-04-29
LA Z BOY CHAIR CO
filed 1995-07-26
CIK 57131

* CHAIRMAN'S LETTER *

Dear Fellow Shareholders:

The 11,149 men and women of La-Z-Boy delivered another record year for you in fiscal 1995, with total sales reaching $850 million and net income rising to $36 million-$2.01 per share. This is sales growth of 6%, climbing for the 14th consecutive year. Meanwhile, per-share income rose 6% over fiscal '94, excluding the effect of an accounting change. You can see a variety of performance measurements in the financial highlights charts immediately following my letter. We sincerely hope you're pleased with these results.

For fiscal '95 our results were on plan. Since our employees' pay is tied to performance, we strive for constant improvement because the better we do for you as shareholders, the better for our workforce. Through participation in the 401K plan, 78% of eligible employees are now La-Z-Boy shareholders.
So we have the strongest possible incentive to make the stock rewarding to you.

We do this through an ongoing strategic plan that focuses on creating additional value for customers, retailers, and shareholders. Constantly strengthening the La-Z-Boy heritage of innovation, quality, and customer satisfaction is our way to compete successfully in a rapidly changing world. That heritage is the legacy of the pioneers who founded La-Z-Boy back in 1927.

During fiscal '95, four crucial strategic elements came to fruition. We discuss them following my letter, so let me merely comment on them here.

We've launched our television advertising effort to broaden the La-Z-Boy brand name. This long-term repositioning will reinforce our strength in the motion and stationary upholstered furniture marketplaces. We believe this will put us in a superior competitive position for the years ahead.

We've created an integrated, step-by-step total quality management system in our manufacturing plants. A significant effect of this program will be to compress delivery schedules. It's an important part of the Company's flexible manufacturing strategy which we've told you about for several years.

We've enhanced our program of tying the rewards for the majority of our workforce to performance against specific group targets. We believe this is a crucial element in our success.

We've taken a major step in creating tomorrow's strategies for the Company's global future.

Of course no company can escape fluctuations in its per-share price, and we were all hurt by an example of this in the third quarter of fiscal '95. Although we insist on being conservative in our discussions with the financial world, some followers of La-Z-Boy have grown so used to our success that they boost their own forecasts beyond our careful approach. When our third quarter results did not meet their expectations, we shareholders suffered for it in the short-term.

Please remember that we manage La-Z-Boy for long-term growth performance above the furniture industry's average, especially during low points in the industry cycle. The people of La-Z-Boy work hard to achieve the performance that creates rising shareholder value. Over time this should reward us all with a rising per-share price.

We are exacting strategists, taking pains to test new ideas for their likely results and to manage the expected effects. The process is methodical and takes time. But once that groundwork is laid, we can move with speed to put our stategies into effect. This care is a key element in the La-Z-Boy heritage, supporting the reputation which we believe is one of our greatest strengths. We are dedicated to manufacturing and marketing our products in a manner that treats our customers, employees, business associates, and the environment with respect and dignity. We treasure this reputation because it serves us particularly well in a consolidating industry.

While we do not have an entrenched strategy of growing by acquisition, our reputation lends us extra strength when opportunities arise. Our fiscal year-end acquisition of England/Corsair, Inc. into the La-Z-Boy family is an example. When the fit is mutually rewarding and suits our strategies, we have the financial strength to act. Being one of our industry's most admired companies pays off.

Very quickly, let me look at the year ahead. Because the U.S. furniture industry's fortunes are driven by interest rates and consumer confidence, over the winter the industry faced calendar '95 with some trepidation. Now, halfway through the year, the industry sees slow growth in 1995 and continuing pressures on margins. While we cannot escape the industry's fluctuations entirely, we are confident that fiscal '96 will be another good year for La-Z-Boy. We may pass the billion dollar mark in sales.

The most important idea to keep in mind when any company talks about strategy is that plans never mean much until they're carried out. This is why the people of La-Z-Boy, young and old, newcomers and experienced hands alike, are the heart of all we do. On behalf of every one of us, I hope you agree that the 11,149 men and women of La-Z-Boy work hard - and well- for you year after year.

Please accept my personal invitation to come to our annual meeting. We look forward to visiting with you.


Sincerely,

Charles T. Knabusch
Chairman and President



                           * Company Overview *


The Best Known Name in Furniture

La-Z-Boy Chair Co. is the third largest overall furniture maker in the U.S. and the largest reclining chair manufacturer in the world.

Founded in 1927, La-Z-Boy has built a reputation for innovation, quality, and customer satisfaction, with a brand name among the furniture world's best known. We are committed to producing quality home and business furnishings delivering fair value to the consumer. We are dedicated to manufacturing and marketing our products in a manner that treats our customers, employees, and the environment with respect and dignity, while providing our shareholders with above average growth and profits.

The Company's manufacturing facilities strive to combine modern technology with individual artisanship to achieve cost effective output, timely delivery, and high quality. We've tied our employees' pay directly to our Company's success, and maintain an ongoing program to repurchase shares. Historically, the Company's management for long-term growth has produced performance superior to the furniture industry in general, particularly during low points in the industry's cycles.

Our shares are traded on the New York and Pacific Stock Exchanges and have paid dividends for 33 consecutive years. We invite your interest as customers, potential business associates, and investors.


                           * La-Z-Boy Milestones *


Pay for Performance

The majority of La-Z-Boy employees now receive part of their annual income based on their performance, individually and as teams, against annual goals. In each office or plant, the workforce measures its bonus against concrete, specific targets in their own jobs. Sales goals. Shipment timetables. Production targets. Quality measurements. Their own efforts. The real things people do to increase earnings per share. We've been praised for the internal communications zeal with which we make sure everybody knows, throughout the year, how they and their team are faring on their bonus. Constant awareness is a link to success.


Design & Engineering

Also launched in fiscal '95, our new design team concept enables the Sales, Research & Development, and Manufacturing functions to design new products concurrently. Each new product concept is put in the hands of a team which consists of designers, engineers, cost analysts, and technical staff. Ultimately, our team goals are to compress the design curve until we have all new procuct ideas completed and shipped to our customers within 90 days of Market.

From initial product design through rigorous testing for quality and durability, La-Z-Boy deploys state of the art electronic equipment and computerized 3-D CAD and engineering. In fiscal '95 our new "Pro-Engineering" system came on line taking us closer to completely integrated design and manufacturing.


Manufacturing

Our 29 manufacturing plants now produce several million pieces of furniture a year, with a wide array of technology and automation preceding final assembly by hand. This is why the launching in fiscal '95 of our new total quality management system is so important to La-Z-Boy.

In striving for constant improvement, our new system will use time-tested tools of quality management in the manufacturing process: implementing process controls, tracking by computer, measuring results step by step, setting specific individual quality targets, and reducing the number of handlings. At the same time, we're infusing La-Z-Boy with a new manufacturing culture encouraging every worker to recognize problems and fix them on the spot.

The idea, of course, is to do everything right the first time, satisfying customers. But now, each worker's customer will be the next man or woman down the line. Quality and efficiency go hand in hand. An important result of this program should be to continue the compression of delivery schedules.

Capacity Addition

Fiscal '95 also saw the opening of our new Siloam Springs, Arkansas plant. This $8 million, 400,000 square-foot facility is a major capacity addition to meet growing demand for La-Z-Boy upholstered furniture.


International

In fiscal '95, La-Z-Boy began a careful review and refocusing of its international business. No stranger to the international marketplace, we have exported our motion furniture for 25 years, and now export to over 30 countries throughout the world. Moreover, La-Z-Boy has formed strategic alliances through licensing arrangements with leading furniture manufacturers in England, Germany, and Italy in Europe; South Africa; Japan; New Zealand; and in our own backyard, Mexico. By the year 2000, the market in the Pacific Rim alone is estimated to be the size of the U.S. and European markets combined. And in Europe, consumer interest in motion furniture has grown substantially over the past five years.

La-Z-Boy's international business strategy will vary from region to region, recognizing that diversity is a constant in global markets. Strengthening the capacities of our licensees will continue to receive emphasis, as will direct exports to targeted countries in the Middle East and the former Soviet Union. But the refocusing of our international business may entail strategic positioning through joint venture manufacturing operations in key emerging markets in East Asia, the Pacific Rim, and eastern Europe. We expect this strategy to support our U.S. operating margins, and over the coming years, to contribute to corporate profits.


                           * La-Z-Boy Residential *

Fiscal '95 marked the start of a fundamental repositioning of the La-Z-Boy residential business, through a major advertising and marketing campaign to capitalize on our position as America's premier family room and living room furniture resource. Our aim: to show a whole new world of customers how "We Make The Rooms That Make A Home."

The first phase was a massive television campaign precisely targeted to our primary customer. The incredible reach and powerful impact of our commercials on the highest-rated, prime-time national network shows were seen by hundreds of millions of viewers. Simultaneously, we zeroed in on selected cable networks - USA, THE FAMILY CHANNEL, HOME AND GARDEN TELEVISION, and LIFETIME.

Highlighting the wide variety of living and family room furniture La-Z-Boy offers, the commercials offered our free La-Z-Boy Decorating Guide to home furnishings consumers seeking "hassle-free" decorating help. This idea-filled, full-color planner was sent to viewers telephoning our special number, "1-800 Make A Home."

The number of consumer calls we received was overwhelming. A key component of our marketing efforts was responding promptly and cordially to everyone answering our ads and then supplying those names and addresses to key La-Z-Boy dealers for follow-up and potential sales.

We achieved extensive public relations coverage in local, metropolitan and national newspapers, along with magazine articles in LADIES HOME JOURNAL, HOME, WOMAN'S DAY, BETTER HOMES & GARDENS and ESQUIRE.

Phase 2 of our ongoing campaign began in May, and phase 3 will follow in the fall. Since La-Z-Boy now has approximately 98% name recognition across America, we expect strong results from these messages speaking to the heart as well as the head.

Obviously, the goal of our ad campaign is to increase La-Z-Boy sales. While many furniture companies use discounting to push their products to retailers, this is not the La-Z-Boy way. We address consumer interests and provide them good reasons for buying La-Z-Boy products. We market to customers so that they pull our products through our dealers' stores.

Behind our advertising lies a carefully structured marketing and distribution system. We're building on the greater sales potential of large new La-Z-Boy Furniture Galleries stores: one-stop displays for all our products. We're growing in all the following key distribution networks: our La-Z-Boy proprietary store network, including La-Z-Boy Furniture Galleries stores and in-store La-Z-Boy Gallery stores; independent dealers; and regional chains. La-Z-Boy also receives strong distribution through a single national account. We ended fiscal '95 with over 130 stores carrying the La-Z-Boy Furniture Galleries name, 230 in-store La-Z-Boy Gallery stores, and thousands of independent dealers.

Over the years, our success has allowed La-Z-Boy Furniture Galleries stores to create revenue higher than the industry average. Much credit has to go to the constantly expanding La-Z-Boy product line. In the fashion conscious furniture industry, we excel with scores of different chairs and upholstered furniture styles in a wide selection of fabrics and leathers-up a third from our range before our product repositioning began. This wide choice comes from our commitment to giving the consumer what she wants.

We make it easy for shoppers to buy with wide ranging, properly displayed vignettes of both motion and stationary products in stores; plenty of fabric patterns and colors to choose from; and knowledgeable salespeople to help. Our La-Z-Boy Screen Test video catalog system lets customers actually see how various applications of fabrics look on a piece of furniture they're considering before they buy.

The idea is to truly help the consumer. This way we help our dealers, our associates, and ourselves. We treasure our reputation at La-Z-Boy and our associated companies. Our men and women work hard to merit our customers' goodwill and the trust of everyone who does business with us.


                  * La-Z-Boy Contract Furniture Group *

While residential furniture commands the lion's share of our business, La-Z-Boy is also a growing factor in business, healthcare and hospitality furniture. We manage these market segments under our Contract Furniture Group, currently less than 10% of the Company. Distribution for this division is gained through a growing network of dealers and in-store La-Z-Boy Business Gallery displays in 34 dealerships.

This is an exciting time for this growing industry, which now reaches the $10 billion a year in sales. As the American population ages, there is major growth in healthcare furniture, and we are making concerted efforts to be a part of this growth. The fast changing hospitality furniture market offers us challenges and opportunities, which we are assessing this year. And of course in business furniture, the booming home office market offers us new opportunities every day.

                           * La-Z-Boy Canada *

The 434 men and women of La-Z-Boy Canada, our pioneering international operation dating back to 1929, market the complete line of our residential upholstered products. While inflationary pressures and currency fluctuations hurt our Canadian operations in fiscal '95, this year Canadian inflation is easing, demand is improving considerably, and La-Z-Boy Canada's order backlog has doubled.

La-Z-Boy Canada is also working on ISO-9000 certification, the prestigious pedigree awarded after rigorous outside auditing of a company's manufacturing, marketing, and administrative practices. Starting in Europe, ISO-9000 certification is fast becoming a necessary global tool because it attests to a company's high standards and business practices.

During fiscal '96, La-Z-Boy Canada will open two new La-Z-Boy Furniture Galleries stores, making three altogether- in Winnipeg, Edmonton, and Calgary. La-Z-Boy Canada also expects to add 24 new in-store Furniture Gallery stores to its network, bringing Canada's total to 60.


                              * Hammary *

The 522-strong workforce of Hammary's three plants produce upholstered furniture, occasional tables, and wall home theater units. Hammary's philosophy of providing their customers with supreme quality at a medium price puts them at the leading edge in their product categories.

After beginning a restructuring of its product lines and experiencing a sharp sales increase in fiscal '94, Hammary lifted its already high financial performance significantly during fiscal '95. Hammary employees continue to improve performance on a daily basis as they fill the needs inherent in Hammary's primary goal: "Exceed customer expectations."

By focusing on fast-growing segments of the home furnishings market and entering the desk, home office, and curio areas, Hammary's five year plan is to double in size by fiscal 2001.


                               * Kincaid *

The 1245 people of Kincaid produce bedroom and dining room furniture as well as tables and entertainment units, manufacturing a wide, deep line of solid wood furniture in their three plants. Kincaid markets its products in better quality furniture stores, major regional chains, and selected La-Z-Boy Furniture Galleries stores.

In fiscal '95, Kincaid benefitted from last year's major capacity expansions. This reduced the need for new capital expenditures while helping to increase sales. This new capacity is needed to meet the increasing demand from the growing network of 170 Kincaid galleries.

Commemorating its 50th anniversary in 1996, Kincaid is launching a new line of mahogany furniture. Like all Kincaid furniture, the new line is solid wood rather than veneer and will be offered in more Kincaid galleries in major stores. Kincaid's continuing goal is to be the leading manufacturer of solid wood furniture in the United States.

                           * England/Corsair *

The newest division of La-Z-Boy is a prime example of how we used fiscal '95 to work for our future as well as our present success. England/Corsair is a $100 million maker of upholstered furniture with six plants employing 1,500 people. This widely respected company, serving 2,000 furniture dealers nationwide, will extend our market coverage at the moderate end of the price scale.

From its beginning 31 years ago until its acquisition, England/Corsair was family owned, building a reputation for innovative new manufacturing technology and aggressive service to dealers. One of England/Corsair's strongest attributes is its superb integration of batch manufacturing, distribution, and transportation systems.

Last year England/Corsair shared the Arros award as the industry's best provider of service to dealers with La-Z-Boy. This year England/Corsair plans to continue its growth and success as it introduces its new "Broadway" line, designed for distribution in larger metropolitan areas.

                                Financial Report

                     Report of Management Responsibilities

                              La-Z-Boy Chair Company

The management of La-Z-Boy Chair Company is responsible for the preparation of the accompanying consolidated financial statements, related financial data, and all other information included in the following pages. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgements where appropriate.

Management is further responsible for maintaining the adequacy and effective-ness of established internal controls. These controls provide reasonable assurance that the assets of La-Z-Boy Chair Company are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. The internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel, and a program of internal auditing.

The accompanying report of the Company's independent accountants states their opinion on the Company's financial statements, based on examinations conducted in accordance with generally accepted auditing standards. The Board of Directors, through its Audit Committee composed exclusively of outside directors, is responsible for reviewing and monitoring the financial state-statements and accounting practices. The Audit Committee meets periodically with the internal auditors, management, and the independent accountants to en-sure that each is meeting its responsibilities. The Audit Committee and the independent accountants have free access to each other with or without management being present.



                                                       Charles T. Knabusch
                                                       Chief Executive Officer

                                                       Frederick H. Jackson
                                                       Chief Financial Officer

                       Report of Independent Accountants

                              Price Waterhouse LLP

To the Board of Directors and Shareholders of La-Z-Boy Chair Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in share-holders' equity, present fairly, in all material respects, the financial position of La-Z-Boy Chair Company and its subsidiaries at April 29, 1995 and April 30, 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reason-able assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence support-ing the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 10 to the Consolidated Financial Statements, on April 25, 1993, the Company changed its method of accounting for income taxes.

                                                         Price Waterhouse LLP
                                                         Toledo, Ohio
                                                         June 1, 1995

                          Consolidated Balance Sheet

(Amounts in thousands, except par value)
- ----------------------------------------------------------------------------
As of                                                  April 29,    April 30,
                                                         1995         1994
- ----------------------------------------------------------------------------
Assets
- ------
Current assets
  Cash and equivalents..............................    $27,048     $25,926
  Receivables, less allowances of $16,000 in 1995
    and $13,537 in 1994.............................    192,938     183,115
  Inventories
    Raw materials...................................     39,604      31,867
    Work-in-progress................................     35,036      29,325
    Finished goods..................................     29,051      26,676
                                                       ---------   ---------
      FIFO inventories..............................    103,691      87,868
      Excess of FIFO over LIFO......................    (22,600)    (20,632)
                                                       ---------   ---------
        Total inventories...........................     81,091      67,236

  Deferred income taxes.............................     18,242      15,160

  Other current assets..............................      6,081       4,148
                                                       ---------   ---------
    Total current assets............................    325,400     295,585

Property, plant and equipment, net..................    117,175      94,277
Goodwill, less accumulated amortization of
  $6,463 in 1995 and $5,574 in 1994.................     41,701      20,752
Other long-term assets, less allowances of
  $1,737 in 1995 and $1,257 in 1994.................     19,542      19,639
                                                       ---------   ---------
    Total assets....................................   $503,818    $430,253
                                                       =========   =========


The April 29, 1995 balances include England/Corsair, which was acquired on this date.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          Consolidated Balance Sheet


(Amounts in thousands, except par value)
- ----------------------------------------------------------------------------
As of                                                  April 29,   April 30,
                                                         1995        1994
- ----------------------------------------------------------------------------

Liabilities and Shareholders' Equity
- ------------------------------------
Current liabilities
  Current portion of long-term debt.................     $4,676      $2,875
  Current portion of capital lease obligations......      2,078          --
  Accounts payable..................................     29,323      21,552
  Payroll/benefits..................................     31,845      29,453
  Estimated income taxes............................      4,855       3,882
  Other current liabilities.........................     15,343      13,701
                                                       ---------   ---------
    Total current liabilities.......................     88,120      71,463

Long-term debt......................................     71,149      52,495

Capital lease obligations...........................      5,298          --

Deferred income taxes...............................      6,610       6,949

Other long-term liabilities.........................      9,001       8,435

Shareholders' equity
  Preferred shares - 5,000 authorized; 0 issued.....         --          --
  Common shares, $1 par value - 40,000 authorized;
   18,562 issued in 1995 and 18,287 in 1994.........     18,562      18,287
  Capital in excess of par value....................     28,085      10,147
  Retained earnings.................................    277,738     263,348
  Currency translation adjustments..................       (745)       (871)
                                                       ---------   ---------
    Total shareholders' equity......................    323,640     290,911
                                                       ---------   ---------
      Total liabilities and shareholders' equity....   $503,818    $430,253
                                                       =========   =========


The April 29, 1995 balances include England/Corsair, which was acquired on this date.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                       Consolidated Statement of Income

(Amounts in thousands, except per share data)
- -----------------------------------------------------------------------------
Year Ended                            April 29,      April 30,      April 24,
                                        1995           1994           1993
                                     (52 weeks)     (53 weeks)     (52 weeks)
- -----------------------------------------------------------------------------
Sales................................ $850,271       $804,898       $684,122
Cost of sales........................  629,222        593,890        506,435
                                      ---------      ---------      ---------
  Gross profit.......................  221,049        211,008        177,687

Selling, general and administrative..  158,551        151,756        131,894
                                      ---------      ---------      ---------
  Operating profit...................   62,498         59,252         45,793

Interest expense.....................    3,334          2,822          3,260
Interest income......................    1,628          1,076          1,474
Other income.........................    1,229            649          1,292
                                      ---------      ---------      ---------
Income before income tax expense.....   62,021         58,155         45,299


Income tax expense
  Federal - current..................   22,716         19,719         16,726
          - deferred.................   (1,205)          (445)        (1,965)
  State   - current..................    4,177          4,283          3,254
          - deferred.................       31           (119)            --
    Total tax expense................   25,719         23,438         18,015
                                      ---------      ---------      ---------
Net income before accounting change..   36,302         34,717         27,284
Accounting change....................       --          3,352             --
                                      ---------      ---------      ---------
    Net income.......................  $36,302        $38,069        $27,284
                                      =========      =========      =========

Weighted average shares..............   18,044         18,268         18,172
                                      =========      =========      =========

Net income per share before
  accounting change..................    $2.01          $1.90          $1.50
Accounting change....................       --            .18             --
                                      ---------      ---------      ---------
    Net income per share.............    $2.01          $2.08          $1.50
                                      =========      =========      =========


Acquisition amortization of $1,056 in 1994 and $1,039 in 1993 has been reclassified from other income to selling, general and administrative.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     Consolidated Statement of Cash Flows

(Amounts in thousands)
- -----------------------------------------------------------------------------
Year Ended                                  April 29,   April 30,   April 24,
                                              1995        1994        1993
                                           (52 weeks)  (53 weeks)  (52 weeks)
- -----------------------------------------------------------------------------
Cash flows from operating activities:
  Net income..............................   $36,302     $38,069     $27,284
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Accounting change...................        --      (3,352)        --
      Depreciation and amortization.......    15,156      14,014      14,061
      Change in receivables...............    (6,013)    (13,165)    (14,475)
      Change in inventories...............    (4,142)     (6,749)     (2,679)
      Change in other assets and liab.....     1,624        (168)     12,368
      Change in deferred taxes............    (2,619)       (564)     (1,965)
                                            ---------   ---------   ---------
        Total adjustments.................     4,006      (9,984)      7,310
                                            ---------   ---------   ---------
        Cash provided by operating
          activities......................    40,308      28,085      34,594

Cash flows from investing activities:
  Proceeds from disposals of assets.......     1,442         177       2,100
  Capital expenditures....................   (18,980)    (17,485)    (12,248)
  Acquisition of operating division, net
   of cash acquired.......................    (2,486)         --          --
  Change in other investments.............      (254)     (2,981)     (2,624)
                                            ---------   ---------   ---------
        Cash used for investing activities   (20,278)    (20,289)    (12,772)

Cash flows from financing activities:
  Short-term debt.........................       261         727       1,767
  Long-term debt..........................     7,500          --          --
  Retirements of debt.....................    (5,011)     (1,269)     (6,581)
  Sale of stock under stock option plans..     1,834       1,850       1,372
  Stock for 40l(k) employee plans.........     1,521       2,952       2,503
  Purchase of La-Z-Boy stock..............   (12,772)     (2,928)     (2,676)
  Payment of cash dividends...............   (12,286)    (11,692)    (10,902)
                                            ---------   ---------   ---------
        Cash used for financing activities   (18,953)    (10,360)    (14,517)

Effect of exchange rate changes on cash...        45        (318)       (234)
                                            ---------   ---------   ---------
Net change in cash and equivalents........     1,122      (2,882)      7,071

Cash and equiv. at beginning of the year..    25,926      28,808      21,737
                                            ---------   ---------   ---------
Cash and equiv. at end of the year........   $27,048     $25,926     $28,808
                                            =========   =========   =========
Cash paid during the year - Income taxes..   $28,010     $29,116     $16,789
                          - Interest......    $3,281      $2,675      $3,108


For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                 Statement of Changes in Shareholders' Equity


(Amounts in thousands)
- ------------------------------------------------------------------------------
                                        Capital            Currency
                                          in                Trans-
                                        Excess              lation
                                Common  of Par   Retained   Adjust-
                                Shares  Value    Earnings    ments     Total
- ------------------------------------------------------------------------------
  Balance at April 25, 1992..  $18,135   $7,305  $220,510     $409   $246,359

Purchase of La-Z-Boy stock...     (117)            (2,559)             (2,676)
Currency translation.........                                 (554)      (554)
Exercise of stock options....       74      245     1,053               1,372
Exercise of 40l(k) stock.....      103      944     1,456               2,503
Dividends paid...............                     (10,902)            (10,902)
Net income...................                      27,284              27,284
                               -------- -------  ---------  -------  ---------
  Balance at April 24, 1993..   18,195    8,494   236,842     (145)   263,386

Purchase of La-Z-Boy stock...      (91)            (2,837)             (2,928)
Currency translation.........                                 (726)      (726)
Exercise of stock options....       90      307     1,453               1,850
Exercise of 40l(k) stock.....       93    1,346     1,513               2,952
Dividends paid...............                     (11,692)            (11,692)
Net income...................                      38,069              38,069
                               -------- -------  ---------  -------  ---------
  Balance at April 30, 1994..   18,287   10,147   263,348     (871)   290,911

Purchase of La-Z-Boy stock...     (529)           (12,243)            (12,772)
Currency translation.........                                  126        126
Exercise of stock options....       85      210     1,539               1,834
Exercise of 40l(k) stock.....       52      391     1,078               1,521
Acquisition of operating
  division...................      667   17,337                        18,004
Dividends paid...............                     (12,286)            (12,286)
Net income...................                      36,302              36,302
                               -------  -------  --------   -------  --------
  Balance at April 29, 1995..  $18,562  $28,085  $277,738    ($745)  $323,640
                               =======  =======  ========   =======  ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   Notes to Consolidated Financial Statements


Note 1:  Accounting Policies

The Company operates in the furniture industry. The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Chair Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. Depreciation is computed using primarily accelerated methods over the estimated useful lives of the assets.

Goodwill

The excess of the cost of operating companies acquired over the value of their net assets is amortized on a straight-line basis over 30 years from the date of acquisition.

Revenue Recognition

Revenue is recognized upon shipment of product.

Income Taxes

Income tax expense is provided on all revenue and expense items included in the consolidated statement of income, regardless of the period such items are recognized for income tax purposes. In fiscal 1994, the Company changed its method of accounting for income taxes (see Note 10).


Note 2:  Acquisitions

On April 29, 1995, the Company acquired all of the capital stock of England/Corsair, Inc., a manufacturer of upholstered furniture.
The Company paid $2.6 million in cash, $10.0 million in notes and $18.0 million common sock, which resulted in goodwill approximating $21.8 million. The notes and stock issued do not appear on the Consolidated Statement of Cash Flows.

The acquisition has been accounted for as a purchase and, accordingly, assets and liabilities but not results of operations are included in the Company's financial statements.

For twelve months ended April 1995, England/Corsair sales were $103.2 million, and income before tax expense was $3.9 million.

Note 3:  Cash and Equivalents

(Amounts in thousands)
- -----------------------------------------------------------------
                                        April 29,       April 30,
                                          1995            1994
- -----------------------------------------------------------------
Cash in bank...........................   $8,048          $5,926
Certificates of deposit................   19,000          20,000
                                         -------         -------
  Total cash and equivalents...........  $27,048         $25,926
                                         =======         =======


The Company invests in certificates of deposit with a bank whose board of directors includes three members of the Company's board of directors. At the end of 1995 and 1994, $13 million and $10 million, respectively, was invested in this bank's certificates.

Note 4:  Property, Plant and Equipment

(Amounts in thousands)
- ------------------------------------------------------------------
                                        April 29,        April 30,
                                          1995             1994
- ------------------------------------------------------------------
Land and land improvements............   $10,559          $7,117
Buildings and building fixtures.......   105,996          92,720
Machinery and equipment...............    93,796          82,971
Information systems...................    12,571           9,859
Other.................................    28,863          11,789
                                        --------        --------
                                         251,785         204,456
Less:  accumulated depreciation.......   134,610         110,179
                                        --------        --------
  Property, plant and equipment, net..  $117,175         $94,277
                                        ========        ========

Note 5:  Debt and Capital Lease Obligations

(Dollar amounts in thousands)
- -------------------------------------------------------------------------
                            Interest                April 29,   April 30,
                              rates    Maturities     1995        1994
- -------------------------------------------------------------------------
Credit lines..............  6.5%-8.5%   1998-02      $17,824     $15,000
Private placement.........    8.8%      1996-01       11,250      15,000
La-Z-Boy notes............    8.0%      1996-99        9,969          --
Industrial revenue bonds..  4.5%-5.1%   1997-15       31,870      25,370
Other debt................  6.0%-7.0%   1996-02        4,912          --
                                                     -------     -------
    Total debt...................................    $75,825     $55,370
    Less: current portion........................      4,676       2,875
                                                     -------     -------
    Long-term debt...............................    $71,149     $52,495
                                                     =======     =======

                        Weighted average interest       6.4%        4.8%

                     Fair value of long-term debt    $76,267     $56,003

The Company has entered into a $50 million unsecured revolving credit line (Credit Agreement) to extend through August 1999, requiring interest only payments through August 1999 and requiring principal payment in August 1999. The Credit Agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.

Proceeds from industrial revenue bonds were used to finance the construction of manufacturing facilities. These arrangements require the Company to insure and maintain the facilities and make annual payments that include interest. The bonds are secured by the facilities constructed from the bond proceeds.

The Company leases equipment (primarily trucks used as transportation equipment) under capital leases expiring at various dates through fiscal year 2000.

Maturities on debt and lease obligations for the five years subsequent to April 29, 1995 are $7 million, $8 million, $7 million, $8 million and
$18 million, respectively. As of April 29,1995, the Company had remaining unused lines of credit and commitments of $61 million under several credit arrangements.


Note 6:  Financial Guarantees

La-Z-Boy has provided financial guarantees relating to loans and leases for in connection with proprietary stores. The amounts of the guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded in whole, the contract amounts are not estimates of future cash flows.

(Amounts in thousands)
- ------------------------------------------------------------------------------
                                          April 29, 1995       April 30, 1994
                                          Contract Amount      Contract Amount
- ------------------------------------------------------------------------------
Lease Guarantees.........................     $3,928               $4,830
Loan Guarantees..........................    $16,057               $7,746
- ------------------------------------------------------------------------------

Most guarantees require periodic payments to La-Z-Boy in exchange for the guarantee. Terms of current guarantees generally range from one to five years.

The guarantees have off-balance-sheet credit risk because only the periodic payments and accruals for possible losses are recognized in the Consolidated Balance Sheet until the guarantee expires. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value.

Note 7:  Stock Option Plans

The Company's shareholders adopted an employee stock option plan that provides grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and become exercisable at 25% per year beginning one year from date of grant. The Company is authorized to grant options for up to 1,600,000 common shares.

- --------------------------------------------------------------------
                                     Number of          Per share
                                       shares          option price
- --------------------------------------------------------------------
Outstanding at April 24, 1993....    463,574         $14.13 - $22.13
  Granted........................    120,110         $29.63
  Exercised......................    (78,584)        $14.13 - $22.13
  Expired or cancelled...........    (15,126)
- --------------------------------------------------------------------
Outstanding at April 30, 1994....    489,974         $14.13 - $29.63
  Granted........................    109,412         $27.00
  Exercised......................    (73,759)        $14.13 - $29.63
  Expired or cancelled...........    (40,927)
- --------------------------------------------------------------------
Outstanding at April 29, 1995....    484,700         $14.13 - $29.63
- --------------------------------------------------------------------
Exercisable at April 29, 1995....    202,089
Shares available for grants at
  April 29, 1995.................    809,240
- --------------------------------------------------------------------

The Company's shareholders have adopted Restricted Share Plans. The Compensation Committee of the Board of Directors was authorized to offer for sale up to an aggregate of 600,000 common shares to certain employees.
Employee members of the Board of Director's were authorized to offer for sale up to an aggregate of 50,000 common shares to non-employee directors. These shares are offered at 25% of the fair market value. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.

Shares aggregating 11,330 and 11,800 were granted and issued during the fiscal years 1995 and 1994, respectively, under the Restricted Share Plans. Shares remaining for future grants under the above plans amounted to 430,745 at April 29, 1995.

The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the Compensation Committee of the Board of Directors to award up to an aggregate of 400,000 shares to key employees. Grants of shares are based entirely on achievement of goals over a three-year performance period. Any award made under the plan will be at the sole discretion of the Committee after judging all relevant factors. At April 29, 1995, performance awards were outstanding pursuant to which up to approximately 160,000 shares may be issued in fiscal years 1996 and 1999, for the four outstanding plans, depending on the extent to which certain specified performance objectives are met. The costs of performance awards are expensed over the performance period.

Note 8:  Retirement

The Company has contributory and non-contributory retirement plans covering substantially all factory employees.

Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Cash contributions to a trust are made annually based on profits.

The Company has established a non-qualified deferred compensation plan for highly compensated employees called a SERP (Supplemental Executive Retirement
Plan).

The Company offers a voluntary 401(k) retirement plan to eligible employees within all U.S. operating divisions. Currently over 65% of eligible employees are participating in the plan. Employee contributions are matched with La-Z-Boy stock at $0.50 on the dollar up to a maximum company contribution of 1% of pay.

The Company maintains a defined benefit pension plan for all eligible factory hourly employees. The actuarially determined net periodic pension cost and retirement costs are computed as follows (for the years ended):

(Amounts in thousands)
- ------------------------------------------------------------------------------
                                         April 29,     April 30,     April 24,
                                           1995          1994          1993
                                        (52 weeks)    (53 weeks)    (52 weeks)
- ------------------------------------------------------------------------------
Service cost...........................   $1,739        $1,526        $1,426
Interest cost..........................    1,861         1,683         1,455
Actual return on plan assets...........   (2,737)         (719)       (2,197)
Net amortization and deferral..........      571        (1,575)         (234)
                                          -------       -------       -------
  Net periodic pension cost............    1,434           915           450
Profit sharing.........................    4,892         4,659         4,341
SERP...................................      818           795           691
40l(k).................................    1,388         1,145         1,002
Other..................................      508           442           478
                                          -------       -------       -------
  Total retirement costs...............   $9,040        $7,956        $6,962
                                          =======       =======       =======

The funded status of the pension plans was as follows:

(Amounts in thousands)
- ------------------------------------------------------------------------------
                                                      April 29,     April 30,
                                                        1995          1994
- ------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
  obligation........................................  ($26,403)     ($23,887)
Plan assets at fair value...........................    31,566        28,531
                                                      ---------     ---------
  Excess of plan assets over projected benefit
    obligation......................................     5,163         4,644
Prior year service cost not yet recognized in net
  periodic pension cost.............................     1,019         1,117
Unrecognized net loss...............................     4,536         5,274
Unrecognized initial asset..........................    (3,664)       (3,995)
                                                      ---------     ---------
  Prepaid pension asset.............................    $7,054        $7,040
                                                      =========     =========

The expected long-term rate of return on plan assets was 8.0% for 1995, and 8.5% for 1994, and 9.0% for 1993. The discount rate used in determining the actuarial present value of accumulated benefit obligations was 7.5% for 1995, 7.5% for 1994 and 8.0% for 1993. Vested benefits included in the accumulated benefit obligation were $23 million and $21 million at April 29, 1995 and April 30, 1994, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

The Company's pension plan funding policy has been to contribute annually the maximum amount that can be deducted for federal income tax purposes.


Note 9:  Health Care

The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions.

Health-care expenses were as follows (for the years ended):

(Amounts in thousands)
- ----------------------------------------------------------------------------
                                     April 29,      April 30,      April 24,
                                       1995           1994           1993
                                    (52 weeks)     (53 weeks)     (52 weeks)
- ----------------------------------------------------------------------------
Gross health care.................   $30,414        $29,061        $23,962
Participant payments..............    (4,783)        (4,442)        (2,356)
                                     --------       --------       --------
  Net health care.................   $25,631        $24,619        $21,606
                                     ========       ========       ========

The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.

Note 10:  Income Taxes

Effective April 25, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which applies a balance sheet approach to income tax accounting. The Company recorded a tax credit of $3 million or $0.18 per share, which represents the net increase in the net deferred tax as of that date, as an accounting change.

The primary components of the Company's deferred tax assets and liabilities as of April 29, 1995 and April 30, 1994 are as follows:

(Amounts in thousands)
- ---------------------------------------------------------------------------
                                                 April 29,        April 30,
                                                   1995             1994
- ---------------------------------------------------------------------------
Current
Deferred income tax assets (liabilities):
  Bad debt...................................     $7,330           $5,993
  Warranty...................................      3,478            2,703
  Workers' compensation......................      1,411            1,211
  SERP.......................................      1,285            1,023
  Inventory..................................        998              916
  State Income tax...........................        990              (40)
  Performance based restricted stock plan....        856              624
  Other......................................      2,055            2,730
  Valuation allowance........................       (161)              --
                                                 --------         --------
      Total current deferred tax assets......     18,242           15,160
Noncurrent
Deferred income tax assets (liabilities):
  Property, plant and equipment..............     (3,723)          (4,434)
  Pension....................................     (2,921)          (2,899)
  Net operating losses.......................      1,187              418
  Other......................................        202              470
  Valuation allowance........................     (1,355)            (504)
                                                 --------         --------
      Total noncurrent deferred tax liabilities   (6,610)          (6,949)
                                                 --------         --------
        Net deferred tax asset...............    $11,632           $8,211
                                                 ========         ========

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate are as follows (for the years ended):

(% of pretax income)
- ------------------------------------------------------------------------------
                                             April 29,   April 30,   April 24,
                                                1995        1994        1993
- ------------------------------------------------------------------------------
Statutory tax rate.........................     35.0        35.0        34.0
Increase (reduction) in taxes resulting in:
State income taxes net of federal benefit..      4.4         4.8         4.7
Tax credits................................     (0.5)       (0.2)       (0.3)
Acquisition amortization...................      0.7         0.7         0.9
Unutilized loss carryforwards..............      1.6         0.2         0.3
Miscellaneous items........................      0.3        (0.2)        0.2
                                                -----       -----       -----
Effective tax rate.........................     41.5        40.3        39.8
                                                =====       =====       =====

Note 11:  Contingencies

The Company has been named as defendant in various lawsuits arising in the normal course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management and the Company's legal counsel believe that the resultant liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

Additional Company stock may be issued to England/Corsair shareholders based on England/Corsair's actual profit performance in each of the two years following acquisition. Any additional incentives will be recorded as an increase to goodwill in the year earned.

The Company has been identified as a Potentially Responsible Party (PRP) at two clean-up sites: Organic Chemical and Seaboard Chemical Company. At each site, the Company has been identified as a de minimis contributor and volumetric assessments indicate that the Company's contributions to each site have been less than 0.1% of the total. Each site has either completed or has begun the first phase of cleanup. The total cleanup costs expected to be incurred at each site have not yet been accurately estimated, and await the results of the currently ongoing remedial investigation/feasibility studies. The Company is also participating with a number of other companies in the voluntary RCRA closure of the Caldwell Systems site. The Company's volumetric assessment at this site is in the 1% range. The Steering Committee responsible for negotiating the cleanup plan with the EPA has recently reinitiated its negotiations in anticipation of cleanup activities. Estimates of the cleanup costs at the Caldwell site are being developed.
The number of PRP's and voluntary participants at the three sites range from 182 to in excess of 1,750. Based on a review of the number, composition and financial stability of the PRP's and voluntary participants at each site, along with cleanup costs already expended and the preliminary estimates currently available, management does not believe that any significant risk exists that the Company will be required to incur total costs in excess of $100,000 at any of the sites. At April 29, 1995, a total of $300,000 has been accrued with respect to these three sites.

                             Management Discussion

The Management Discussion and Analysis, as required by the Securities and Exchange Commission, should be read in conjunction with the Report of Management Responsibilities, the Report of Independent Accountants, the Financial Statements and related Notes, and all other pages that follow them in the annual report.


Background
- -------------------------------------------------------------------------
Sales by Type                                1995        1994        1993
- -------------------------------------------------------------------------
Residential (Home)
  Upholstery...............................   76%         76%         74%
  Wood & Other.............................   18%         18%         19%
                                             ----        ----        ----
                                              94%         94%         93%
Contract (Office)..........................    6%          6%          7%
                                             ----        ----        ----
                                             100%        100%        100%
                                             ====        ====        ====
- -------------------------------------------------------------------------
Sales by Country                             1995        1994        1993
- -------------------------------------------------------------------------
United States..............................   94%         94%         95%
Canada and Foreign.........................    6%          6%          5%
                                             ----        ----        ----
                                             100%        100%        100%
                                             ====        ====        ====

La-Z-Boy is organized into six operating divisions. Residential (68 years in business) accounts for the majority of the upholstery category. Kincaid (49 years) is part of the wood category. La-Z-Boy Contract Furniture Group (23 years) is all of the Contract line. Hammary (51 years) is primarily in the wood category. La-Z-Boy Canada (66 years) is part of the upholstery category. England/Corsair (31 years), acquired April 1995, is not included in 1995 sales or the tables above.

La-Z-Boy is the world's largest recliner manufacturer and one of the largest U.S. furniture companies.

Analysis of Operations
Year Ended April 29, 1995
(1995 compared with 1994)

La-Z-Boy's sales increased 6% in fiscal 1995 over 1994. However, on a com-parable per-week basis, the increase was 8% due to 1995 containing 52 weeks compared to 53 weeks in 1994. La-Z-Boy believes the increase was primarily the
result of the general economic recovery.   Selling price increases were
generally in the 2-3% range with the remainder of the sales increase due to volume. Major product lines that experienced growth above the Company average were the lower end recliners, modulars, tables and wall units (wood and other), and sofas.

Therefore, all sales growth over the past seven years has been internally generated. The 1995 sales on a per-week basis increased over 1994 at all five operating divisions with particular strength at Hammary.

The 1995 gross margin (gross profit dollars as a percent of sales) of 26.0% de-clined from the 26.2% gross margin in 1994. The favorable impacts of selling price increases and improved plant efficiency at most plants were offset by cost increases relating to leather, fabric, cartoning and premium (not frame stock) lumber. Product line mix changes toward products with lower gross margins also continued in 1995. In addition, the gross margins for the contract and Canadian divisions were below the prior year. The contract decline was largely due to incentives and costs associated with the introduction of new products. The Canadian decline was primarily due to the unfavorable Canadian/U.S. dollar exchange rate along with product line mix changes toward products with lower gross margins.

The 1995 S, G & A expense of 18.6% was down slightly from 18.8% in 1994. Advertising expense increased in 1995 primarily due to the launch of a national television advertising program. A reduction in bad debt expense in 1995 partially offset the advertising increase.

As expected, the La-Z-Boy Contract Furniture Group did not generate a profit in 1995. This division was formed in 1994 through the merger of two former divisions. In addition to the gross margin effects discussed above, the division incurred increased research and development expenditures, reorganization costs and start up costs associated with the merger.

Income tax expense as a percent of pretax income increased to 41.5% in 1995 from 40.3% in 1994. The increase was primarily due to changes in profitability among divisions which were partially offset by some favorable adjustments relating to the 1994 change in accounting for income taxes.

Analysis of Operations
Year Ended April 30, 1994
(1994 compared with 1993)

U.S. furniture industry sales increased roughly 6-8% in La-Z-Boy's fiscal 1994 over 1993. La-Z-Boy's sales increase of 18% over 1993 continued to exceed the increase experienced by the industry as a whole. Approximately 2% of this increase was due to 1994 including 53 weeks while 1993 contained 52 weeks. Management believes the sales volume increase was largely due to improvements in the economy. Other factors contributing to the sales increase to a lesser degree include the opening of more La-Z-Boy Furniture Galleries stores and capital expenditures the last few years at Hammary and Kincaid helping to improve product quality, delivery and availability. Selling price increases were generally in the 2-4% range. Major product lines that experienced rates of unit growth above the Company average were the modulars, lower end recliners, sofas, reclining sofas, high end recliners and bedroom (wood).

During 1994, the La-Z-Boy Contract Furniture Group was formed through the merger of the former La-Z-Boy Contract and RoseJohnson divisions.

The number of independently owned La-Z-Boy Furniture Galleries stores continued to grow in 1994. Most of these stores were major upgrades or new locations for earlier generation La-Z-Boy Showcase Shoppes. These stores are part of the reason La-Z-Boy sales growth has exceeded the industry average. In addition, the number of smaller in-store galleries continued to grow for all divisions.

The gross margin of 26.2% in 1994 was up from the 26.0% gross margin in 1993. The lack of some one-time costs that affected 1993 relating to start up and training for new styles and changes to manufacturing techniques accounted for an improvement of approximately .8 points. To a lesser degree, the gross margin improved due to the 18% sales increase covering a larger portion of fixed costs. These reasons for improvement more than offset the combined .7 point unfavorable effects of increased sales of product lines with lower-than-average gross margins along with increased costs associated with increasing production volume quickly to keep up with sales. To a lesser degree, increased health-care costs also unfavorably affected the gross margin.

Other income declined in 1994 due to a reduction in interest income, changes in pension-related assumptions and Canadian currency exchange losses.

Income tax expense as a percent of pretax income increased to 40.3% in 1994 from 39.8% in 1993. The effect of the 1% increase in the federal tax rate to 35% was partially offset by changes in profitability among divisions.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which changed the method of accounting for income taxes, was adopted by the Company effective April 25, 1993. This change in accounting principle increased net income and the net deferred tax asset by $3.4 million or $.18 per share.

Liquidity and Financial Condition

Effective April 29,1995, La-Z-Boy acquired England/Corsair, Inc., a manufacturer of upholstered furniture. Payment was in the form of La-Z-Boy common stock, cash and notes, with additional incentives available during each of the next two years if England/Corsair exceeds certain profit targets. England/Corsair employs approximately 1,500 employees at its six manufacturing facilities and generates annual sales in excess of $100 million.

Cash flows from operations amounted to $40 million in 1995, $28 million in 1994 and $35 million in 1993 and have usually been adequate for day-to-day expend-itures, dividends to shareholders and capital expenditures.

Capital expenditures were $19.0 million in 1995 compared to $17.5 million 1994 and $12.2 million in 1993. Some capacity expansions occurred in 1995 and 1994 while 1993 did not require expansions. Capacity utilization was approximately 70% at the end of 1995 and 1994.

In 1995, La-Z-Boy obtained $7.5 million through the sale of an industrial revenue bond. The proceeds were used to construct a new plant in Siloam Springs, Arkansas. Retirements of debt totaled between $1 million and $7 million for each of the last three years and were primarily related to paying down the $53 million debt incurred in 1987 to acquire an operating division.

To acquire England/Corsair, La-Z-Boy issued $10.0 million of notes to the former shareholders payable in annual installments over the next four years. England/Corsair's debt of $7.4 million and capital lease obligations of $7.0 million were assumed by La-Z-Boy as of April 29, 1995.

The Company had unused lines of credit and commitments of $61 million under several credit arrangements. The primary credit arrangement, a $50 million unsecured revolving credit line (Credit Agreement) through August 1999, requires interest only payments through August 1999 and a payment of principal in August 1999. The Credit Agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.

In October 1987, the La-Z-Boy Board of Directors authorized a one-million share stock repurchase program. In February 1993, the Board authorized the repurchase of another one million shares. As of April 29, 1995 and April 30, 1994, the Company had acquired about 1,527,000 and 1,010,000 shares, respectively, of its own stock. The Company plans to be in the market for its shares as changes in its stock price and other financial opportunities arise.

The financial strength of the Company is reflected in two commonly used ratios-the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by shareholders' equity plus total debt). The current ratio at the end of 1995 and 1994 was 3.7:1 and 4.1:1, respectively. The debt to capital ratio was 20.5% at the end of 1995 and 16.0% at the end of 1994.

La-Z-Boy provides for all current and future potential liabilities as required, including those relating to postretirement benefits.

La-Z-Boy is subject to contingencies pursuant to environmental laws and regulations. La-Z-Boy accrues for certain environmental remediation activities related to past operations, including Superfund clean-up and Resource Conservation and Recovery Act (RCRA) compliance activities, for which commitments have been made and reasonable cost estimates are possible. La-Z-Boy has been identified as a Potentially Responsible Party (PRP) at two clean-up sites: Organic Chemical and Seaboard Chemical Company. At each site, La-Z-Boy has been identified as a de minimis contributor and volumetric assessments indicate that La-Z-Boy's contributions to each site have been less than 0.1% of the total. Each site has either completed or has begun the first phase of clean-up. The total clean-up costs expected to be incurred at each site have not yet been accurately estimated, and await the results of the currently ongoing remedial investigation/feasibility studies. La-Z-Boy is also participating with a number of other companies in the voluntary RCRA closure of the Caldwell Systems site. La-Z- Boy's volumetric assessment at this site is in the 1% range. The Steering Committee responsible for negotiating the clean-up plan with the EPA has recently reinitiated its negotiations in anticipation of clean-up activities. Estimates of the clean-up costs at the Caldwell site are being developed. The number of PRP's and voluntary participants at the three sites range from 182 to in excess of 1,750. Based on a review of the number, composition and financial stability of the PRP's and voluntary participants at each site, along with clean-up costs already expended and the preliminary estimates currently available, management does not believe that any significant risk exists that La-Z-Boy will be required to incur total costs in excess of $100,000 at any of the sites. At April 29, 1995, a total of $300,000 has been accrued with respect to these three sites. La-Z-Boy is also conducting voluntary compliance audits at La-Z-Boy owned facilities.

Outlook

England/Corsair results will be included in the 1996 Consolidated Statement of Income. The combination of England/Corsair sales with anticipated growth in the other divisions is expected to push 1996 sales over the $1 billion level.

One of La-Z-Boy's financial goals is to achieve sales increases of 10% per year
or increases at least greater than that of the furniture industry.   Some
furniture industry forecasts for calendar year 1995 over 1994 are in the 2-3% range. For 1995, La-Z-Boy sales increased 8% over 1994 on a comparable per-week basis while the industry may have increased approximately 6-9%. This sales growth goal has been in place for the past several years.

The Company's major residential efforts and opportunities for sales growth greater than industry averages are focused outside the recliner market segment, e.g., stationary upholstery (single and multi-seat), reclining sofas and modulars, wood occasional and wall units and wood bedroom and dining room.

The number of proprietary stores is expected to increase in 1996 for all divi-sions and is a major contributor to La-Z-Boy's ability to achieve its sales goal.

During the fourth quarter of 1995, the Company began to experience a reduction in the backlog of orders compared to the prior year. As a result, sales in the first quarter of 1996 may be flat or below 1995's first quarter sales on a comparable basis excluding England/Corsair.

The La-Z-Boy Contract Furniture Group sales growth rate in the next few years is expected to exceed the average of the other divisions.

A second financial goal is to improve operating profit as a percent of sales in 1996 compared to 1995. For 1995, the operating profit margin was 7.4% of sales which matched the prior year. Achieving this goal in 1996 may be difficult partly due to the inclusion of England/Corsair which in recent years has had an operating profit margin below the Company average, but above 4.0% and a projected company wide slowing of sales growth.

A third goal is to achieve a 20% return on capital (operating profit, interest income and other income as a percent of beginning of the year capital) in 1996. For 1995, return on capital was 18.9% which was a decline from the 1994 return of 19.1%. This goal has been in place for several years and will be more difficult to achieve in the future partly due to the recent addition of capital relating to the England/Corsair acquisition.

La-Z-Boy has an opportunity to improve its margins through increases in efficiency, improvements in the utilization of equipment and facilities and increases in sales volumes, even though sales growth may be in product lines with lower gross margins and advertising expenses are expected to increase.

Capital expenditures are forecast to be approximately $18 to $22 million in 1996 compared to $19 million in 1995.

For a number of years, the contract division has not generated a profit. Management feels the division must simplify the product mix and reduce SKU's to improve service, quality and delivery lead time. Eventually, profit margins comparable to the Company's average rates are believed to be achievable. Profitability at this level would help the Company reach the financial goals described previously even though this division is not large enough to dramatically affect the consolidated results. Given no recession, no major competitive environment changes, no major strategic changes and other similar assumptions, contract profitability is expected to improve in 1996 and the division is expected to begin generating an operating profit between 1997 and 1998.

           Consolidated Six-Year Summary of Selected Financial Data

(Dollar amounts in thousands, except per share data)
- -------------------------------------------------------------------------------
Year Ended in April   1995      1994      1993      1992      1991      1990
                    (52 wks)  (53 wks)  (52 wks)  (52 wks)  (52 wks)  (52 wks)
- -------------------------------------------------------------------------------
Sales.............. $850,271  $804,898  $684,122  $619,471  $608,032  $592,273
Cost of sales......  629,222   593,890   506,435   453,055   449,502   430,383
                    --------- --------- --------- --------- --------- ---------
  Gross profit.....  221,049   211,008   177,687   166,416   158,530   161,890
Sell, gen & admin..  158,551   151,756   131,894   123,927   116,278   112,652
                    --------- --------- --------- --------- --------- ---------
  Oper profit......   62,498    59,252    45,793    42,489    42,252    49,238
Interest expense...    3,334     2,822     3,260     5,305     6,374     7,239
Interest income....    1,628     1,076     1,474     1,093     1,215     1,597
Other income.......    1,229       649     1,292     1,628     1,277     1,939
                    --------- --------- --------- --------- --------- ---------
Income before tax..   62,021    58,155    45,299    39,905    38,370    45,535
Income tax expense.   25,719    23,438    18,015    14,805    15,009    17,282
                    --------- --------- --------- --------- --------- ---------
  Net income.......  $36,302   $34,717** $27,284   $25,100   $23,361   $28,253
                    ========= ========= ========= ========= ========= =========
Weighted avg shares
  outstg ('000s)...   18,044    18,268    18,172    18,064    17,941    17,868
Per com shr outstg
  Net income.......    $2.01     $1.90**   $1.50     $1.39     $1.30     $1.58
  Cash div paid....    $0.68     $0.64     $0.60     $0.58     $0.56     $0.54
BV on YE shr outst.   $17.44    $15.91    $14.48    $13.58    $12.75    $11.98
Rtn avg shrhdr eqt.    12.2%*    12.5%**   10.7%     10.6%     10.5%     13.8%
Gr prft % of sales.    26.0%     26.2%     26.0%     26.9%     26.1%     27.3%
Op prft % of sales.     7.4%      7.4%      6.7%      6.9%      6.9%      8.3%
Op prft, int inc &
  oth inc as % of
  BOY capital......    18.9%     19.1%     15.8%     15.1%     15.3%     19.2%
Net inc % of sales.     4.3%      4.3%**    4.0%      4.1%      3.8%      4.8%
Income tax expense
  % pretax income..    41.5%     40.3%     39.8%     37.1%     39.1%     38.0%
- -------------------------------------------------------------------------------
Deprec & amortiz...  $15,156   $14,014   $14,061   $14,840   $14,039   $13,735
Capital expendtrs..  $18,980   $17,485   $12,248   $12,187   $21,428   $22,418
Prty,plt,eqpt,net.. $117,175   $94,277   $90,407   $93,440   $95,508   $89,141
- ------------------------------------------------------------------------------
Working capital.... $237,280  $224,122  $202,398  $184,431  $172,989  $170,292
Current ratio...... 3.7 to 1  4.1 to 1  3.8 to 1  3.7 to 1  3.7 to 1  3.4 to 1
Total assets....... $503,818  $430,253  $401,064  $376,722  $363,085  $361,856
- ------------------------------------------------------------------------------
Long-term debt.....  $76,447   $52,495   $55,370   $55,912   $62,187   $69,066
Debt & Cap. leases.  $83,201   $55,370   $55,912   $60,726   $70,867   $78,036
Shareholders' eqty. $323,640  $290,911  $263,386  $246,359  $229,217  $214,585
Ending capital..... $406,841  $346,281  $319,298  $307,085  $300,084  $292,621
Ratio debt to eqty.    25.7%     19.0%     21.2%     24.6%     30.9%     36.4%
Ratio debt to capl.    20.5%     16.0%     17.5%     19.8%     23.6%     26.7%
- -------------------------------------------------------------------------------
Shareholders.......  12,665     12,615     9,032     8,081     7,208     6,827
Employees..........  11,149      9,370     8,724     8,153     7,828     8,046
- -------------------------------------------------------------------------------

    Acquisition amortization of $1,056 for 1994 and $1,039 for 1990-1993 has been reclassified from other income to selling, general and administrative.

  * April 1995 shareholders' equity used in this calculation excludes $18,004 relating to stock issued on the last day of the fiscal year for the acquisition of an operating division.

 ** Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or $.18 per share.

                       Dividend and Market Information

              ----------------------------------------------------
               1995      Divi-              Market Price
              Quarter    dends     -------------------------------
               Ended     Paid        High        Low        Close
              ----------------------------------------------------
              July 30   $0.17      $33 3/4     $25 3/8     $26 1/2
              Oct. 29    0.17       30          26 1/2      29 3/4
              Jan. 28    0.17       32 5/8      27 7/8      30 5/8
              Apr. 29    0.17       29 1/8      26 1/4      27
                        -----
                        $0.68
                        =====

             ----------------------------------------------------
              1994       Divi-              Market Price
              Year       dends
              Ended      Paid        High        Low        Close
             -----------------------------------------------------

             Jul. 24     $0.15     $31 7/8     $25 1/2     $29 3/4
             Oct. 23      0.15      31 7/8      29 1/4      31 3/8
             Jan. 22      0.17      39 3/4      31 1/2      39 3/4
             Apr. 30      0.17      40          30 1/2      33 1/2
                         -----
                         $0.64
                         =====



- -------------------------------------------------------------------------------
                         Dividend       Market Price                  P/E Ratio
      Dividends Dividend  Payout  -----------------------             ---------
Year     Paid     Yield   Ratio     High     Low    Close   Earnings  High  Low
- -------------------------------------------------------------------------------
1995    $0.68     2.5%    33.8%   $33 3/4 $25 3/8 $27        $2.01     17   13
1994     0.64     1.9%    33.7%*   40      25 1/2  33 1/2     1.90*    21*  13*
1993     0.60     2.1%    40.0%    29 3/4  18      28         l.50     20   12
1992     0.58     2.5%    41.7%    28 3/4  19 1/2  23 1/2     1.39     21   14
1991     0.56     2.6%    43.1%    21 1/2  12 1/4  21 1/4     1.30     17    9
1990     0.54     2.8%    34.2%    23      16 3/4  19 5/8     1.58     15   11


La-Z-Boy Chair Company common shares are traded on the NYSE and the PSE (symbol LZB).

                   Unaudited Quarterly Financial Information


(Amounts in thousands, except per share data)
- -------------------------------------------------------------------------------
Quarter Ended     July 30     October 29   January 28    April 29    Year 1995
                 (13 weeks)   (13 weeks)   (13 weeks)   (13 weeks)   (52 weeks)
- -------------------------------------------------------------------------------
Sales............ $174,387     $230,586     $210,814     $234,484     $850,271
Cost of sales....  133,654      166,816      157,767      170,985      629,222
                  --------     --------     --------     ---------    ---------
  Gross profit...   40,733       63,770       53,047       63,499      221,049
Selling, general
  & admin........   33,032       43,539       39,616       42,364      158,551
                  --------     --------     --------     ---------    ---------
  Opertg profit..    7,701       20,231       13,431       21,135       62,498
Interest expense.      662          752        1,041          879        3,334
Interest income..      273          355          374          626         1628
Other Income.....      273          506          (76)         526         1229
                  --------     --------     --------     ---------    ---------
  Inc before tax.    7,585       20,340       12,688       21,408       62,021
Income tax exp...    3,315        8,262        5,467        8,675       25,719
                  --------     --------     --------     ---------    ---------
    Net income...   $4,270      $12,078       $7,221      $12,733      $36,302
                  ========     ========     ========     =========    =========
    Net income
      per share..    $0.23        $0.67        $0.40        $0.71        $2.01
                  ========     ========     ========     =========    =========

- -------------------------------------------------------------------------------
Quarter Ended      July 24    October 23   January 22    April 30    Year 1994
                  (13 weeks)  (13 weeks)   (13 weeks)   (14 weeks)   (53 weeks)
- -------------------------------------------------------------------------------
Sales............ $162,096     $209,044     $192,648     $241,110     $804,898
Cost of Sales....  123,047      152,160      141,771      176,912      593,890
                  --------     --------    ---------     ---------    --------
  Gross profit...   39,049       56,884       50,877       64,198      211,008
Selling, general
  & admin........   32,509       39,464       37,136       42,647      151,756
                  --------     --------     --------     ---------    --------
  Opertg profit..    6,540       17,420       13,741       21,551       59,252
Interest expense.      720          776          682          644        2,822
Interest income..      279          285          183          329        1,076
Other income.....      438          386          229         (404)         649
                  --------     --------     --------     ---------    --------
  Inc before tax.    6,537       17,315       13,471       20,832       58,155
Income tax exp...    2,563        6,900        5,483        8,492       23,438
                  --------     --------     --------     ---------    --------
    Net income...   $3,974*     $10,415       $7,988      $12,340      $34,717*
                  ========     ========     ========     =========    ========
    Net income
      per share..    $0.22*       $0.57        $0.44        $0.67        $1.90*
                  ========     ========     ========     =========    ========

* Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or $.18 per share.

  Acquisition amortization of $260 for the first and second quarters of 1994 and 1995, $259 for the third quarter of 1994 and $277 for the fourth quarter of 1994 has been reclassified from other income to selling, general and administrative.