Form 10-K, Exhibit 13
period 1997-04-26
LA-Z-BOY INCORP
filed 1997-07-24
CIK 57131

Financial Report

               Report of Management Responsibilities

                       La-Z-Boy Incorporated

The management of La-Z-Boy Incorporated is responsible for the preparation of the accompanying consolidated financial statements, related financial data, and all other information included in the following pages. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgments where appropriate.

Management is further responsible for maintaining the adequacy and effectiveness of established internal controls. These controls provide reasonable assurance that the assets of La-Z-Boy Incorporated are safeguard-ed and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. The internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel, and a program of internal auditing.

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

Charles T. Knabusch                        Frederick H. Jackson
Chief Executive Officer                    Chief Financial Officer



Price Waterhouse LLP
To the Board of Directors and Shareholders of La-Z-Boy Incorporated

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 26, 1997 and April 27, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 26, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Toledo, Ohio
May 29, 1997



                       Consolidated Balance Sheet


--------------------------------------------------------------------
(Amount in thousands, except par value)     As of 4/26/97    4/27/96
--------------------------------------------------------------------
Assets
------
Current assets
     Cash and equivalent...................    $25,382     $27,060
     Receivables, less allowances of $16,442 in
          1997 and $15,253 in 1996.........    215,032     206,430
     Inventories
          Raw materials....................     36,959      37,274
          Work-in-process..................     34,854      35,241
          Finished goods..................      28,177      28,333
                                              ---------   ---------
               FIFO inventories............     99,990     100,848
               Excess of FIFO over LIFO....    (21,219)    (21,656)
                                              ---------   ---------
               Total inventories...........     78,771      79,192

     Deferred income taxes.................     20,950      19,271
     Other current assets..................      2,640       5,148
                                              ---------   ---------
         Total current assets..............    342,775     337,101

Property, plant and equipment, net..........   114,658     116,199
Goodwill, less accumulated amortization of
     $9,744 in 1997 and $8,087 in 1996.....     38,702      40,359
Other long-term assets, less allowances of
     $2,489 in 1997 and $2,780 in 1996.....     32,272      23,887
                                              ---------   ---------
          Total assets.....................   $528,407    $517,546
                                              ========    ========

Liabilities and shareholders' equity
------------------------------------
Current liabilities
     Current portion of long-term debt.....     $4,611     $5,625
     Current portion of capital leases.....      2,017      2,114
     Accounts payable......................     28,589     30,997
     Payroll/other compensation............     37,934     34,609
     Estimated income taxes................      5,412      5,572
     Other current liabilities.............     19,106     17,601
                                               --------    -------
          Total current liabilities........     97,669     96,518

Long-term debt.............................     52,449     57,075
Capital leases.............................      2,202      4,219
Deferred income taxes......................      6,329      6,663
Other long-term liabilities................     10,420      9,695
Commitments and contingencies..............         -          -
Shareholders' equity
     Preferred Shares-5,000 authorized; 0 issued    -          -
     Common shares, $1 par value-40,000 authorized;
     17,908 issued in 1997 and 18,385 in 1996   17,908      18,385
     Capital in excess of par value........     27,697      28,016
     Retained earnings.....................    314,731     297,750
     Currency translation adjustments......       (998)       (775)
                                              ---------   ---------
          Total shareholders' equity.......    359,338     343,376
                                              ---------   ---------
                Total liabilities and
                  shareholders'equity.......  $528,407    $517,546
                                              ========    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                      Consolidated Statement of Income

------------------------------------------------------------------------
(Amounts in thousands,        Fiscal
 except per share data)     year ended  4/26/97    4/27/96      4/29/95
------------------------------------------------------------------------
Sales................................ $1,005,825   $947,263    $850,271
Cost of sales........................    744,662    705,379     629,222
                                       ---------   --------    --------
     Gross profit...................     261,163    241,884     221,049

Selling, general and administrative.     187,230    174,376     158,551
                                       ---------   --------    --------
     Operating profit...............      73,933     67,508      62,498

Interest expense.....................      4,376      5,306       3,334
Interest income......................      1,770      1,975       1,628
Other income.........................      2,508      2,023       1,229
                                       ---------   --------    --------
Pretax income........................     73,835     66,200      62,021

Income tax expense
      Federal   -current.............     26,247     23,383      22,716
                -deferred............     (1,699)      (818)     (1,205)
      State     -current.............      4,304      4,540       4,177
                -deferred............       (314)      (158)         31
                                       ----------   --------   --------
         Total tax expense...........     28,538     26,947      25,719
                                       ----------   --------   --------
            Net income...............    $45,297    $39,253     $36,302
                                         =======    =======     =======
            Weighted average shares..     18,108     18,498      18,044
                                         =======    =======     =======
            Net income per share.....      $2.50      $2.12       $2.01
                                         =======    =======     =======



        Consolidated Statement of Changes in Stockholders' Equity


----------------------------------------------------------------------------
                                    Capital             Currency
                                   in excess           translation
                          Common      of      Retained   adjust-
(Amounts in thousands)    shares   par value  Earnings    ments     Total
----------------------------------------------------------------------------

     At April 30, 1994... $18,287   $10,147   $263,348    ($871)   $290,911

Purchase of La-Z-Boy
    stock................    (529)             (12,243)             (12,772)
Currency translation.....                                   126         126
Stock options/401(k).....     137       601      2,617                3,355
Acquisition of operating
    division.............     667    17,337                          18,004
Dividends paid...........                      (12,286)             (12,286)
Net income...............                       36,302               36,302
                          --------- -------- ---------- -------- -----------

     At April 29, 1995...  18,562    28,085    277,738     (745)   323,640

Purchases of La-Z-Boy
    stock................    (372)              (9,663)            (10,035)
Currency translation.....                                   (30)       (30)
Stock options/401(k).....     195       (69)     4,128               4,254
Dividends paid...........                      (13,706)            (13,706)
Net income...............                       39,253              39,253
                          --------- --------- --------- -------- -----------

     At April 27, 1996...  18,385    28,016    297,750     (775)   343,376

Purchases of La-Z-Boy
    stock................    (693)             (20,058)            (20,751)
Currency translation.....                                  (223)      (223)
Stock options/401(k).....     216      (319)     5,884               5,781
Dividends paid...........                      (14,142)            (14,142)
Net income...............                       45,297              45,297
                          --------- --------- --------- -------- -----------

     At April 26, 1997...  $17,908  $27,697   $314,731    ($998)  $359,338

The years ended April 26, 1997 and April 27, 1996 include England/Corsair. The year ended April 29, 1995 does not include England/Corsair.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                Consolidated Statement of Cash Flows


------------------------------------------------------------------------
                                Fiscal
(Amounts in thousands)        year ended    4/26/97   4/27/96   4/29/95
------------------------------------------------------------------------
Cash flows from operating activities
  Net income..............................  $45,297   $39,253   $36,302
  Adjustments to reconcile net income to
      net cash provided by operating activities:
         Depreciation and amortization....   20,382    20,147    15,156
         Change in receivables............   (8,178)  (13,492)   (6,013)
         Change in inventories............      421     1,899    (4,142)
         Change in other assets
          and liabilities.................    4,254     5,184     1,624
         Change in deferred taxes.........   (2,014)     (975)   (2,619)
                                             -------   -------   -------
             Total adjustments............   14,865    12,763     4,006
                                             -------   -------   -------
Cash provided by operating activities.....   60,162    52,016    40,308

Cash flows from investing activities
  Proceeds from disposals of assets.......     1,527    1,063     1,442
  Capital expenditures....................   (17,778) (18,168)  (18,980)
  Acquisition of operating division, net of
   cash acquired..........................      -         -      (2,486)
  Change in other investments.............    (8,596)  (1,229)     (254)
                                             -------- --------  --------
             Cash used for investing
               activities.................   (24,847) (18,334)  (20,278)

Cash flows from financing activities
  Short-term debt.........................       -        -         261
  Long-term debt..........................       -        -       7,500
  Retirements of debt.....................    (5,640) (13,125)   (5,011)
  Capital leases..........................       -      1,161        -
  Capital lease principle payments........    (2,114)  (2,204)       -
  Stock for stock option plans............     4,213    2,876     1,834
  Stock for 401(k) employee plans.........     1,568    1,378     1,521
  Purchases of La-Z-Boy stock.............   (20,751) (10,035)  (12,772)
  Payment of cash dividends...............   (14,142) (13,706)  (12,286)
                                             -------- --------  --------
             Cash used for financing
              activities..................   (36,866) (33,655)  (18,953)

Effect of exchange rate changes on cash...      (127)     (15)       45

Net change in cash and equivalents........    (1,678)      12     1,122

Cash and equivalents at beginning of the year 27,060   27,048    25,926
                                             -------- --------  --------

Cash and equivalents at end of the year...   $25,382  $27,060   $27,048
                                             ======== ========  ========

Cash paid during the year
      -Income taxes.......................   $28,670  $27,024   $28,010
      -Interest...........................    $4,437   $5,408    $3,281


For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                   Notes to Consolidated Financial Statements


Note 1:  Accounting Policies

The Company operates primarily in the U.S. furniture industry. The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

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

Goodwill is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on profitability projections and cash flow analysis. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized.

Revenue Recognition

Revenue is recognized upon shipment of product.

Income Taxes

Income tax expense is provided on all revenue and expense items included in the consolidated statement of income, regardless of the period such items are recognized for income tax purposes.



Note 2:  Acquisitions

On April 29, 1995, the Company acquired all of the capital stock of England/ Corsair, Inc., a manufacturer of upholstered furniture. For the twelve months ended April 1995, England/Corsair sales were $103.2 million and income before income tax expense was $3.9 million.

During fiscal year 1997, La-Z-Boy acquired approximately 75% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. The remainder of the ordinary share capital is expected to be acquired in the first quarter of fiscal year 1998. Sales for their year ended March 31, 1997 were $12 million. The investment appears in other long-term assets on the balance sheet.



Note 3:  Cash and Equivalents

------------------------------------------------------------------
(Amounts in thousands)                    4/26/97       4/27/96
------------------------------------------------------------------

Cash in bank........................      $5,782         $7,060
Certificates of deposit.............      19,600         20,000
                                        ---------      ---------
     Total cash and equivalents.....     $25,382        $27,060
                                         =======        =======

The Company invests in certificates of deposit with a bank whose board of directors includes three members of the Company's board of directors. At the end of fiscal years 1997 and 1996, $16 million was invested in this bank's certificates.



Note 4:  Property, Plant and Equipment

----------------------------------------------------------------------------
                                   Life in  Depreciation
(Amounts in thousands)              years      method    4/26/97     4/27/96
----------------------------------------------------------------------------

Land and land improvements........   0-20      150%DB    $11,296     $10,753
Buildings and building
  fixtures.....................     15-30      150%DB    110,875     108,120
Machinery and equipment........        10      200%DB    107,316      99,869
Information systems............         5      200%DB     16,295      14,888
Network and production
     tracking systems.........       5-10          SL      1,873         253
Transportation equipment.......         5          SL     14,974      16,680
Other..........................      3-10     Various     14,186      14,875
                                                         --------    -------
                                                         276,815     265,438
     Less: accumulated depreciation..............        162,157     149,239
                                                         --------    -------
        Property, plant and equipment, net.......       $114,658    $116,199
                                                        ========    ========

     DB = Declining Balance         SL = Straight Line



Note 5: Debt and Capital Lease Obligations

------------------------------------------------------------------------
                       Interest
(Amounts in thousands)   rates      Maturities         4/26/97  4/27/96
------------------------------------------------------------------------
Credit lines...........  5.9%-6.1%   1998-02           $15,000  $15,000
Private placement......       8.8%   1998-00             5,625    7,500
La-Z-Boy notes.........       8.0%   1998-99             4,984    7,476
Industrial revenue
   bonds...............  3.8%-4.7%   1999-15            30,870   31,870
Other debt.............  5.0%-7.0%   1998-00               581      854
                                                       -------- --------
Total debt...........................................  $57,060  $62,700
                          Less: current portion......    4,611    5,625
                                                       -------- --------
                          Long-term debt.............  $52,449  $57,075
                                                      ======== ========

                            Weighted average interest     5.4%     5.5%
                         Fair value of long-term debt  $57,200  $62,931

The Company has a $50 million unsecured revolving credit line through August 2001, requiring interest only payments through August 2001 and requiring principal payment in August 2001. The credit agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.

Proceeds from industrial revenue bonds were used to finance the construction of manufacturing facilities. These arrangements require the Company to insure and maintain the facilities and make annual payments that also include interest. The bonds are secured by the facilities constructed from the bond proceeds.

The Company leases equipment (primarily trucks used as transportation equipment) under capital leases expiring at various dates through fiscal year 2001. The majority of the leases include bargain purchase options.

Maturities of debt and lease obligations for the five years subsequent to April 26, 1997 are $7 million, $7 million, $3 million, $1 million and $22 million, respectively. As of April 26, 1997, the Company had remaining unused lines of credit and commitments of $63 million under several credit arrangements.



Note 6:  Financial Guarantees

La-Z-Boy has provided financial guarantees relating to loans and leases in connection with some proprietary stores. The amounts of the unsecured guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded in whole, the contract amounts are not estimates of future cash flows.

------------------------------------------------------------------------
                                                    4/26/97     4/27/96
                                                   Contract     Contract
(Amounts in thousands)                              Amount       Amount
------------------------------------------------------------------------

Lease guarantees................................    $4,458      $4,403
Loan guarantees.................................   $20,049     $16,713
------------------------------------------------------------------------

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



Note 7:  Stock Option Plans

The Company's shareholders adopted an employee Incentive Stock Option Plan that provided grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and become exercisable at 25% per year beginning one year from date of grant. The Company was authorized to grant options for up to 1,600,000 common shares.

------------------------------------------------------------------------
                                                             Weighted
                                             Number           average
                                            of shares     exercise price
------------------------------------------------------------------------

Outstanding at April 30, 1994.............   489,974          $22.65
Granted...................................   109,412           27.48
Exercised.................................   (73,759)          19.60
Expired or cancelled......................   (40,927)          25.00
                                             --------
Outstanding at April 29, 1995.............   484,700           24.03
Granted...................................   140,245           30.98
Exercised.................................   (87,917)          16.80
Expired or cancelled......................    (4,478)          26.15
                                            --------
Outstanding at April 27, 1996.............   532,550           27.05
Granted (see below).......................       -               -
Exercised.................................  (120,714)          22.82
Expired or cancelled......................    (3,659)          27.11
                                             --------
Outstanding at April 26, 1997.............   408,177           28.30
                                             =======
Exercisable at April 26, 1997.............   235,676           27.11

Shares available for grants
  at April 26, 1997.......................       -

The options outstanding at April 26, 1997 have exercise prices between $21.75 and $33.55 and a weighted-average remaining contractual life of 2.1 years.

The Company's shareholders have adopted Restricted Share Plans. Under one plan, which has expired, the Compensation Committee of the Board of Directors was authorized to offer for sale up to an aggregate of 600,000 common shares to certain employees. There were 11,300 shares granted and issued in fiscal year 1996 under this plan. Under a second plan, up to an aggregate of 50,000 common shares were authorized for sale to non-employee directors. This plan expires in the fiscal year 2000. Under the Restricted Share Plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.

Shares aggregating 2,500 and 1,000 were granted and issued during fiscal years 1997 and 1996, respectively, under the director's plan. Shares remain-ing for future grants under the director's plan amounted to 34,000 at April 26, 1997.

No Incentive or employee Restricted stock options were granted in fiscal year 1997 as the plans have expired. Those options, which would have been granted in fiscal year 1997, along with the fiscal year 1998 Incentive and employee Restricted stock options, will be granted in fiscal year 1998 provided the new plans are approved by the Company's shareholders.

The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the Compensation Committee of the Board of Directors to award up to an aggregate of 400,000 shares to key employees. This plan expires in fiscal year 2004. Grants of shares are based entirely on achievement of goals over a three-year performance period. Any award made under the plan will be at the sole discretion of the Compensation Committee after judging all relevant factors. At April 26, 1997, performance awards were outstanding pursuant to which up to approximately 110,000 shares may be issued in fiscal years 1998 through 2000 for the three outstanding plan years, depending on the extent to which certain specified performance objectives are met. The costs of performance awards are expensed over the performance period. In fiscal year 1997, 42,420 shares were issued.

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The differences between the recognition and measurement provisions of SFAS No. 123 and APB No. 25 are not significant to the Company's result of operations or net income per share.



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

The Company offers voluntary 401(k) retirement plans to eligible employees within all U.S. operating divisions. Currently over 60% of eligible employees are participating in the plans. The Company makes matching con-tributions based on specific formulas. For most divisions, this match is made in La-Z-Boy stock.

The Company maintains a defined benefit pension plan for all eligible factory hourly employees. The actuarially determined net periodic pension cost and retirement costs are computed as follows (for the fiscal years ended):

------------------------------------------------------------------------
(Amounts in thousands)                  4/26/97     4/27/96     4/29/95
------------------------------------------------------------------------
Service cost.........................    $1,767      $1,802      $1,739
Interest cost........................     2,270       2,051       1,861
Actual return on plan assets.........    (5,475)     (5,468)     (2,737)
Net amortization and deferral........     2,381       3,031         571
                                         -------     -------     -------
Net periodic pension cost............       943       1,416       1,434

Profit sharing/SERP..................     6,352       5,681       5,710
401(k)...............................     1,625       1,429       1,388
Other................................       529         497         508
                                         -------     -------     -------
    Total retirement costs...........    $9,449      $9,023      $9,040
                                         ======      ======      ======

The funded status of the pension plan was as follows:

------------------------------------------------------------------------
(Amounts in thousands)                               4/26/97    4/27/96
------------------------------------------------------------------------
Actuarial present value of
  projected benefit obligation....................  ($32,011)  ($29,035)
Plan assets at fair value.........................    41,568     37,503
                                                     --------  ---------
Excess of plan assets over
  projected benefit obligation....................     9,557      8,468
Prior year service cost not yet recognized
  in net periodic pension cost....................       823        921
Unrecognized net (gain)/loss......................      (946)     1,320
Unrecognized initial asset........................    (3,002)    (3,333)
                                                      -------    -------
  Prepaid pension asset                               $6,432     $7,376
                                                      ======     ======

The expected long-term rate of return on plan assets was 8.0% for fiscal years 1997, 1996 and 1995. The discount rate used in determining the actuarial present value of projected benefit obligations was 7.5% for fiscal years 1997, 1996 and 1995. Vested benefits included in the projected benefit obligation were $29 million and $26 million at April 26, 1997 and April 27, 1996, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

The Company's pension plan funding policy is to contribute annually at least the amount necessary so that the plan assets exceed the projected benefit obligation.



Note 9 - Health Care

The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions.

Health-care expenses were as follows (for the fiscal years ended):

------------------------------------------------------------------------
(Amounts in thousands)                   4/26/97    4/27/96      4/29/95
------------------------------------------------------------------------
Gross health care.....................   $30,831    $30,122     $30,414
Participant payments..................    (6,393)    (6,005)     (4,783)
                                         --------   --------    --------
     Net health care.................    $24,438    $24,117     $25,631
                                         =======    =======     =======

The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.



Note 10:  Income Taxes

The primary components of the Company's deferred tax assets and liabilities as of April 26, 1997 and April 27, 1996 were as follows:

------------------------------------------------------------------------
(Amounts in thousands)                           4/26/97       4/27/96
------------------------------------------------------------------------
Current
Deferred income tax assets/(liabilities)
     Bad debt.................................   $7,649        $7,395
     Warranty.................................    4,448         3,941
     SERP.....................................    1,680         1,452
     Workers' compensation....................    1,594         1,464
     State income tax.........................    1,161           987
     Inventory................................    1,026           900
     Performance-based restricted stock plan..      693           717
     Other....................................    2,847         2,603
     Valuation allowance......................     (148)         (188)
                                                 -------       -------
           Total current deferred tax assets     20,950        19,271

Noncurrent
Deferred income tax assets/(liabilities)
     Property, plant and equipment............   (3,717)       (3,627)
     Pension..................................   (2,783)       (3,055)
     Net operating losses.....................    1,533         1,458
     Other....................................      207           212
     Valuation allowance......................   (1,569)       (1,651)
                                                 -------       -------
      Total noncurrent deferred
        tax liabilities.......................   (6,329)       (6,663)
                                                 -------       -------
             Net deferred tax asset...........  $14,621       $12,608
                                                =======       =======

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows (for the fiscal years ended):

------------------------------------------------------------------------
(% of pretax income)                       4/26/97    4/27/96    4/29/95
------------------------------------------------------------------------
Statutory tax rate........................  35.0%      35.0%      35.0%
Increase (reduction) in taxes resulting in:
  State income taxes net of  federal benefit 3.5        4.3        4.4
  Tax credits.............................  (0.4)      (1.1)      (0.5)
  Acquisition amortization................   0.9        1.5        0.7
  Unrecognized loss carryforwards.........   0.1        0.9        1.6
  Miscellaneous items.....................  (0.4)       0.1        0.3
                                           -------   -------    -------
  Effective tax rate                        38.7%      40.7%      41.5%
                                            =====      =====      =====



Note 11:  Contingencies

The Company has been named as a defendant in various lawsuits arising in the normal course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resultant liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

The former England/Corsair shareholders were given the opportunity to receive additional Company common stock based on England/Corsair's actual profit performance in each of the two years following acquisition. Approximately $2 million of common stock will be issued in the first quarter of fiscal year 1998 relating to fiscal year 1997 performance. Goodwill will be increased by the value of the common stock issued.

The Company has been named as a potentially responsible party (PRP) at three environmental clean-up sites. The Seaboard Chemical Company site is a Resource Conservation and Recovery Act (RCRA) site, managed under the direction of the State of North Carolina. Four of the Company's manufacturing facilities were individually named as PRP's (the total number of PRP's named at this site is over 1,750). A "De Micromis" settlement with the State for any future obligations at this site was made available to those PRP's who were responsible for sending extremely small volumes of material to the site. This settlement was available for, and accepted by, three out of the four Company facilities. Given its small volume of material sent to this site (approximately 0.06% of the total volume), management anticipates that the remaining facility will be eligible for a "De Minimus" level settlement in the future.

The Organic Chemicals Inc. site is a Superfund site, managed under the direction of the U.S. Environmental Protection Agency (EPA). One of the Company's manufacturing facilities was named as a PRP (a total of 182 PRP's have been named). This facility is considered a "De Minimus" party, having only contributed 0.02% of the total volume of materials at the site. A De Minimus settlement offer, that would resolve all such parties from their future obligations at this site, is currently under review by the EPA.

The Caldwell Systems site is a voluntary RCRA closure, with its activities being coordinated by the EPA. Three of the Company's manufacturing facilities have been identified as having sent materials to this site (a total of 938 parties have been identified).

Two of these facilities (with a combined contribution of just over 1% of the total site volume) participate on the Steering Committee responsible for negotiating closure activities. The third facility, (with a contribution of less than 0.05% of the total site volume) is considered a "De Minimus" party.

Based on a review of all currently known facts, management does not anticipate that future expenditures in this area will have a material adverse effect. At April 26, 1997, a total of $200,000 has been accrued with respect to these three sites.



                     Management Discussion and Analysis

The Management Discussion and Analysis, as required by the Securities and Exchange Commission, should be read in conjunction with the Report of Management Responsibilities, the Report of Independent Accountants, the Consolidated Financial Statements and related Notes, and all other pages that follow them in the annual report.

Background

----------------------------------------------------
Sales by type                       1997  1996  1995
----------------------------------------------------
Residential (home)
     Upholstery                     78%    78%   76%
     Wood & other                   16     16    18
                                    ---    ---   ---
                                    94     94    94
Contract (office)                    6      6     6
                                    ----  ----  ----
                                   100%   100%  100%
                                   ---    ---   ---

-----------------------------------------------------
Sales by country                    1997  1996  1995
-----------------------------------------------------
United States                        94%   94%   94%
Canada and other                      6     6     6
                                    ----  ----  ----
                                   100%   100%  100%
                                    ---   ---   ---

La-Z-Boy is organized into six operating divisions. U.S. Residential (70 years in business) accounts for the majority of the upholstery category and approximately two-thirds of consolidated sales.

-----------------------------------------------------------
U.S. Residential division
sales by dealer type               1997     1996      1995
-----------------------------------------------------------
Galleries/proprietary                51%     47%      46%
General dealers                      36      40       39
Dept. Stores/chains                  13      13       15
                                    ----    ----     ----
                                    100%    100%     100%
                                    ----    ----     ----

Kincaid (51 years) is part of the wood category. England/Corsair (33 years), acquired in April 1995 and not included in the 1995 column of the tables above, is part of the upholstery category. La-Z-Boy Contract Furniture Group (25 years) is all of the Contract line. Hammary (53 years) is primarily in the wood category. La-Z-Boy Canada (68 years) is part of the upholstery category.

La-Z-Boy is the third largest furniture maker in the US, the largest reclining-chair manufacturer in the world and America's largest manufacturer of upholstered furniture.


Analysis of Operations
Year Ended April 26, 1997
(1997 compared with 1996)

La-Z-Boy's sales increased 6% in fiscal 1997 over 1996 and exceeded $1 billion for the first time. This growth rate is believed to be slightly better than the industry growth rate. The sales growth was spread among all the Company's divisions with wood and contract sales somewhat above the average. The Ducks Unlimited Collection, introduced in April 1996, contributed significantly to the wood division sales increases. Selling price increases were small.

The gross margin (gross profit dollars as a percent of sales) improved to 26.0% in 1997 from 25.5% in 1996. The increase in sales volume, along with the effect of cost cutting initiatives, contributed to the margin improvement. The effect of these favorable items was only partially offset by increased material and labor costs and the mix change toward products with lower than average gross margins.

In 1997, the number of plants producing wood frame parts was reduced in an effort to improve quality and reduce costs. The reductions had little financial impact on 1997 as the timing was spread over the year and some conversion costs were incurred offsetting some of the lower production costs. Benefits are expected in 1998.

In April 1997, the Company announced plans to close the Contract plants in Grand Rapids, Michigan and to begin producing these products at an existing plant in Lincolnton, North Carolina. The move is planned for the first quarter of 1998. Two of the plants have been sold and the third will be sold.

S, G & A expense increased to 18.6% of sales in 1997 from 18.4% of sales in 1996 primarily due to increased costs for employee bonuses and incentives.

Interest expense declined 18% primarily due to lower debt and capital lease obligations.

Income tax expense as a percent of pretax income declined to 38.7% in 1997 from 40.7% in 1996. The Canadian division's results were favorable compared to the prior year, reducing the unfavorable impact on the effective tax rate. Also, the benefits of some efforts to reduce tax expense were recognized during the year.

During 1997, La-Z-Boy acquired approximately 75% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. The remainder of the ordinary share capital is expected to be acquired in the first quarter of 1998. Sales for their year ended March 31, 1997 were $12 million.


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

The gross margin of 25.5% declined from 26.0% in 1995. The decline was largely due to the inclusion of E/C which has historically had a lower gross margin than La-Z-Boy. The gross margin was favorably affected by lower health-care and frame stock lumber costs. However, higher fabric and poly costs, along with lower margins in the residential wood and other divisions due to lower volume, offset these savings.

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


Liquidity and Financial Condition

Effective April 29, 1995, La-Z-Boy acquired England/Corsair, Inc. (E/C), a manufacturer of upholstered furniture. Payment was in the form of $18.0 million La-Z-Boy common stock, $10.0 million notes and $2.6 million cash. E/C debt and capital lease obligations of $14.4 million were assumed by La-Z-Boy. As of April 26, 1997, these assumed obligations had been reduced to $4.5 million.

Below is a summary of the cash flow statement. Free cash flow represents the cash remaining from operations after reinvesting in business opportunities. This cash flow allows the Company to pay dividends and repurchase stock generally without incurring additional debt.

---------------------------------------------------------------------------
 (Amounts in thousands)     Year ended    4/26/97   4/27/96     4/29/95
---------------------------------------------------------------------------
Cash flows provided by (used for):
      Net income........................  $45,297   $39,253     $36,302
      Other operating activities........   14,865    12,763       4,006
      Investing activities..............  (24,847)  (18,334)    (20,278)
                                           ------    ------      ------
Free cash flow..........................   35,315    33,682      20,030
Cash flows provided by (used for):
      Financing activities..............  (36,866)  (33,655)    (18,953)
      Exchange rate changes.............     (127)      (15)         45
                                           ------    ------      ------
Increase (decrease) in cash               ($1,678)      $12      $1,122
                                          ========      ===      ======




Cash flows from operations amounted to $60 million in 1997, $52 million in 1996 and $40 million in 1995 and have been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures.

Capital expenditures were $17.8 million in 1997, $18.2 million in 1996 and $19.0 million in 1995. Capacity utilization was approximately 60% at the end of 1997.

In 1995, La-Z-Boy obtained $7.5 million through the sale of industrial revenue bonds. The proceeds were used to construct a new plant in Siloam Springs, Arkansas. Retirements of debt totaled between $5 million and $13 million for each of the last three years.

The Company had unused lines of credit and commitments of $63 million under several credit arrangements as of April 26, 1997. The primary credit arrangement is a $50 million unsecured revolving credit line through August 2001, requiring interest only payments through August 2001 and a payment of principal in August 2001. The credit agreement includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.

The La-Z-Boy Board of Directors has authorized the repurchase of Company stock. Shares acquired in 1997, 1996 and 1995 totaled 694,000, 372,000 and 529,000, respectively. As of April 26, 1997, 474,000 shares were available for repurchase. In May 1997, the Board of Directors authorized the re-purchase of an additional one million shares. The Company plans to be in the market for its shares as changes in its stock price and other financial opportunities arise.

The financial strength of the Company is reflected in two commonly used ratios, the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by shareholders' equity plus total debt). The current ratio at the end of both 1997 and 1996 was 3.5:1. The debt to capital ratio was 14.6% at the end of 1997 and 16.7% at the end of 1996.

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


Outlook

Statements in the Outlook section are forward looking and based on current expectations. Actual results may differ materially.

One of La-Z-Boy's financial goals is for sales to grow faster than the furniture industry with a benchmark of 10% per year. For 1997, La-Z-Boy sales increased 6% from 1996 which the Company believes was slightly better than the industry average. Some furniture industry forecasts for calendar year 1997 over 1996 are in the 4-6% range. While a 10% sales increase is not anticipated in 1998, sales are expected to be slightly above the industry average.

The Company's major residential efforts and opportunities for U.S. sales growth greater than industry averages are focused outside the recliner market segment, e.g., stationary upholstery (single and multi-seat), reclining sofas and modulars, wood occasional and wall units and wood bedroom and dining room.

The number of dealer owned and operated proprietary stores is expected to continue increasing. These stores are a major contributor to La-Z-Boy's ability to achieve its sales goal.

At the end of April 1997, the backlog of orders was somewhat below the prior year level. The decline was mostly due to efforts to fill orders quicker than in the past allowing customers to order product closer to the expected delivery date. The rate of incoming orders in recent weeks has been above the rate for the similar period last year. The backlog is not expected to change significantly in 1998 and first quarter sales are expected to exceed the prior year.

A second financial goal is for earnings (operating profit and net income) to grow equal to or greater than the sales growth. For 1997, the operating profit margin increased to 7.4% of sales from 7.1% in 1996. In 1998, the operating margin is expected to improve again. The gross margin as a percent of sales is expected to increase somewhat due to efficiencies of higher production. Selling price increases are expected to be small while material costs are not expected to increase. Increased S, G & A expense as a percent of sales, largely due to increased information technology related expenses, is expected to offset part of the margin change. For 1997, net income as a percent of sales improved to 4.5% of sales from 4.1% in 1996 and is expected to also improve slightly in 1998 primarily due to the expected increase in operating profit.

A third goal is to continue improving the quality of earnings by concentrat-ing on margins and return on capital (operating profit, interest income and other income as a percent of beginning of year capital) with a benchmark of 20%. For 1997, return on capital was 19.0% compared to the 1996 return of 17.6%.

Further, La-Z-Boy expects to enhance shareholder value by dividend improve-ment and using our stock repurchase plan.

La-Z-Boy has an opportunity to improve its operating margins through increases in efficiency, improvements in the utilization of equipment and facilities and increases in sales volumes, even though sales growth may be in product lines with lower gross margins.

Capital expenditures are forecast to be approximately $25 to $30 million in 1998 compared to $18 million in 1997. Major items in the 1998 plan include: network and production tracking systems along with woodworking, fabric cutting and metal stamping equipment.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. The statement is effective for periods ending after December 15, 1997. The Company does not expect adoption of this standard will have a material impact on its financial statements.

The Company's future results of operations and other forward looking state-ments contained in this Outlook involve a number of risks and uncertainties. These statements are based on assumptions relating to business conditions, the general economy, competitive factors and other similar assumptions. Variations in these assumptions could cause actual results to differ materially. In particular, the Company's sales and profits can be impacted materially in any one quarter by changes in interest rates and consumer confidence in the economy.



         Consolidated Six Year Summary of Selected Financial Data

(Dollar amounts in thousands, except per share data)
----------------------------------------------------------------------------
Year ended         1997      1996      1995      1994      1993      1992
in April        (52 weeks)(52 weeks)(52 weeks)(53 weeks)(52 weeks)(52 weeks)
----------------------------------------------------------------------------
Sales........  $1,005,825  $947,263  $850,271  $804,898  $684,122  $619,471
Cost of
 sales.......     744,662   705,379   629,222   593,890   506,435   453,055
                ----------  --------  --------  --------  --------  --------
Gross profit      261,163   241,884   221,049   211,008   177,687   166,416

Selling, general
 and admin...     187,230   174,376   158,551   151,756   131,894   123,927
                ----------  --------  -------- --------  --------  --------
Operating Profit   73,933    67,508    62,498    59,252    45,793    42,489

Interest expense    4,376     5,306     3,334     2,822     3,260     5,305
Interest income     1,770     1,975     1,628     1,076     1,474     1,093
Other income        2,508     2,023     1,229       649     1,292     1,628
                ----------  --------  -------- --------  --------  --------
Pretax income      73,835    66,200    62,021    58,155    45,299    39,905
Income tax expense 28,538    26,947    25,719    23,438    18,015    14,805
                ----------  --------  -------- --------  --------  --------
    Net income    $45,297   $39,253   $36,302   $34,717** $27,284   $25,100
                  =======   =======   =======   =======   =======   =======

Weighted average shares
  outstg ('000s)   18,108    18,498    18,044     18,268    18,172    18,064

Per common share outstanding
  Net income        $2.50     $2.12     $2.01      $1.90**   $1.50     $1.39
  Cash div. Paid    $0.78     $0.74     $0.68      $0.64     $0.60     $0.58
Book value on year end
  shares outstg    $20.07    $18.68    $17.44     $15.91    $14.48    $13.58

Return on average
  shhldrs' equity   12.9%     11.8%     12.2%*     12.5%**   10.7%     10.6%


Gr prft as % sales  26.0%     25.5%     26.0%      26.2%     26.0%     26.9%
Op. prft as % sales  7.4%      7.1%      7.4%       7.4%      6.7%      6.9%
Op. prft, interest income
  & other inc. as % of
  beg.-of-yr capital19.2%     17.6%     18.9%      19.1%     15.8%     15.1%
Net inc. as % sales  4.5%      4.1%      4.3%       4.3%**    4.0%      4.1%
Inc. tax exp. as % of
     pretax income  38.7%     40.7%     41.5%      40.3%     39.8%     37.1%

Deprec. & amort.  $20,382   $20,147    $15,156   $14,014   $14,061   $14,840
Capital expend.   $17,778   $18,168    $18,980   $17,485   $12,248   $12,187
Prpty, plnt &
  equip, (net)   $114,658  $116,199   $117,175   $94,277   $90,407   $93,440

Working capital  $245,106  $240,583   $237,280  $224,122  $202,398  $184,431
Current ratio    3.5 to 1  3.5 to 1   3.7 to 1  4.1 to 1  3.8 to 1  3.7 to 1
Total assets     $528,407  $517,546   $503,818  $430,253  $401,064  $376,722

Debt/cap. Leases  $61,279   $69,033    $83,201   $55,370   $55,912   $60,726
Shhldrs. Equity  $359,338  $343,376   $323,640  $290,911  $263,386  $246,359
Ending capital   $420,617  $412,409   $406,841  $346,281  $319,298  $307,085
Debt-equity ratio   17.1%     20.1%      25.7%     19.0%     21.2%     24.6%
Debt-capital ratio  14.6%     16.7%      20.5%     16.0%     17.5%     19.8%

Shareholders       12,729    12,293     12,665    12,615     9,032     8,081
Employees          11,236    10,733     11,149     9,370     8,724     8,153


* April 1995 shareholders' equity used in this calculation excludes $18,004 relating to stock issued on the last day of the fiscal year for the acquisition of an operating division.

** Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or $0.18 per share.



                      Dividend and Market Information

------------------------------------------------------------------------
                                         Market Price
 Fiscal 1997       Dividends     -----------------------------
Quarter ended        Paid           High      Low      Close
------------------------------------------------------------------------
  July 27           $0.19         $32 5/8   $28 1/4   $29 1/8
  Oct. 26            0.19          31 3/8    28 1/4    30 3/8
  Jan. 25            0.19          31 3/8    29 1/4    31 3/8
  Apr. 26            0.21          36 7/8    30 3/4    32 1/4
                    ------
                    $0.78
                    =====



------------------------------------------------------------------------
                                         Market Price
 Fiscal 1996       Dividends     -----------------------------
Quarter ended        Paid           High      Low      Close
------------------------------------------------------------------------
  July 29            $0.17        $29 1/2   $25 5/8   $27 1/2
  Oct. 28             0.19         30 3/4    27 1/8    29 5/8
  Jan. 27             0.19         33 1/2    28 5/8    30 5/8
  Apr. 27             0.19         36 3/4    27        30 1/8
                     ------
                     $0.74
                     =====



----------------------------------------------------------------------------
                                                                      P/E
         Divi-   Divi-   Dividend       Market Price         Net     Ratio
Fiscal   dends   dend     Payout   ----------------------  Income  ---------
 Year    Paid    Yield    Ratio     High    Low    Close   Per Sh. High  Low
----------------------------------------------------------------------------
1997    $0.78    2.4%     31.2%  $36 7/8  $28 1/4  $32 1/4  $2.50   15   11
1996     0.74    2.5%     34.9%   33 3/4   25 5/8   30 1/8   2.12   16   12
1995     0.68    2.5%     33.8%   33 3/4   25 3/8   27       2.01   17   13
1994     0.64    1.9%     33.7%*  40       25 1/2   33 1/2   1.90*  21*  13*
1993     0.60    2.1%     40.0%   29 3/4   18       28       1.50   20   12
1992     0.58    2.5%     41.7%   28 3/4   19 1/2   23 1/2   1.39   21   14

La-Z-Boy Incorporated common shares are traded on the NYSE and the PCX (symbol LZB).



               Unaudited Quarterly Financial Information

----------------------------------------------------------------------------
(Amounts in thousands, except per share data)                       Fiscal
                                                                     Year
Quarter ended       7/27/96     10/26/96     1/25/97    4/26/97       1997
----------------------------------------------------------------------------
Sales............. $202,227     $271,554    $244,581    $287,463  $1,005,825
Cost of sales.....  154,917      197,017     180,979     211,749     744,662
                  ---------    ---------   ---------   ---------  ----------
   Gross profit...   47,310       74,537      63,602      75,714     261,163

Selling, general and
 administrative...   39,354       49,006      47,765      51,105     187,230
                  ---------    ---------   ---------   ---------  ----------
   Operating
    profit........    7,956       25,531      15,837      24,609      73,933

Interest expense..    1,107        1,097       1,096       1,076       4,376
Interest income...      463          367         430         510       1,770
Other income......      785          521         639         563       2,508
                  ---------    ---------   ---------   ---------  ----------
   Pretax income..    8,097       25,322      15,810      24,606      73,835
Income tax expense    3,499       10,070       6,009       8,960      28,538
                  ---------    ---------   ---------   ---------  ----------
   Net income.....   $4,598      $15,252      $9,801     $15,646     $45,297
                     ======      =======      ======     =======     =======
  Net income
   per share......    $0.25        $0.84       $0.54       $0.87       $2.50
                      =====        =====       =====       =====       =====



----------------------------------------------------------------------------
                          .......                                    Fiscal
                                                                      Year
Quarter ended       7/29/95     10/28/95     1/27/96     4/27/96      1996
----------------------------------------------------------------------------
Sales............. $195,757     $258,320    $226,354    $266,832    $947,263
Cost of sales.....  151,378      188,644     170,602     194,755     705,379
                  ---------    ---------   ---------   ---------  ----------
   Gross profit...   44,379       69,676      55,752      72,077     241,884

Selling, general and
 administrative...   37,937       45,905      41,783      48,751     174,376
                  ---------    ---------   ---------   ---------  ----------
   Operating
    profit........    6,442       23,771      13,969      23,326      67,508

Interest expense..    1,464        1,437       1,217       1,188       5,306
Interest income...      456          484         390         645       1,975
Other income......      375          476         436         736       2,023
                  ---------    ---------   ---------   ---------  ----------
   Pretax income..    5,809       23,294      13,578      23,519      66,200
Income tax expense    2,634        9,038       5,794       9,481      26,947
                  ---------    ---------   ---------   ---------  ----------
   Net Income.....   $3,175      $14,256      $7,784     $14,038     $39,253
                     ======      =======      ======     =======     =======
Net income per share  $0.17        $0.77       $0.42       $0.76       $2.12
                      =====        =====       =====       =====       =====

*Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or $0.18 per share.