Form 10-K, Exhibit 13
period 1998-04-25
LA-Z-BOY INCORP
filed 1998-07-21
CIK 57131

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

Management is further responsible for maintaining the adequacy and effectiveness of established internal controls. These controls provide reasonable assurance that the assets of La-Z-Boy Incorporated are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. The internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel, and a program of internal auditing.


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

                                                      Gerald L. Kiser
                                                      President and Chief
                                                      Operating Officer

                                                      Frederick H. Jackson
                                                      Chief Financial Officer



                     Report of Independent Accountants

                             Price Waterhouse LLP

To the Board of Directors and Shareholders of La-Z-Boy Incorporated:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity, and of cash flows, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 25, 1998 and April 26, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 25, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                      Price Waterhouse LLP
                                                      Toledo, Ohio
                                                      May 21, 1998




                          Consolidated Balance Sheet

(Amounts in thousands, except par value)
----------------------------------------------------------------------------
As of                                                  April 25,    April 26,
                                                         1998         1997
----------------------------------------------------------------------------

Assets
------
Current assets
  Cash and equivalents..............................    $28,700     $25,382
  Receivables, less allowances of $16,605 in 1998
    and $16,442 in 1997.............................    238,260     215,032
  Inventories
    Raw materials...................................     43,883      36,959
    Work-in-process.................................     40,640      34,854
    Finished goods..................................     30,193      28,177
                                                       ---------   ---------
      FIFO inventories..............................    114,716      99,990
      Excess of FIFO over LIFO......................    (22,812)    (21,219)
                                                       ---------   ---------
        Total inventories...........................     91,904      78,771

  Deferred income taxes.............................     16,679      20,950

  Income taxes......................................        936        --

  Other current assets..............................      6,549       2,640
                                                       ---------   ---------
    Total current assets............................    383,028     342,775

Property, plant and equipment, net..................    121,762     114,658
Goodwill, less accumulated amortization of
  $11,523 in 1998 and $9,744 in 1997.................    49,413      38,702
Other long-term assets, less allowances of
  $4,034 in 1998 and $2,489 in 1997.................     26,148      32,272
                                                       ---------   ---------
    Total assets....................................   $580,351    $528,407
                                                       =========   =========

Liabilities and shareholders' equity
------------------------------------
Current liabilities
  Current portion of long-term debt.................     $4,822      $4,611
  Current portion of capital leases.................      1,383       2,017
  Accounts payable..................................     36,703      28,589
  Payroll/other compensation........................     39,617      37,934
  Income taxes............................                 --         5,412
  Other current liabilities.........................     25,764      19,106
                                                       ---------   ---------
    Total current liabilities.......................    108,289      97,669

Long-term debt......................................     66,434      52,449

Capital leases......................................        819       2,202

Deferred income taxes...............................      5,478       6,329

Other long-term liabilities.........................     11,122      10,420

Commitments and contingencies                              --          --

Shareholders' equity
  Preferred shares - 5,000 authorized; 0 issued.....       --          --
  Common shares, $1 par value - 40,000 authorized;
   17,850 issued in 1998 and 17,908 in 1997.........     17,850      17,908
  Capital in excess of par value....................     29,262      27,697
  Retained earnings.................................    342,146     314,731
  Currency translation adjustments..................     (1,049)       (998)
                                                       ---------   ---------
    Total shareholders' equity......................    388,209     359,338
                                                       ---------   ---------
      Total liabilities and shareholders' equity....   $580,351    $528,407
                                                       =========   =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.






                       Consolidated Statement of Income

(Amounts in thousands, except per share data)
-----------------------------------------------------------------------------
Fiscal Year Ended                     4/25/98        4/26/97         4/27/96
-----------------------------------------------------------------------------
Sales...............................$1,108,038     $1,005,825       $947,263
Cost of sales........................  825,312        744,662        705,379
                                      ---------      ---------      ---------
  Gross profit.......................  282,726        261,163        241,884

Selling, general and administrative..  205,523        187,230        174,376
                                      ---------      ---------      ---------
  Operating profit...................   77,203         73,933         67,508

Interest expense.....................    4,157          4,376          5,306
Interest income......................    2,021          1,770          1,975
Other income.........................    4,207          2,508          2,023
                                      ---------      ---------      ---------
  Pretax income......................   79,274         73,835         66,200


  Income tax expense
  Federal - current..................   28,467         26,247         23,383
          - deferred.................   (2,046)        (1,699)          (818)
  State   - current..................    3,287          4,304          4,540
          - deferred.................     (354)          (314)          (158)
                                      ---------      ---------      ---------
    Total tax expense................   29,354         28,538         26,947
                                      ---------      ---------      ---------

    Net income.......................  $49,920        $45,297        $39,253
                                      =========      =========      =========

    Weighted average shares..........   17,885         18,108         18,498
                                      =========      =========      =========


    Basic net income per share.......    $2.79          $2.50          $2.12
                                      =========      =========      =========

    Diluted net income per share.....    $2.78          $2.49          $2.12
                                      ==========      =========     ==========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                     Consolidated Statement of Cash Flows

(Amounts in thousands)
-----------------------------------------------------------------------------
Year Ended                                   4/25/98     4/26/97     4/27/96
-----------------------------------------------------------------------------
Cash flows from operating activities:
  Net income..............................   $49,920     $45,297     $39,253
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization.......    21,021      20,382      20,147
      Change in receivables...............   (14,090)     (8,178)    (13,492)
      Change in inventories...............    (6,918)        421       1,899
      Change in other assets and liab.....     2,374       4,254       5,184
      Change in deferred taxes............     3,177      (2,014)       (975)
                                            ---------   ---------   ---------
        Total adjustments.................     5,564      14,865      12,763
                                            ---------   ---------   ---------

        Cash provided by operating
          activities......................    55,484      60,162      52,016

Cash flows from investing activities:
  Proceeds from disposals of assets.......     1,585       1,527       1,063
  Capital expenditures....................   (22,016)    (17,778)    (18,168)
  Change in other investments.............   (16,066)     (8,596)      1,229
                                            ---------   ---------   ---------
        Cash used for investing activities   (36,497)    (24,847)    (18,334)

Cash flows from financing activities:
  Short-term debt.........................      --           --          --
  Long-term debt..........................    35,000         --          --
  Retirements of debt.....................   (24,653)     (5,640)     (13,125)
  Capital leases..........................       --          --         1,161
  Capital lease principal payments            (2,017)     (2,114)      (2,204)
  Stock for stock option plans............     5,748       4,213        2,876
  Stock for 40l(k) employee plans.........     1,704       1,568        1,378
  Purchases of La-Z-Boy stock.............   (16,391)    (20,751)     (10,035)
  Payments of cash dividends..............   (15,029)    (14,142)     (13,706)
                                            ---------   ---------    ---------
        Cash used for financing activities   (15,638)    (36,866)     (33,655)

Effect of exchange rate changes on cash...       (31)       (127)         (15)
                                            ---------   ---------    ---------
Net change in cash and equivalents........     3,318      (1,678)          12

Cash and equiv. at beginning of the year..    25,382      27,060       27,048
                                            ---------   ---------   ---------
Cash and equiv. at end of the year........   $28,700     $25,382      $27,060
                                            =========   =========   =========
Cash paid during the year - Income taxes..   $29,025     $28,670      $27,024
                          - Interest......    $4,235      $4,437       $5,408


For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.







                 Consolidated Statement of Shareholders' Equity


(Amounts in thousands)
------------------------------------------------------------------------------
                                        Capital            Currency
                                          in                Trans-
                                        Excess              lation
                                Common  of Par   Retained   Adjust-
                                Shares  Value    Earnings    ments     Total
------------------------------------------------------------------------------
          At April 29, 1995..  $18,562  $28,085  $277,738    ($745)  $323,640

Purchases of La-Z-Boy stock..     (372)            (9,663)            (10,035)
Currency translation.........                                  (30)       (30)
Stock options/401(k).........      195      (69)    4,128               4,254
Dividends paid...............                     (13,706)            (13,706)
Net income...................                      39,253              39,253
                               -------- -------  ---------  -------  ---------
          At April 27, 1996..   18,385   28,016   297,750     (775)   343,376

Purchases of La-Z-Boy stock..     (693)           (20,058)            (20,751)
Currency translation.........                                 (223)      (223)
Stock options/401(k).........      216     (319)    5,884               5,781
Dividends paid...............                     (14,142)            (14,142)
Net income...................                      45,297              45,297
                               -------- -------  ---------  -------  ---------
          At April 26, 1997..   17,908   27,697   314,731     (998)   359,338

Purchases of La-Z-Boy stock..     (484)            (15,907)           (16,391)
Currency translation.........                                  (51)       (51)
Stock options/401(k).........      333    1,110     6,008               7,451
Acquisition related`..........      93      455     2,423               2,971
Dividends paid...............                     (15,029)            (15,029)
Net income...................                      49,920              49,920
                               -------  -------  --------   -------  --------
          At April 25, 1998..  $17,850  $29,262  $342,146  ($1,049)  $388,209
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

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its subsidiaries. All significant intercompany transactions have been eliminated. Certain non-U.S. subsidiaries are consolidated on a one-month lag.

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

Goodwill

The excess of the cost of operating companies acquired over the value of their net tangible assets is amortized on a straight-line basis over 30 years from the date of acquisition.

Goodwill is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on profitability projections and cash flow analysis. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then the asset is written down to fair value.

Revenue Recognition

Revenue is recognized upon shipment of product.

Income Taxes

Income tax expense is provided on all revenue and expense items included in the consolidated statement of income, regardless of the period such items are recognized for income tax purposes.

Earnings per Share

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128,
 "Earnings per Share" in 1998. The Statement requires both basic and diluted net income per share to be presented. Basic net income per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share uses the weighted-average number of shares outstanding during the period plus the additional common shares that would be outstanding if the dilutive potential common shares were issued. This includes employee stock options. Prior period earnings per share information has been restated to be in compliance with SFAS No. 128.

(Amounts in thousands)
-------------------------------------------------------------------
                                   4/25/98     4/26/97     4/27/96
-------------------------------------------------------------------

Weighted average common shares
  outstanding (Basic)............  17,885       18,108      18,498
Effect of options..............        55           84          34
Weighted average common
   shares outstanding (Diluted)..  17,940       18,192      18,532

Note 2:  Acquisitions

On April 1, 1998, the Company acquired all of the capital stock of Sam Moore Furniture Industries, Incorporated, a manufacturer of upholstered furniture. For the year ended December 31, 1997, Sam Moore Furniture Industries sales were $33 million.

During the fiscal year 1998, La-Z-Boy acquired the remaining 25% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. Sales for their year ended March 31, 1997 were $12 million.

The consolidated April 1998 financial statements include the operations of Distincion Muebles, a furniture manufacturer located in Mexico. Annual sales for the year ended March 30, 1998 were $1.9 million.



Note 3:  Cash and Equivalents


(Amounts in thousands)
-----------------------------------------------------------------
                                         4/25/98         4/26/97
-----------------------------------------------------------------
Certificates of deposit................  $13,000         $19,600
Cash in bank...........................   10,714           5,782
Commercial paper.......................    3,963            --
Marketable Securities..................    1,023            --
                                         -------         -------
  Total cash and equivalents...........  $28,700         $25,382
                                         =======         =======

The Company invests in certificates of deposit with a bank whose board of directors includes two members of the Company's board of directors. At the end of fiscal years 1998 and 1997, $13 million and $16 million, respectively, was invested in this bank's certificates.

Note 4:  Property, Plant and Equipment

(Amounts in thousands)
-------------------------------------------------------------------------
                                 Life in  Depreciation
                                  years      method     4/25/98  4/26/97
-------------------------------------------------------------------------
Land and land improvements......   0-20     150% DB    $ 12,937  $ 11,296
Buildings and building fixtures.  15-30     150% DB     116,145   110,875
Machinery and equipment.........     10     200% DB     114,502   107,316
Network and production
  tracking systems..............   5-10          SL       2,407     1,873
Transportation equipment........      5          SL      15,606    14,974
Information systems.............    3-5 150-200% DB      20,738    16,295
Other...........................   3-10     Various      18,048    14,186
                                                        --------  --------
                                                        300,383   276,815
Less:  accumulated depreciation.......                  178,621   162,157
                                                        --------  --------
  Property, plant and equipment, net..                 $121,762  $114,658
                                                        ========  ========

DB = Declining Balance     SL = Straight Line



Note 5:  Debt and Capital Lease Obligations

(Amounts in thousands)
-------------------------------------------------------------------------
                            Interest
                              rates    Maturities     4/25/98    4/26/97
-------------------------------------------------------------------------
Private placement.........   6.5-8.8%   1999-08      $38,750      $5,625
Industrial revenue bonds..  4.0%-4.6%   1999-14       28,500      30,870
La-Z-Boy notes............       8.0%      1999        2,492       4,984
Credit lines..............  5.9%-6.1%       -            -        15,000
Other debt................  5.0%-7.0%   1999-04        1,514         581
                                                     -------     -------
    Total debt...................................    $71,256     $57,060
    Less: current portion........................      4,822       4,611
                                                     -------     -------
    Long-term debt...............................    $66,434     $52,449
                                                     =======     =======

                      Weighted average interest rate    5.8%        5.4%

                        Fair value of long-term debt $71,352     $57,200


The Company has a $75 million unsecured revolving credit line through August 2002, requiring interest only payments through August 2002 and requiring principal payment in August 2002. The credit agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios.

On April 22, 1998, the Company obtained $35 million through the sale of unsecured senior notes in a private placement. The principal on the notes payable at the end of 10 years and has an interest rate of 6.47%. The agreement also includes convenants that, among other things, require the Company to maintain certain financial statement ratios.

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

Maturities of debt and lease obligations for the five years subsequent to April 25, 1998 are $6 million, $3 million, $2 million, $5 million and $0, respectively. As of April 25,1998, the Company had remaining unused lines of credit and commitments of $106 million under several credit arrangements.


Note 6:  Financial Guarantees

La-Z-Boy has provided financial guarantees relating to loans and leases in connection with some proprietary stores. The amounts of the unsecured guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded in whole, the contract amounts are not estimates of future cash flows.


(Amounts in thousands)
------------------------------------------------------------------------------
                                              4/25/98              4/26/97
                                          Contract Amount      Contract Amount
------------------------------------------------------------------------------
Lease Guarantees.........................     $5,122               $4,458
Loan Guarantees..........................    $23,567              $20,049


Most guarantees require periodic payments to La-Z-Boy in exchange for the guarantee. Terms of current guarantees generally range from one to five years.

The guarantees have off-balance-sheet credit risk because only the periodic payments and accruals for possible losses are recognized until the guarantee expires. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.


Note 7:  Stock Option Plans

The Company's shareholders adopted an employee Incentive Stock Option Plan that provides grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and become exercisable at 25% per year beginning one year from the date of grant. The Company is authorized to grant options for up to 2,500,000 common shares.

--------------------------------------------------------------------
                                     Number of       Weighted average
                                      shares          exercise price
--------------------------------------------------------------------
Outstanding at April 29, 1995....    484,700              $24.03
  Granted........................    140,245              $30.98
  Exercised......................    (87,917)             $16.80
  Expired or cancelled...........    ( 4,478)             $26.15
                                     --------
Outstanding at April 27, 1996....    532,550              $27.05
  Granted........................       --                  --
  Exercised......................   (120,714)             $22.82
  Expired or cancelled...........     (3,659)             $27.11
                                     --------
Outstanding at April 26, 1997....    408,177              $28.30
  Granted........................    286,955              $34.80
  Exercised......................   (225,772)             $28.07
  Expired or cancelled...........    (22,507)             $31.26
                                     --------
Outstanding at April 25, 1998....    446,853              $32.61
                                     ========
Exercisable at April 25, 1998....    169,148              $29.49
Shares available for grants at
  April 25, 1998.................      2,198


The options outstanding at April 25, 1998 have exercise prices between $27.00 and $39.69 and a weighted-average remaining contractual life of 2.8 years.

The Company's shareholders have adopted Restricted Share Plans. Under one plan, the Compensation Committee of the Board of Directors is authorized to offer for sale up to an aggregate of 250,000 common shares to certain employees. Under a second plan, up to an aggregate of 50,000 common shares are authorized for sale to non-employee directors. Under the Restricted Share Plans, shares are offered at 25% of the fair market value at the date of the grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.

Shares aggregating 1,000 and 2,500 were granted and issued during the fiscal years 1998 and 1997, respectively, under the directors' plan. Shares remaining for future grants under the directors' plan amounted to 33,000 at April 25, 1998.

Shares aggregating 23,060 and 0 were granted and issued during the fiscal years 1998 and 1997, respectively, under the employee Restricted Share Plan. Shares remaining for future grants under the above plan amounted to 226,940 at April 25, 1998.

The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the Compensation Committee of the Board of Directors to award up to an aggregate of 400,000 shares to key employees.
Grants of shares are based on achievement of goals over a three-year performance period. Any award made under the plan will be at the sole discretion of the Committee after judging all relevant factors. At
April 25, 1998, performance awards were outstanding pursuant to which up to approximately 110,000 shares may be issued in fiscal years 1999 through 2001 for the three outstanding plans, depending on the extent to which certain specified performance objectives are met. The costs of performance awards are expensed over the performance period. In 1998, 42,965 shares were issued.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Had the Company elected to recognize compensation cost for incentive stock options based on the fair value method of accounting prescribed by SFAS No. 123, the expense relating to the stock options would have been $0.6 million in 1998, $0.2 million in 1997, and $0.2 million in 1996. Pro forma net income and earnings per share would have been as follows:

(Amounts of thousands, except per share data)
-------------------------------------------------------------------
                                   4/25/98     4/26/97    4/27/96
-------------------------------------------------------------------
Net income......................   $49,349     $45,118    $39,074
Basic net income per share......     $2.76       $2.49      $2.11
Diluted net income per share....     $2.75       $2.48      $2.11

The pro forma effect on net income is not representative of the pro forma effect on net income that will be disclosed in future years because it does not take into consideration pro forma compensation expense relating to grants prior to 1996 as required by SFAS No. 123.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions:


                                    4/25/98    4/26/97     4/27/96
--------------------------------------------------------------------
Risk free interest rate...........   5.6%        6.4%       5.6%
Dividend rate.....................   1.6%        2.4%       2.5%
Expected life.....................   4.6 yrs     4.6 yrs    4.8 yrs
Stock price volatility............    23%         25%        25%


Note 8:  Retirement/Welfare

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

The Company provides executive life insurance to certain highly compensated employees. Such employees are not eligible for current contributions to profit sharing or SERP.

The Company offers voluntary 401(k) retirement plans to eligible employees within U.S. operating divisions. Currently over 60% of eligible employees are participating in the plans. The Company makes matching contributions based on specific formulas. For most divisions, this match is made in La-Z-Boy stock.

The Company maintains defined benefit pension plans for all eligible factory hourly employees.

The actuarially determined net periodic pension cost and retirement costs are computed as follows:


(Amounts in thousands)
------------------------------------------------------------------------------
                                          4/25/98       4/26/97      4/27/96
------------------------------------------------------------------------------
Service cost...........................   $1,903        $1,767       $1,802
Interest cost..........................    2,508         2,270        2,051
Actual return on plan assets...........   (9,439)       (5,475)      (5,468)
Net amortization and deferral..........    5,843         2,381        3,031
                                          -------       -------      -------
  Net periodic pension cost............      815           943        1,416

Profit sharing/SERP....................    6,035         5,999        5,681
40l(k).................................    1,661         1,625        1,429
Other..................................      968           882          497
                                          -------       -------      --------
  Total retirement costs...............   $9,479        $9,449       $9,023
                                          =======       =======      ========

The funded status of the pension plans was as follows (for the fiscal years ended):


(Amounts in thousands)
----------------------------------------------------------------
                                         4/25/98       4/26/97
----------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of
  year................................    $32,011       $29,035
    Service cost......................      1,903         1,767
    Interest cost.....................      2,508         2,270
    Amendments........................        474           349
    Benefits paid.....................     (1,663)       (1,410)
    Acquisition of Sam Moore..........      4,715           --
                                          --------      --------
      Benefits obligation at end of year   39,948        32,011

Change in plan assets
  Fair value plan assets at beginning
  of year.............................     41,568        37,503
    Actual return on plan assets......      9,439         5,475
    Benefits paid.....................     (1,663)       (1,410)
    Acquisition of Sam Moore..........      4,201           --
                                          --------      --------
      Fair value of plan assets at end
      of year                              53,545        41,568

Funded status.........................     14,111         9,557
  Unrecognized actuarial loss/gain....     (9,218)       (3,948)
  Unamortized prior service cost.....         724           823
                                          --------       --------
      Net amount recognized...........     $5,617        $6,432
                                          ========       ========


The expected long-term rate of return on plan assets was 8.0% for fiscal years 1998, 1997 and 1996. The discount rate used in determining the actuarial present value of projected benefit obligations was 7.5% for fiscal years
1998, 1997, and 1996. Vested benefits included in the projected benefit obligation were $32 million and $29 million at April 25, 1998 and April 26, 1997, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

The Company's pension plan funding policy is to contribute annually at least the amount necessary so that the plan assets exceed the projected benefit obligation.

The Company acquired Sam Moore on April 1, 1998,increasing the pension benefit obligation by $4.7 million and the pension plan assets by $4.2 million.


Note 9:  Health Care

The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions.

Health-care expenses were as follows (for the years ended):

(Amounts in thousands)
----------------------------------------------------------------------------
                                     4/25/98         4/26/97       4/27/96
----------------------------------------------------------------------------
Gross health care.................   $32,020        $30,831        $30,122
Participant payments..............    (7,531)        (6,393)        (6,005)
                                     --------       --------       --------
  Net health care.................   $24,489        $24,438        $24,117
                                     ========       ========       ========

The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.


Note 10:  Income Taxes

The primary components of the Company's deferred tax assets and liabilities as of April 25, 1998 and April 26, 1997 are as follows:

(Amounts in thousands)
---------------------------------------------------------------------------
                                                  4/25/98         4/26/97
---------------------------------------------------------------------------
Current
Deferred income tax assets/(liabilities)
  Bad debt...................................     $9,393           $7,649
  Warranty...................................      4,938            4,448
  Workers' compensation......................      1,838            1,594
  Inventory..................................      1,795            1,026
  SERP/PEP...................................      1,794            1,680
  State income taxes.........................        926            1,161
  Performance based restricted stock plan....        793              693
  Valuation adjustment- receivables..........     (8,700)             --
  Other......................................      4,089            2,847
  Valuation allowance........................       (187)            (148)
                                                 --------         --------
      Total current deferred tax assets......     16,679           20,950
                                                 --------         --------
Noncurrent
Deferred income tax assets/(liabilities)

  Property, plant and equipment..............     (3,110)          (3,717)
  Pension....................................     (2,506)          (2,783)
  Net operating losses.......................        842            1,533
  Other......................................        246              207
  Valuation allowance........................       (950)          (1,569)
                                                 --------         --------
      Total noncurrent deferred tax liabilities   (5,478)          (6,329)
                                                 --------         --------
        Net deferred tax asset...............    $11,201          $14,621
                                                 ========         ========

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate are as follows (for the fiscal years ended):

(% of pretax income)
------------------------------------------------------------------------------
                                              4/25/98       4/26/97    4/27/96
------------------------------------------------------------------------------
Statutory tax rate.........................     35.0%       35.0%       35.0%
Increase (reduction) in taxes resulting from:
 State income taxes net of federal benefit.      2.4         3.5         4.3
 Tax credits...............................     (0.2)       (0.4)       (1.1)
 Acquisition amortization..................      0.8         0.9         1.5
 Unutilized loss carryforwards...........       (0.5)        0.1         0.9
 Miscellaneous items.......................     (0.5)       (0.4)        0.1
                                                -----       -----       -----
Effective tax rate.........................     37.0%       38.7%       40.7%
                                                =====       =====       =====


Note 11:  Contingencies

The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resultant liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

The Company has been named as a potentially responsible party (PRP) at five environmental clean-up sites. The Seaboard Chemical Company site is a Resource Conservation and Recovery Act (RCRA) site, managed under the direction of the State of North Carolina. A "De Micromis" settlement with the State was accepted by three Company facilities. Management anticipates the remaining facility will be eligible for a "De Minimus" level settlement.

The Organic Chemicals Incorporated site is a "Superfund Site," managed under the direction of the U.S. Environmental Protection Agency (EPA). A De Minimus settlement offer is currently under review by the EPA.

The Caldwell Systems site is a voluntary RCRA closure, with its activities being coordinated by the EPA. The Company entered into a Consent Decree that included all of the relevant Company's facilities at both De Maximus and De Minimus levels.

The American Chemical Services site is a "Superfund Site," managed under the direction of the EPA. The Company accepted an "Amended Administrative Order" from the EPA that allows for a De Minimus settlement. As a result, the Company expects that it will be dismissed from a related PRP lawsuit seeking contribution from the Company.

The Butterworth Landfill site is a "Superfund Site," managed under the direction of the EPA. Investigations by both the PRP group and the Company indicate that the Company did not send any hazardous waste to this site. The Company intends to cooperate with the PRP group and the EPA during this initial investigation phase.

Based on a review of all currently known facts, management does not anticipate that future expenditure for environmental clean-up sites will have a material adverse effect on the Company.


                             Management Discussion

The Management Discussion and Analysis, as required by the Securities and Exchange Commission, should be read in conjunction with the Report of Management Responsibilities, the Report of Independent Accountants, the Consolidated Financial Statements and related Notes, and all other pages that follow them in the annual report.

Background:

Consolidated sales by type      1998  1997  1996
--------------------------      ----  ----  ----
Residential (home)
      Upholstery                 77%   78%   78%
      Wood & other               17    16    16
                                ----  ----  ----
                                 94    94    94
Contract (office)                 6     6     6
                                ---   ---   ---
                                100%  100%  100%
                                ===   ===   ===





Consolidated sales by country   1998  1997  1996
-----------------------------   ----  ----  ----
United States                    93%   94%   94%
Canada and other                  7     6     6
                                ----  ----  ----
                                100%  100%  100%
                                ===   ===   ===




La-Z-Boy has eight major furniture operating divisions. Residential accounts for the majority of the upholstery category and about 60% of consolidated sales.

Residential division
sales by dealer type          1998  1997  1996
--------------------          ----  ----  ----
Galleries/proprietary          51%   51%   47%
General dealers                35    36    40
Dept. stores/chains            14    13    13
                              ----  ----  ----
                              100%  100%  100%
                              ===   ===   ===



Kincaid is part of the wood category. England/Corsair is part of the upholstery category. La-Z-Boy Contract Furniture Group is all of the Contract line. Hammary is primarily in the wood category. La-Z-Boy Canada is in the upholstery category. Centurion is in the upholstery category. Sam Moore is primarily in the upholstery category.

La-Z-Boy is the third largest furniture maker in the U.S., the largest reclining-chair manufacturer in the world and America's largest manufacturer of upholstered furniture.






Analysis of Operations
Year Ended April 25, 1998
(1998 compared with 1997)

The 1998 sales of $1.1 billion were 10% greater than 1997. About 85% of the increase was due to internal growth of existing divisions and the remainder was due to acquisitions. Internal division growth rates ranged from a low of 6% to a high of 19%. In addition, strength in sales occurred in almost all product lines within each division. La-Z-Boy believes that its 1998 internal growth rate of about 8.5% slightly exceeded the U.S. industry average for comparable time periods. Selling price increases per unit were small and there were no significant shifts to higher or lower priced products. No major new product lines were introduced in 1998 although new styles and new collections of styles occurred across all divisions throughout the year. In addition, new fabrics were added (replacing slower moving fabrics) throughout the year. No major new dealers were added in 1998 and no significant dealers were dropped. No one dealer accounted for 5% or more of sales in 1998.

La-Z-Boy's gross profit margin (gross profit dollars as a percent of sales dollars) declined to 25.5% in 1998 from 26.0% in 1997. Hardwood and plywood parts production and delivery problems and related assembly site production disruptions adversely affected gross margins. The elimination of three manufacturing assembly sites also adversely affected gross margins. Additionally, cost problems were encountered at multiple sites trying to gear up quickly to meet unexpectedly high product demand primarily in the second half of the year. The above items mostly affected plant overhead costs and unfavorable plant labor variances. 1998 labor wage rates rose a moderate 2%. Purchased materials prices were about flat compared to 1997. Increased sales volumes, increased selling prices and lower frame parts costs favorably impacted gross margins.

S, G & A expense decreased to 18.5% of sales in 1998 from 18.6% in 1997.
A decline in bonus expense and to some selling expenses more than offset increases (greater than the rate of sales) in professional related expenses, bad debts and Information Technology expenses which include Year 2000 costs.

Income tax expense as a percent of pretax income declined to 37.0% in 1998 from 38.7% in 1997 reflecting a favorable shift of earnings to entities with lower effective tax rates and the settlement of an IRS audit. The Company expects slightly lower effective tax rates to continue for the immediate future.

Analysis of Operations
Year Ended April 26, 1997
(1997 compared with 1996)

La-Z-Boy's sales increased 6% in fiscal 1997 over 1996 and exceeded $1 billion for the first time. This growth rate is believed to be slightly better than the industry growth. The sales growth was spread among all the Company's divisions with wood and contract sales somewhat above the average. The Ducks Unlimited Collection, introduced in April 1996, contributed significantly to the wood division sales increases. Selling price increases were small.

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

During 1997, La-Z-Boy acquired approximately 75% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. The remainder of the ordinary share capital is expected to be acquired in the first quarter of 1998. Sales for their year ended March 1997 were $12 million.

Liquidity and Financial Condition:

Below is summarized cash flow information. Free cash flow represents the cash remaining from operations after reinvesting in business opportunities. This cash flow allows the Company to pay dividends and repurchase stock generally without incurring additional debt.



(Amounts in thousands)
-----------------------------------------------------------------------
                        Year ended  4/25/98       4/26/97      4/27/96
-----------------------------------------------------------------------
Cash flows provided by (used for):
      Net income                    $49,920       $45,297      $39,253
      Other operating activities      5,564        14,865       12,763
      Investing activities          (36,497)      (24,847)     (18,334)
Free cash flow                       18,987        35,315       33,682
Cash flows provided by (used for):
      Financing activities          (15,638)      (36,866)     (33,655)
      Exchange                          (31)         (127)         (15)
Increase (decrease) in cash          $3,318       ($1,678)         $12



Cash flows from operations amounted to $55 million in 1998, $60 million in 1997 and $52 million in 1996 and have been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures.

Capital expenditures were $22.0 million in 1998, $17.8 million in 1997 and $18.2 million in 1996. Capacity utilization was approximately 60% at the end of 1998.

FIFO inventories have increased compared to last year in large part due to the acquisition of companies throughout the year. On a comparable basis, that is for those divisions with full 1998-year sales and balances at both the beginning and end of the year, FIFO inventory increased 7% in total. Year-end raw materials increased 6%, work-in-process increased 11% and finished goods increased 3%; all on a comparable basis. In addition, work-in-process inventories have increased to support newly introduced products requiring special electrical and other purchased components, to support an increased volume of units being produced in leather, and to alleviate shortages in hardwood and plywood parts experienced earlier.

In 1998, La-Z-Boy obtained $35 million through the sale of 6.47% unsecured senior notes in a private placement. The proceeds were used in part for the acquisition of Sam Moore and to pay down other forms of debt. Retirements of debt totaled between $6 million and $25 million for each of the last three years.

The Company had unused lines of credit and commitments of $106 million under several credit arrangements as of April 25, 1998. The primary credit arrangement is a $75 million unsecured revolving credit line through August 2002, requiring interest only payments through August 2002 and a payment of principal in August 2002. The credit agreement includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.

The La-Z-Boy Board of Directors has authorized the repurchase of Company stock. Shares acquired in 1998, 1997 and 1996 totaled 484,000, 694,000 and 372,000, respectively. As of April 25, 1998, 1,057,000 shares were available for repurchase. The Company plans to be in the market for its shares as changes in its stock price and other financial opportunities arise.

The financial strength of the Company is reflected in two commonly used ratios, the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by shareholders' equity plus total debt). The current ratio at the end of 1998 and 1997 was 3.5:1. The debt to capital ratio was 15.9% at the end of 1998 and 14.6% at the end of 1997.

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

The Company has accrued for certain environmental remediation activities relating to past operations, including those under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund) and the Resource Conservation and Recovery Act
(RCRA). The Company is participating in the closure of five such sites. There will be future expenditures in this area, but based on a review of all currently known facts, management does not anticipate that they will have a material adverse effect. For further discussion of environmental matters, refer to Note 11: Contingencies, in the Notes to Consolidated Financial Statements.

Outlook:

Statements in this Outlook section are forward looking and based on information available at this time. As conditions change in the future actual results may not match these expectations. In particular, sales and profits can be materially impacted in any quarter by changes in interest rates or changes in consumer confidence/demand.

One of La-Z-Boy's financial goals is for sales to grow faster than the furniture industry with a benchmark of 10% per year. For 1998, La-Z-Boy sales increased 10% from 1997 which the Company believes was slightly better than the industry average. Some furniture industry forecasts for calendar year 1998 over 1997 are in the 6-8% range.

At the end of April 1998, the backlog of orders was much higher than at the end of April 1997. La-Z-Boy primarily builds "to order" and does not carry large amounts of finished warehouse goods. The stronger sales orders as well as improvements in scheduling production in the beginning of 1999 fiscal year are expected to result in first quarter sales to be measurably over the prior year's first quarter. Expectations are for a slowdown in sales growth rates in the second half of 1999 based on industry economic projections and the high rate of actual sales achieved in that period in 1998 which will make 1999 comparisons more difficult.

The Company's major residential efforts and opportunities for U.S. sales growth greater than industry averages are focused outside the recliner market segment,
 e.g., stationary upholstery (single and multi-seat), reclining sofas and modulars, wood occasional and wall units and wood bedroom and dining room furniture.

The number of dealer owned and operated proprietary stores is expected to continue increasing. These stores are a major contributor to La-Z-Boy's ability to achieve its sales goal.

La-Z-Boy's second financial goal is for earnings (operating profit and net income per share) to grow at a rate greater than the rate of sales growth.
For 1998 sales were up 10%, operating profit was up 4% and net income per share was up 12%. (See 1998 analysis of operations for details.) For 1999 it is expected that various management initiatives, economic events and other items will occur such that the net effect of these items will result in the second financial goal being achieved. Some of the major expected favorable items are: Two companies recently acquired and only partly reported in 1998 will have a full year effect in 1999. Problems associated with plywood and hardwood parts are expected to be substantially less in 1999. Various new manufacturing machines and methods are expected to improve efficiencies.
No new major factory consolidations are planned in 1999. Raw material costs are expected to be flat for most of next year and labor rate increases should be moderate. "Fixed" costs should allow measurable portions of expected increases to sales to fall to the bottom line. And bad debts expense is expected to be less (1998 had a one time $3.1 million pretax expense as a result of Montgomery Ward filing for bankruptcy protection.) On the unfavorable side, increases to expenses for Information Technology (I.T.)
items are expected to well exceed sales rate increases. I.T. expense increases will mostly be in the Year 2000 area, training and improving networks. Bonus expense is expected to increase from a low amount in 1998. Amortization of goodwill and interest expense will increase due to the recent
Sam Moore acquisition.

A third financial goal is to improve return on capital with a benchmark of 20.0%. La-Z-Boy defines return on capital as operating profit + interest income + other income as a percent of beginning-of-year capital. For 1998, return on capital was 19.8% compared to 19.0% in 1997. La-Z-Boy enhances shareholder value and reduces capital employed through stock repurchases, dividends and debt reductions. Capital expenditures are expected to be $25 - $30 million in 1999 compared to $22 million in 1998. Most capital expenditures are for replacing machines with new and better machines and for other productivity enhancements.

The Company has established and staffed a Year 2000 Program Office to oversee and coordinate its Year 2000 conversion. The "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not correctly calculate or interpret dates up to and beyond 2000, which may cause errors in information or systems failures. The Company has initiated corporate-wide involvement of personnel to investigate and address any internal hardware and software compliance issues. In addition, the Company is communicating with customers, manufacturers, suppliers, financial institutions and others with whom it does business to coordinate Year 2000 compliance. All critical applications are expected to be compliant and compatible by the end of calendar year 1999.

In June, 1997, the Financial Accounting Standards Board (FASB) issued SFAS
No. 130, "Reporting Comprehensive Income," which establishes standards for reporting of comprehensive income and its components in the full set of financial statements. In addition, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in that same month. These statements are effective for the Company in fiscal 1999. The Company is in the process of evaluating the impact of these statements.



           Consolidated Six-Year Summary of Selected Financial Data

(Dollar amounts in thousands, except per share data)
------------------------------------------------------------------------------
Fiscal Year ended     1998      1997      1996      1995      1994      1993
                    (52 wks)  (52 wks)  (52 wks)  (52 wks)  (53 wks)  (52 wks)
-----------------------------------------------------------------------------
Sales........... $1,108,038 $1,005,825   $947,263   $850,271 $804,898 $684,122
Cost of sales....   825,312    744,662    705,379    629,222  593,890  506,435
                  ---------  ---------  ---------  --------- --------- -------
  Gross profit...   282,726    261,163    241,884    221,049  211,008  177,687
Sell, gen & admin   205,523    187,230    174,376    158,551  151,756  131,894
                  --------- ---------   ---------  --------- --------- -------
  Oper profit....    77,203     73,933     67,508     62,498   59,252   45,793
Interest expense.     4,157      4,376      5,306      3,334    2,822    3,260
Interest income..     2,021      1,770      1,975      1,628    1,076    1,474
Other income.....     4,207      2,508      2,023      1,229      649    1,292
                  ---------  ---------   --------- --------- --------- -------
  Pretax income..    79,274     73,835     66,200     62,021   58,155   45,299
Income tax expense   29,354     28,538     26,947     25,719   23,438   18,015
                  ---------  ---------   --------- --------- --------- -------
      Net income....$49,920     45,297    $39,253    $36,302  $34,717**$27,284
                  =========  =========   ========= =========   ======== ======
Weighted avg shares
  outstg ('000s)...  17,885    18,108     18,498     18,044    18,268   18,172
Per com shr outstg
 Net income....       $2.79     $2.50      $2.12      $2.01     $1.90**  $1.50
 Diluted net income   $2.78     $2.49      $2.12      $2.01     $1.89    $1.50
  Cash div paid....   $0.84     $0.78      $0.74      $0.68     $0.64    $0.60
BV on YE shr outst.  $21.75    $20.07     $18.68     $17.44    $15.91   $14.48
Rtn avg shrhdr eqt.   13.4%     12.9%      11.8%      12.2%*    12.5%**  10.7%
Gr prft % of sales.   25.5%     26.0%      25.5%      26.0%     26.2%    26.0%
Op prft % of sales.    7.0%      7.4%       7.1%       7.4%      7.4%     6.7%
Op prft, int inc &
  oth inc as % of
  BOY capital......   19.8%     19.0%      17.6%     18.9%      19.1%    15.8%
Net inc % of sales.    4.5%      4.5%       4.1%      4.3%*      4.3%**   4.0%
Income tax expense
  % pretax income..   37.0%     38.7%      40.7%     41.5%      40.3%    39.8%
------------------------------------------------------------------------------
Deprec & amortiz... $21,021   $20,382    $20,147    $15,156   $14,014  $14,061
Capital expendtrs.. $22,016   $17,778    $18,168    $18,980   $17,485  $12,248
Prty,plt,eqpt,net..$121,762  $114,658   $116,199   $117,175   $94,277  $90,407
------------------------------------------------------------------------------
Working capital....$274,739  $245,106   $240,583   $237,280  $224,122 $202,398
Current ratio......3.5 to 1  3.5 to 1   3.5 to 1   3.7 to 1  4.1 to 1 3.8 to 1
Total assets.......$580,351  $528,407   $517,546   $503,818  $430,253 $401,064
------------------------------------------------------------------------------
Debt & Cap. leases. $73,458   $61,279    $69,033    $83,201   $55,370  $55,912
Shareholders' eqty.$388,209  $359,338   $343,376   $323,640  $290,911 $263,386
Ending capital.... $461,667  $420,617   $412,409   $406,841  $346,281 $319,298
Ratio debt to eqty.   18.9%     17.1%      20.1%      25.7%     19.0%    21.2%
Ratio debt to capl.   15.9%     14.6%      16.7%      20.5%     16.0%    17.5%
------------------------------------------------------------------------------
Shareholders.......  13,592    12,729     12,293     12,665    12,615     9032
Employees..........  12,155    11,236     10,733     11,149     9,370    8,724
------------------------------------------------------------------------------

  * April 1995 shareholders' equity used in this calculation excludes $18,004 relating to stock issued on the last day of the fiscal year for the acquisition of an operating division.

 ** Excludes the income effect of adopting SFAS No.109 in May 1993 of $3,352 or $0.18 per share.




                       Dividend and Market Information

              ----------------------------------------------------
              Fiscal
               1998      Divi-              Market Price
              Quarter    dends     -------------------------------
               Ended     Paid        High        Low        Close
              ----------------------------------------------------
              July 26   $0.21       37 15/16     $31 3/4     $37 5/8
              Oct. 25    0.21       38 15/16      34 1/4      37 7/8
              Jan. 24    0.21       44 13/16      37 3/16     43 7/8
              Apr. 25    0.21       53 1/2        42 15/16    53 1/2
                        -----
                        $0.84
                        =====


             ----------------------------------------------------
             Fiscal
              1997       Divi-              Market Price
             Quarter     dends      -----------------------------
              Ended      Paid        High        Low        Close
             -----------------------------------------------------
             July 27     $0.19     $32 5/8     $28 1/4     $29 1/8
             Oct. 26      0.19      31 3/8      28 1/4      30 3/8
             Jan. 25      0.19      31 3/8      29 1/4      31 3/8
             Apr. 26      0.21      36 7/8      30 3/4      32 1/4
                         -----
                         $0.78
                         =====



---------------------------------------------------------------------------
                      Dividend       Market Price          Net     P/E Ratio
   Dividends Dividend  Payout  -----------------------    Income   ---------
Year  Paid     Yield   Ratio     High     Low    Close   per share High  Low
-----------------------------------------------------------------------------
1998   0.84     1.6%    30.1%    53 1/2  31 3/4  53 1/2    $2.79     19   11
1997   0.78     2.4%    31.2%    36 7/8  28 1/4  32 1/4     2.50     15   11
1996   0.74     2.5%    34.9%    33 3/4  25 5/8  30 1/8     2.12     16   12
1995   0.68     2.5%    33.8%    33 3/4  25 3/8  27         2.01     17   13
1994   0.64     1.9%    33.7%*    40     25 1/2  33 1/2     l.90*    21*  13*
1993   0.60     2.1%    40.0%    29 3/4  18      28         1.50     20   12


La-Z-Boy Incorporated common shares are traded on the NYSE and the PCX (symbol LZB).



                   Unaudited Quarterly Financial Information


(Amounts in thousands, except per share data)
------------------------------------------------------------------------------
                                                                    Fiscal year
Quarter Ended      7/26/97      10/25/97     1/24/98      4/25/98      1998
------------------------------------------------------------------------------
Sales............ $212,326     $293,208     $280,520     $321,984   $1,108,038
Cost of sales....  164,184      215,370      211,688      234,070      825,312
                  --------     --------     --------     ---------    --------
  Gross profit...   48,142       77,838       68,832       87,914      282,726
Selling, general
  & admin........   45,357       50,400       50,189       59,577      205,523
                  --------     --------     --------     ---------    --------
  Opertg profit..    2,785       27,438       18,643       28,337       77,203
Interest expense.    1,024        1,027        1,048        1,058        4,157
Interest income..      482          512          568          459        2,021
Other Income.....      750          527          240        2,690        4,207
                  --------     --------     --------     ---------    --------
  Pretax income..    2,993       27,450       18,403       30,428       79,274
Income tax exp...    1,267       10,628        6,944       10,515       29,354
                  --------     --------     --------     ---------    --------
    Net income...   $1,726      $16,822      $11,459      $19,913      $49,920
                  ========     ========     ========     =========    ========
    Net income
      per share..    $0.10        $0.94        $0.64        $1.11        $2.79
                  ========     ========     ========     =========    ========

------------------------------------------------------------------------------
                                                                    Fiscal year
Quarter Ended      7/27/96      10/26/96     1/25/97      4/26/97      1997
------------------------------------------------------------------------------
Sales............ $202,227     $271,554     $244,581     $287,463   $1,005,825
Cost of sales....  154,917      197,017      180,979      211,749      744,662
                  --------     --------     --------     ---------    --------
  Gross profit...   47,310       74,537       63,602       75,714      261,163
Selling, general
  & admin........   39,354       49,006       47,765       51,105      187,230
                  --------     --------     --------     ---------    --------
  Opertg profit..    7,956       25,531       15,837       24,609       73,933
Interest expense.    1,107        1,097        1,096        1,076        4,376
Interest income..      463          367          430          510        1,770
Other Income.....      785          521          639          563        2,508
                  --------     --------     --------     ---------    --------
  Pretax income..    8,097       25,322       15,810       24,606       73,835
Income tax exp...    3,499       10,070        6,009        8,960       28,538
                  --------     --------     --------     ---------    --------
    Net income...   $4,598      $15,252       $9,801      $15,646      $45,297
                   ========     ========     ========     =========   ========
    Net income
      per share..    $0.25        $0.84        $0.54        $0.87        $2.50
                  ========     ========     ========     =========    ========

* Excludes the income effect of adopting SFAS No.109 in May 1993 of $3,352 or $0.18 per share.