Form 10-K405/A, Exhibit 13
period 1999-04-24
LA-Z-BOY INC
filed 1999-09-27
CIK 57131

Exhibit (13)
                                Financial Report




                      Report of Management Responsibilities


                              La-Z-Boy Incorporated

     The management of La-Z-Boy Incorporated is responsible for the preparation of the accompanying consolidated financial statements, related financial data and all other information included in the following pages. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgements where appropriate.
     Management is further responsible for maintaining the adequacy and effectiveness of established internal controls. These controls provide reasonable assurance that the assets of La-Z-Boy Incorporated are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. The internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel and a program of internal auditing.
     The accompanying report of the Company's independent accountants states their opinion on the Company's financial statements, based on audits conducted in accordance with generally accepted auditing standards. The Board of Directors, through its Audit Committee composed exclusively of outside directors, is responsible for reviewing and monitoring the financial statements and accounting practices. The Audit Committee meets periodically with the internal auditors, management and the independent accountants to ensure that each is meeting its responsibilities. The Audit Committee and the independent accountants have free access to each other with or without management being present.



/s/ Gerald L. Kiser
Gerald L. Kiser
President and Chief Operating Officer



/s/Frederick H. Jackson
Frederick H. Jackson
Chief Financial Officer


Report of Independent Accountants


PricewaterhouseCoopers

To the Board of Directors and Shareholders of La-Z-Boy Incorporated:
     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity, including pages 18 through 27, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries (the "Company") at April 24, 1999 and April 25, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 24, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Toledo, Ohio
May 20, 1999

                           Consolidated Balance Sheet



(Amounts in thousands, except par value)         As of     4/24/99     4/25/98
-------------------------------------------------------------------------------
Assets
Current assets
     Cash and equivalents ............................... $  33,550   $  28,700
     Receivables, less allowance of $19,550 in
          1999 and $16,605 in 1998 ......................   265,157     238,260
     Inventories
          Raw materials .................................    47,197      43,883
          Work-in-process ...............................    37,447      40,640
          Finished goods ................................    34,920      30,193
                                                          ---------   ---------
               FIFO inventories .........................   119,564     114,716
               Excess of FIFO over LIFO .................   (23,053)    (22,812)
                                                          ---------   ---------
                    Total inventories ...................    96,511      91,904
    Deferred income taxes ...............................    20,028      16,679
    Income taxes ........................................      --           936
    Other current assets ................................    10,342       6,549
                                                          ---------   ---------
          Total current assets ..........................   425,588     383,028

Property, plant and equipment, net ......................   125,989     121,762
Goodwill, less accumulated amortization of
     $13,583 in 1999 and $11,523 in 1998 ................    46,985      49,413
Other long-term assets, less allowance of
     $6,077 in 1999 and $4,034 in 1998 ..................    31,230      26,148
                                                          ---------   ---------
          Total assets .................................. $ 629,792   $ 580,351
                                                          =========   =========
Liabilities and shareholders' equity

Current liabilities
     Current portion of long-term debt .................. $   2,001   $   4,822
     Current portion of capital leases ..................       784       1,383
     Accounts payable ...................................    45,419      36,703
     Payroll/other compensation .........................    53,697      39,617
     Income taxes .......................................     4,103        --
     Other current liabilities ..........................    26,424      25,764
                                                          ---------   ---------
          Total current liabilities .....................   132,428     108,289
Long-term debt ..........................................    62,469      66,434
Capital leases ..........................................       219         819
Deferred income taxes ...................................     5,697       5,478
Other long-term liabilities .............................    14,064      11,122
Commitments and contingencies ...........................      --          --
Shareholders' equity
     Preferred shares-5,000 authorized; 0 issued ........      --          --
     Common shares, $1 par value-150,000 authorized;
          52,340 issued in 1999 and 53,551 in 1998*......    52,340      53,551
     Capital in excess of par value .....................    31,582      29,262
     Retained earnings*..................................   332,934     306,445
     Currency translation adjustments ...................    (1,941)     (1,049)
                                                          ---------   ---------
          Total shareholders' equity ....................   414,915     388,209
                                                          ---------   ---------
               Total liabilities and shareholders' equity $ 629,792   $ 580,351
                                                          =========   =========
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

*Restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September, 1998.

                        Consolidated Statement of Income

(Amounts in thousands,
except per share data)Fiscal year ended    4/24/99      4/25/98       4/26/97
------------------------------------------------------------------------------
Sales ................................. $ 1,287,645  $ 1,108,038   $ 1,005,825
Cost of sales .........................     946,731      825,312       744,662
                                        -----------  -----------   -----------
     Gross profit .....................     340,914      282,726       261,163

Selling, general and administrative ...     234,075      205,523       187,230
                                        -----------  -----------   -----------
     Operating profit .................     106,839       77,203        73,933

Interest expense ......................       4,440        4,157         4,376
Interest income .......................       2,181        2,021         1,770
Other income ..........................       2,658        4,207         2,508
                                        -----------  -----------   -----------
     Pretax income ....................     107,238       79,274        73,835

Income tax expense
     Federal-current...................      41,286       28,467        26,247
            -deferred..................      (4,727)      (2,046)       (1,699)
     State  -current...................       5,114        3,287         4,304
            -deferred..................        (577)        (354)         (314)
                                        -----------  -----------   -----------
Total tax expense .....................      41,096       29,354        28,538
                                        -----------  -----------   -----------
     Net income ....................... $    66,142  $    49,920   $    45,297
                                        ===========  ===========   ===========

     Diluted weighted average shares* .      53,148       53,821        54,575

     Diluted net income per share* .... $      1.24  $      0.93   $      0.83

     Basic average shares*.............      52,890       53,654        54,324

     Basic net income per share* ...... $      1.25  $      0.93   $      0.83

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

*Restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September, 1998.

                      Consolidated Statement of Cash Flows

(Amounts in thousands)        Fiscal year ended    4/24/99   4/25/98    4/26/97
-------------------------------------------------------------------------------
Cash flows from operating activities
  Net income .....................................$ 66,142  $ 49,920   $ 45,297
  Adjustments to reconcile net income to
    net cash provided by operating activities
      Depreciation and amortization ..............  22,081    21,021     20,382
      Change in receivables ...................... (26,875)  (14,090)    (8,178)
      Change in inventories ......................  (4,607)   (6,918)       421
      Change in other assets and liabilities .....  28,287     2,374      4,254
      Change in deferred taxes ...................  (3,130)    3,177     (2,014)
                                                  --------  --------   --------
        Total adjustments ........................  15,756     5,564     14,865
                                                  --------  --------   --------
        Cash provided by operating activities ....  81,898    55,484     60,162

Cash flows from investing activities
  Proceeds from disposals of assets ..............     401     1,585      1,527
  Capital expenditures ........................... (25,316)  (22,016)   (17,778)
  Change in other investments ....................  (4,895)  (16,066)    (8,596)
                                                  --------  --------   --------
        Cash used for investing activities ....... (29,810)  (36,497)   (24,847)

Cash flows from financing activities
  Long-term debt .................................    --      35,000       --
  Retirements of debt ............................  (6,786)  (24,653)    (5,640)
  Capital leases .................................     204      --         --
  Capital lease principal payments ...............  (1,403)   (2,017)    (2,114)
  Stock for stock option plans ...................   6,431     5,748      4,213
  Stock for 401(k) employee plans ................   1,902     1,704      1,568
  Purchases of La-Z-Boy stock .................... (30,460)  (16,391)   (20,751)
  Payment of cash dividends ...................... (16,417)  (15,029)   (14,142)
                                                  --------  --------   --------
        Cash used for financing activities ....... (46,529)  (15,638)   (36,866)

Effect of exchange rate changes on cash ..........    (709)      (31)      (127)
                                                  --------  --------   --------
Net change in cash and equivalents ...............   4,850     3,318     (1,678)

Cash and equivalents at beginning of the year ....  28,700    25,382     27,060
                                                  --------  --------   --------
Cash and equivalents at end of the year ..........$ 33,550  $ 28,700   $ 25,382
                                                  ========  ========   ========
Cash paid during the year
  - Income taxes .................................$ 44,842  $ 29,025   $ 28,670
  - Interest .....................................$  4,340  $  4,235   $  4,437


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

           Consolidated Statement of Changes in Shareholders' Equity

                                         Capital             Currency
                                            in                 trans-
                                          excess              lation
                                Common    of par   Retained   adjust-
(Amounts in thousands)          shares    value    earnings    ments    Total
-------------------------------------------------------------------------------
     At April 27, 1996 ....... $ 18,385  $ 28,016  $ 297,750 ($  775)  $343,376
Purchases of La-Z-Boy stock ..     (693)             (20,058)           (20,751)
Currency translation .........                                  (223)      (223)
Stock options/401(k) .........      216      (319)     5,884              5,781
Dividends paid ...............                       (14,142)           (14,142)
Net income ...................                        45,297             45,297
                               --------  --------  ---------  -------  --------
     At April 26, 1997 .......   17,908    27,697    314,731    (998)   359,338
Purchases of La-Z-Boy stock ..     (484)             (15,907)           (16,391)
Currency translation .........                                   (51)       (51)
Stock options/401(k) .........      333     1,110      6,008              7,451
Acquisition related ..........       93       455      2,423              2,971
Dividends paid ...............                       (15,029)           (15,029)
Net income ...................                        49,920             49,920
                               --------  --------  ---------  ------   --------
      At April 25, 1998 ......   17,850    29,262    342,146  (1,049)   388,209
Three-for-one stock split.....   35,700              (35,700)              --
Purchases of La-Z-Boy stock ..   (1,700)             (28,760)           (30,460)
Currency translation .........                                  (892)      (892)
Stock options/401(k) .........      490     2,320      5,523              8,333
Dividends paid ...............                       (16,417)           (16,417)
Net income ...................                        66,142             66,142
                               --------  --------  ---------  ------   --------
     At April 24, 1999 ....... $ 52,340  $ 31,582  $ 332,934 ($1,941)  $414,915
                               ========  ========  =========  ======   ========


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

Cash and Equivalents
     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

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

Earnings per Share
       Basic net income per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share uses the weighted-average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. This includes employee stock options. The information below has been restated for a three-for-one stock split.


                      Fiscal year
(Amounts in thousands)   ended     4/24/99  4/25/98  4/26/97
------------------------------------------------------------
Weighted average common
     shares outstanding (Basic)..   52,890   53,654   54,324
Effect of options ...............      258      167      251
Weighted average common
                                    ------   ------   ------
     shares outstanding (Diluted)   53,148   53,821   54,575
                                    ======   ======   ======


Note 2:  Acquisitions

     On April 1, 1998, the Company acquired all of the capital stock of Sam Moore Furniture Industries, Incorporated, a manufacturer of upholstered furniture. For the year ended December 31, 1997, Sam Moore Furniture Industries' sales were $33 million.
     During fiscal year 1998, La-Z-Boy acquired the remaining 25% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. Sales for their year ended March 31, 1997 were $12 million.
     The consolidated April 1998 financial statements include the operations of Distincion Muebles, a furniture manufacturer located in Mexico. Annual sales for the year ended March 30, 1998 were $1.9 million.

Note 3:  Cash and Equivalents

(Amounts in thousands)                 4/24/99   4/25/98
--------------------------------------------------------
Certificates of deposit ............   $19,900   $13,000
Cash in bank .......................    10,704    10,714
Commercial paper ...................     1,878     3,963
Marketable securities ..............     1,068     1,023
                                       -------   -------
     Total cash and equivalents.....   $33,550   $28,700
                                       =======   =======

     The Company invests in certificates of deposit with a bank whose board of directors includes two members of the Company's board of directors. At the end of fiscal years 1999 and 1998, $15 million and $13 million, respectively, was invested in this bank's certificates.


Note 4:  Property, Plant and Equipment


                                   Life in  Depreciation
(Amounts in thousands)              years      method       4/24/99   4/25/98
-----------------------------------------------------------------------------
Machinery and equipment ..........      10      200%DB     $124,835  $114,502
Buildings and building fixtures ..   15-30      150%DB      116,601   116,145
Information systems ..............     3-5  150-200%DB       23,228    20,738
Transportation equipment .........       5          SL       15,685    15,606
Land and land improvements .......    0-20      150%DB       13,514    12,937
Network and production
     tracking systems ............    5-10          SL        4,881     2,407
Other ............................    3-10     Various       23,923    18,048
                                                           --------  --------
                                                            322,667   300,383

     Less: accumulated depreciation                         196,678   178,621
                                                           --------  --------
          Property, plant and equipment, net               $125,989  $121,762
                                                           ========  ========

                    DB= Declining Balance    SL= Straight Line



Note 5:  Debt and Capital Lease Obligations

                                     Interest
(Amounts in thousands)                 rates    Maturities    4/24/99   4/25/98
-------------------------------------------------------------------------------
Private placement .................  6.5%-8.8%   1999-08      $36,875   $38,750
Industrial revenue bonds ..........  3.1%-3.9%   2000-14       27,400    28,500
La-Z-Boy notes.....................    ----        ----          --       2,492
Other debt ........................  5.0%-7.0%   1999-00          195     1,514
                                                              -------   -------
Total debt ........................                            64,470    71,256

                            Less:  current portion ...          2,001     4,822
                                                              -------   -------
                                    Long-term debt ...        $62,469   $66,434
                                                              =======   =======

                     Weighted average interest rate...           5.3%      5.8%
                                Fair value of debt ...        $65,522   $71,352

     The Company has a $75 million unsecured revolving credit line through August 2002, requiring interest only payments through August 2002 and requiring principal payment in August 2002. The credit agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios. There were no draws outstanding at April 24, 1999 and April 25, 1998.
     On April 22, 1998, the Company obtained $35 million through the sale of unsecured senior notes in a private placement. The principal on the notes is payable at the end of 10 years and has an interest rate of 6.47%. The agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios.
     Proceeds from industrial revenue bonds were used to finance the construction of manufacturing facilities. These arrangements require the Company to insure and maintain the facilities and make annual payments that include interest. The bonds are secured by the facilities constructed from the bond proceeds.
     The Company leases equipment (primarily trucks used as transportation equipment) under capital leases expiring at various dates through fiscal year 2004. The majority of the leases include bargain purchase options.
     Maturities of debt and lease obligations for the five years subsequent to April 24, 1999 are $3 million, $1 million, $5 million, $0 and $0, respectively. As of April 24, 1999, the Company had remaining unused lines of credit and commitments of $113 million under several credit arrangements.


Note 6:  Financial Guarantees

     La-Z-Boy has provided financial guarantees relating to loans and leases in connection with some proprietary stores. The amounts of the unsecured guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded, the contract amounts are not estimates of future cash flows.

(Contract
amounts in thousands)   4/24/99   4/25/98
-----------------------------------------
Loan guarantees .....   $17,193   $23,567
Lease guarantees ....   $ 5,649   $ 5,122

    Most guarantees require periodic payments to the Company in exchange for the guarantee. Terms of current guarantees generally range from one to five years.
     The guarantees have off-balance-sheet credit risk because only the periodic payments and accruals for probable losses are recognized until the guarantee expires. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

Note 7:  Stock Option Plans

     The Company's shareholders adopted an employee Incentive Stock Option Plan that provides grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and become exercisable at 25% per year beginning one year from the date of grant. The Company is authorized to grant options for up to 7,500,000 common shares.

                                    Number      Weighted
                                      of         average
                                    shares   exercise price
-----------------------------------------------------------
Outstanding at April 27, 1996     1,597,650    $    9.01
Granted ......................        --             --
Exercised ....................     (362,142)        7.61
Expired or cancelled .........      (10,977)        9.04
                                  ---------
Outstanding at April 26, 1997     1,224,531         9.43
Granted ......................      860,865        11.60
Exercised ....................     (677,316)        9.36
Expired or cancelled .........      (67,521)       10.42
                                  ---------
Outstanding at April 25, 1998     1,340,559        10.87
Granted ......................      422,220        17.58
Exercised ....................     (314,814)        9.86
Expired or cancelled .........      (43,779)       13.82
                                  ---------
Outstanding at April 24, 1999     1,404,186        13.02
                                  =========
Exercisable at April 24, 1999       499,761    $   10.51

Shares available for grants at
   April 24, 1999 ............    6,132,000

     The options outstanding at April 24, 1999 have exercise prices ranging from $9.00 - $13.23 for 996,726 shares and $17.58 for 407,460 shares and a weighted-average remaining contractual live of 2.9 years.
     The Company's shareholders have also adopted Restricted Share Plans. Under one plan, the Compensation Committee of the Board of Directors is authorized to offer for sale up to an aggregate of 750,000 common shares to certain employees. Under a second plan, up to an aggregate of 150,000 common shares are authorized for sale to non-employee directors. Under the Restricted Share Plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.
     Shares aggregating 3,000 were granted and issued during both fiscal year 1999 and 1998, under the directors' plan. Shares remaining for future grants under the directors' plans amounted to 96,000 at April 24, 1999. Shares aggregating 67,350 and 69,180 were granted and issued during the fiscal years 1999 and 1998, respectively, under the employee Restricted Share Plan. Shares remaining for future grants under the above plan amounted to 613,470 at April 24, 1999.
     The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the Compensation Committee of the Board of Directors to award up to an aggregate of 1,200,000 shares to key employees. Grants of shares are based on achievement of goals over a three-year performance period. Any award made under the plan will be at the sole discretion of the committee after judging all relevant factors. At April 24, 1999, performance awards were outstanding pursuant to which up to approximately 327,000 shares may be issued in fiscal years 2000 through 2002 for the three outstanding target awards, depending on the extent to which certain specified performance objectives are met. The cost of performance awards are expensed over the performance period. In 1999, 48,945 shares were issued.
     As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.
     Had the Company elected to recognize compensation cost for incentive stock options based on the fair value method of accounting prescribed by SFAS No. 123, the after tax expense relating to the stock options would have been $0.7 million in 1999, $0.3 million in 1998 and $0.2 million in 1997. Pro forma net income and earnings per share would have been as follows:

(Amounts in thousands,
except per share data)            4/24/99      4/25/98      4/26/97
-------------------------------------------------------------------
Net income .................   $   65,424   $   49,575   $   45,104
Diluted net income per share   $     1.23   $     0.92   $     0.83
Basic net income per share .   $     1.24   $     0.92   $     0.83


     The pro forma effect on net income is not representative of the pro forma effect on net income that will be disclosed in future years as required by SFAS No. 123 because it does not take into consideration pro forma compensation expense relating to grants made prior to 1996.
     The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions:

                            4/24/99  4/25/98  4/26/97
-----------------------------------------------------
Risk free interest rate..    5.15%     5.6%     6.4%
Dividend rate ...........    1.6%      1.6%     2.4%
Expected life in years...    4.4       4.6      4.6
Stock price volatility...    39%       23%      25%

Note 8:  Retirement/Welfare

     The Company has contributory and non-contributory retirement plans covering substantially all factory employees.
     Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Cash contributions to a trust are made annually based on profits.
     The Company has established a non-qualified deferred compensation plan for eligible highly compensated employees called a SERP (Supplemental Executive Retirement Plan).
     The Company provides executive life insurance to certain highly compensated employees. Such employees are not eligible for current contributions to the profit sharing plan or the SERP.
     The Company offers voluntary 401(k) retirement plans to eligible employees within U.S. operating divisions. Currently over 60% of eligible employees are participating in the plans. The Company makes matching contributions based on specific formulas. For most divisions, this match is made in La-Z-Boy stock.
     The Company maintains defined benefit pension plans for eligible factory hourly employees.
     The funded status of the pension was as follows (for the fiscal years ended):

(Amounts in thousands)                                    4/24/99     4/25/98
------------------------------------------------------------------------------
Change in benefit obligation
     Benefit obligation at beginning of year ..........   $ 39,948    $ 32,011
           Service cost ...............................      2,785       1,903
           Interest cost ..............................      3,739       2,508
           Amendments and new plans....................      5,889         474
           Benefits paid ..............................     (2,051)     (1,663)
           Acquisition of Sam Moore ...................       --         4,715
                                                          --------    --------
               Benefit obligation at end of year ......     50,310      39,948

Change in plan assets

     Fair value of plan assets at beginning of year ...     53,545      41,568
          Actual return on plan assets ................      5,458       9,439
          Employer contribution .......................      1,214        --
          Benefits paid ...............................     (2,051)     (1,663)
          Acquisition of Sam Moore ....................       --         4,201
                                                          --------    --------
               Fair value of plan assets at end of year     58,166      53,545

Funded status .........................................      7,856      13,597
     Unrecognized actuarial gain.......................     (3,133)     (9,218)
     Unamortized prior service cost ...................        795         724
                                                          --------    --------
          Prepaid benefit cost.........................   $  5,518    $  5,103
                                                          ========    ========

     The actuarially determined net periodic pension cost and retirement costs are computed as follows (for the fiscal years ended):

(Amounts in thousands)           4/24/99    4/25/98    4/26/97
--------------------------------------------------------------
Service cost .................   $ 2,785    $ 1,903    $ 1,767
Interest cost ................     3,739      2,508      2,270
Actual return on plan assets .    (5,458)    (9,439)    (5,475)
Net amortization and deferral       (278)     5,843      2,381
                                 -------    -------    -------
     Net periodic pension cost       788        815        943

Profit sharing/SERP ..........     6,851      6,035      5,999
401(k)........................     2,174      1,661      1,625
Other ........................       652        968        882
                                 -------    -------    -------
     Total retirement costs ..   $10,465    $ 9,479    $ 9,449
                                 =======    =======    =======

     The expected long-term rate of return on plan assets was 8.0% for fiscal years 1999, 1998 and 1997. The weighted-average discount rate used in determining the actuarial present value of projected benefit obligations was 6.8% for fiscal year 1999 and 7.5% for fiscal years 1998 and 1997. Vested benefits included in the projected benefit obligation were $40 million and $32 million at April 24, 1999 and April 25, 1998, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.
     The Company's pension plan funding policy is to contribute annually at least the amount necessary so that the plan assets exceed the projected benefit obligation.
     While in total the Company is overfunded, at April 24, 1999, there are two plans with pension benefit obligations of $6.7 million and pension plan assets of $5.5 million which are included in the tables shown.


Note 9:  Health Care

     The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions. Health-care expenses were as follows (for the fiscal years ended):

(Amounts in thousands)     4/24/99     4/25/98     4/26/97
----------------------------------------------------------
Gross health care .....   $ 37,698    $ 32,020    $ 30,831
Participant payments ..     (9,406)     (7,531)     (6,393)
                          --------    --------    --------
   Net health care ....   $ 28,292    $ 24,489    $ 24,438
                          ========    ========    ========

     The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.

Note 10:  Income Taxes

     The primary components of the Company's deferred tax assets and liabilities were as follows:

(Amounts in thousands)                                  4/24/99     4/25/98
----------------------------------------------------------------------------
  Current
  Deferred income tax assets/(liabilities)
       Bad debt .....................................   $ 10,942    $  9,393
       Warranty .....................................      6,054       4,938
       Workers' compensation ........................      1,662       1,838
       SERP/other....................................      1,626       1,794
       Inventory ....................................      1,429       1,795
       State income tax .............................      1,366         926
       Stock options ................................      1,653       1,069
       Receivables-mark to market....................     (7,904)     (8,700)
       Other ........................................      3,382       3,813
       Valuation allowance ..........................       (182)       (187)
                                                        --------    --------
            Total current deferred tax assets .......     20,028      16,679


  Noncurrent
  Deferred income tax assets/(liabilities)
       Pension ......................................     (2,985)     (2,506)
       Property, plant and equipment ................     (2,943)     (3,110)
       Net operating losses .........................        907         842
       Other ........................................        360         246
       Valuation allowance ..........................     (1,036)       (950)
                                                        --------    --------
            Total noncurrent deferred tax liabilities     (5,697)     (5,478)
                                                        --------    --------
                 Net deferred tax asset .............   $ 14,331    $ 11,201
                                                        ========    ========

     The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate are as follows (for the fiscal years ended):

(% of pretax income)                            4/24/99  4/25/98  4/26/97
-------------------------------------------------------------------------
Statutory tax rate ..........................     35.0%    35.0%    35.0%
Increase (reduction) in taxes resulting from:
     State income taxes net of
          federal benefit ...................      2.7      2.4      3.5
     Tax credits ............................     (0.1)    (0.2)    (0.4)
     Goodwill................................      0.7      0.8      0.9
     Unutilized loss carryforwards ..........      0.1     (0.5)     0.1
     Miscellaneous items ....................     (0.1)    (0.5)    (0.4)
                                                  ----     ----     ----
     Effective tax rate .....................     38.3%    37.0%    38.7%
                                                  ====     ====     ====




Note 11:  Segments

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective April 26, 1998. Following the provisions of SFAS No. 131, La-Z-Boy Incorporated is reporting segment sales and operating income in the same format reviewed by the Company's management (the "management approach"). La-Z-Boy Incorporated has two reportable segments:
Residential upholstery and Residential casegoods.
     The Residential upholstery segment is comprised of operating divisions that primarily manufacture and sell upholstered furniture to dealers.
Upholstered furniture includes recliners, sofas, occasional chairs and reclining sofas that are mostly or fully covered with fabric, leather or vinyl. The operating divisions included in the Residential upholstery segment are La-Z-Boy Residential, England/Corsair, Sam Moore, Centurion and Distincion Muebles.
     The Residential casegoods segment is comprised of operating divisions that primarily manufacture and sell hardwood or hardwood veneer furniture to dealers. Casegoods furniture includes dining room tables and chairs, bed frames and bed boards, dressers, coffee tables and end tables that are mostly constructed of hardwoods or veneers. The operating divisions included in the Residential casegoods segment are Kincaid and Hammary.
     The primary difference between the upholstery and the casegoods segments is in the manufacturing area. In general, upholstery manufacturing requires lower capital expenditures per dollar of sales than casegoods but higher labor costs. Equipment needs and manufacturing processes are different in many key areas and product costs reflect these significant differences. Upholstery typically uses plywood or other "frame" (not exposed) wood which requires less detailing and uses some different manufacturing methods than casegoods wood processing. Casegoods requires more extensive automated equipment for drying, processing, cutting, sanding and finishing exposed hardwood and veneer products. Wood and related wood processing costs for upholstery (or total frame costs) are a much smaller percentage of total unit costs in upholstery than casegoods. Upholstery's largest costs are related to the purchased cost of fabric (or leather, vinyl, etc.), cutting fabric, sewing the fabric and upholstering the fabric and other materials to the frame; whereas casegoods manufacturing typically has none of these costs or processes. Upholstery also extensively uses filler materials such as polyurethane foam for cushioning and appearance whereas casegoods manufacturing typically has none of these costs or processes. Also, in "motion" upholstery products, which are a large portion of La-Z-Boy's total upholstery sales, there are metal mechanism processes and costs vs. none in casegoods.
     The Other category is comprised of additional operating divisions reviewed for performance by management including business furniture operations, logistics operations, financing, retail and other operations.

     The Company's largest customer is less than 3% of consolidated sales.
     The accounting policies of the operating segments are the same as those described in Note 1. Segment operating profit is based on profit or loss from operations before interest income and expense, other income and income taxes. Certain corporate costs are allocated to the segments based on revenues and identifiable assets. Identifiable assets are cash and cash equivalents, notes and accounts receivable, FIFO inventories and net property, plant and equipment. Segment information used to evaluate segments is as follows (for the fiscal years ended):

(Amounts in thousands)               4/24/99        4/25/98        4/26/97
---------------------------------------------------------------------------
Net revenues
     Residential upholstery ....   $1,015,162     $  850,495     $  772,049
     Residential casegoods .....      198,969        186,968        170,561
     Other .....................      150,435         90,849         78,670
     Eliminations ..............      (76,921)       (20,274)       (15,455)
                                   ----------     ----------     ----------
          Consolidated .........    1,287,645      1,108,038      1,005,825
                                   ==========     ==========     ==========
Operating profit
     Residential upholstery ....       99,542         70,462         63,872
     Residential casegoods .....       11,787          7,425          8,143
     Other .....................         (802)         2,754          2,883
     Unallocated corporate costs
       & eliminations ..........       (3,688)        (3,438)          (965)
                                   ----------     ----------     ----------
          Consolidated .........      106,839         77,203         73,933
                                   ==========     ==========     ==========
Depreciation and amortization
     Residential upholstery ....       13,995         12,196         11,465
     Residential casegoods .....        3,806          3,992          3,925
     Other .....................        2,999          3,334          3,383
     Corporate & eliminations...        1,281          1,499          1,609
                                   ----------     ----------     ----------
          Consolidated .........       22,081         21,021         20,382
                                   ==========     ==========     ==========
Capital expenditures
     Residential upholstery ....       19,388         16,556         10,714
     Residential casegoods .....        4,248          3,420          6,032
     Other .....................        3,609          2,263          1,032
     Corporate & eliminations...       (1,929)          (223)          --
                                   ----------     ----------     ----------
          Consolidated .........       25,316         22,016         17,778
                                   ==========     ==========     ==========
Assets
     Residential upholstery ....      399,803        363,160        313,492
     Residential casegoods .....       97,804         94,019         96,064
     Other .....................       54,900         48,839         45,670
     Corporate & eliminations...       (8,252)        (2,580)          (164)
     Unallocated assets ........       85,537         76,913         73,345
                                   ----------     ----------     ----------
          Consolidated .........   $  629,792     $  580,351     $  528,407
                                   ==========     ==========     ==========
Sales by country
     United States .............          93%             94%            94%
     Canada and other ..........           7%              6%             6%
                                         ---             ---            ---
                                         100%            100%           100%
                                         ===             ===            ===

Note 12:  Contingencies

     The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resultant liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.
     The Company has been named as a potentially responsible party (PRP) at six environmental clean-up sites. Based on a review of all currently known facts and the Company's experience with previous environmental clean-up sites, management does not anticipate that future expenditures for environmental clean-up sites will have a material adverse effect on the Company.


Note 13:  Subsequent Events

     On March 10, 1999, the Company entered into a letter of intent to acquire privately held Bauhaus USA, Inc. The transaction is expected to be completed on or shortly after June 1, 1999. General terms of the transaction call for La-Z-Boy to acquire 100 percent of the outstanding shares of Bauhaus.
Sales for their fiscal year ended August, 1998 were about $85 million.
     Additionally, on April 12, 1999 the Company entered into a letter of intent to acquire privately held Alexvale Furniture, Inc. This transaction is expected to be completed in the first quarter of fiscal year 2000. Sales for their fiscal year ended April, 1999 were about $62 million.
     Both transactions are subject to regulatory approval.

                     Management's Discussion and Analysis

     Management's Discussion and Analysis, as required by the Securities and Exchange Commission, should be read in conjunction with the Report of Management Responsibilities, the Report of Independent Accountants, the Consolidated Financial Statements and related Notes and all other pages that follow them in the annual report.
   La-Z-Boy is the third largest furniture maker in the U.S., the largest reclining-chair manufacturer in the world and America's largest manufacturer of upholstered furniture.
   La-Z-Boy's largest division is La-Z-Boy Residential, which accounts for the majority of the upholstery segment. Sales by dealer type are as follows:

       La-Z-Boy
       Residential division     1999  1998   1997
       ------------------------------------------
       Galleries/proprietary.    53%   51%    51%
       General dealers.......    34    35     36
       Dept. stores/chains...    13    14     13
                                ---   ---    ---
                                100%  100%   100%
                                ===   ===    ===

Analysis of Operations
Year Ended April 24, 1999
(1999 compared with 1998)

     The 1999 sales of $1.3 billion were 16% greater than 1998. About 80% of the increase was due to internal growth of existing divisions and the remainder was due to acquisitions. La-Z-Boy believes that its 1999 internal growth rate of about 13% exceeded the U.S. industry average for comparable time periods. Selling price increases per unit were small, but a product mix that favored higher priced products did yield a favorable impact of approximately 3 - 4%. No major new product lines were introduced in 1999 although new styles and new collections of styles occurred across all divisions throughout the year. Of particular note was the joint introduction of the Thomas Kinkade Home Furnishings Collection by the La-Z-Boy Residential and Kincaid divisions. In addition, new fabrics were added (replacing slower moving fabrics) throughout the year. No major new dealers were added in 1999 and no significant dealers were dropped.
   La-Z-Boy's gross profit margin (gross profit dollars as a percent of sales dollars) increased to 26.5% in 1999 from 25.5% in 1998. An approximate 11% increase in unit volume had a favorable impact on the gross margin percentage as fixed manufacturing costs were absorbed more efficiently than in the prior year. The absence of hardwood and plywood supply chain disruptions and casegood manufacturing plant consolidations also favorably affected the gross profit margin percentage. Currency exchange impacts associated with inventory movements between supply center plants and Residential division plants in the U.S. to a Residential division plant in Canada had a negative impact on the gross profit margin percentage. Similar to 1998, labor wage rates rose moderately and purchased material prices were generally flat as decreased prices for cardboard, batting and poly were offset by increased prices for other materials.
   S,G&A expense decreased to 18.2% of sales in 1999 from 18.5% in 1998.
Bonus related expense was significantly higher in fiscal 1999 as compared to fiscal 1998 in addition to increased information technology (IT) expenses.
The increased IT expenses were mainly due to Year 2000 related issues. These increases were more than offset by selling and advertising expenses being lower as a percent of sales in fiscal 1999.

Analysis of Operations
Year Ended April 25, 1998
(1998 compared with 1997)

     The 1998 sales of $1.1 billion were 10% greater than 1997. About 85% of the increase was due to internal growth of existing divisions and the remainder was due to acquisitions. Internal division growth rates ranged from a low of 6% to a high of 19%. In addition, strength in sales occurred in almost all product lines within each division. La-Z-Boy believes that its 1998 internal growth rate of about 8.5% slightly exceeded the U.S. industry average for comparable time periods. Selling price increases per unit were small and there were no significant shifts to higher or lower priced products. No major new product lines were introduced in 1998 although new styles and new collections of styles occurred across all divisions throughout the year. In addition, new fabrics were added (replacing slower moving fabrics) throughout the year. No major new dealers were added in 1998 and no significant dealers were dropped. No one dealer accounted for 3% or more of sales in 1998.
   La-Z-Boy's gross profit margin (gross profit dollars as a percent of sales dollars) declined to 25.5% in 1998 from 26.0% in 1997. Hardwood and plywood parts production and delivery problems and related assembly site production disruptions adversely affected gross margins. The elimination of three manufacturing assembly sites also adversely affected gross margins. Additionally, cost problems were encountered at multiple sites trying to gear up quickly to meet unexpectedly high product demand primarily in the second half of the year. The above items mostly affected plant overhead costs and unfavorable plant labor variances. 1998 labor wage rates rose a moderate 2%. Purchased materials prices were about flat compared to 1997. Increased sales volumes, increased selling prices and lower frame parts costs favorably impacted gross margins.
   S,G&A expense decreased to 18.5% of sales in 1998 from 18.6% in 1997.
A decline in bonus expense and small increases to some selling expenses more than offset increased (greater than the rate of sales) professional related expenses, bad debts and IT expenses which include Year 2000 costs.
   Income tax expense as a percent of pretax income declined to 37.0% in 1998 from 38.7% in 1997, reflecting a favorable shift of earnings to entities with lower effective tax rates and the settlement of an IRS audit.

Liquidity and Financial Condition

     Cash flows from operations amounted to $82 million in 1999, $55 million in 1998 and $60 million in 1997 and have been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures. Capital expenditures were $25.3 million in 1999, $22.0 million in 1998 and $17.8 million in 1997.
   Total FIFO inventory increased 4% over the prior year with raw materials increasing 8%, work-in-process decreasing 8% and finished goods increasing
16%. The absence of hardwood and plywood supply chain disruptions resulting from improved supply plant production throughput has permitted work-in-process inventory to be significantly reduced. Finished goods inventory levels are higher primarily due to increased daily production volumes resulting in more finished product being staged for shipment.
   The Company had unused lines of credit and commitments of $113 million under several credit arrangements as of April 24, 1999. The primary credit arrangement is a $75 million unsecured revolving credit line through August 2002, requiring interest only payments through August 2002 and a payment of principal in August 2002. The credit agreement includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.
   Bonus accruals for the year are significantly higher than the past year, thus driving the increase in payroll/other compensation liability.
   In September 1998, the Company declared a three-for-one stock split in the form of a 200% stock dividend.
   The La-Z-Boy Board of Directors has authorized the repurchase of Company stock. Shares acquired in 1999, 1998 and 1997 totaled 1,643,000, 1,253,000 and 1,941,000, respectively. As of April 24, 1999, 1,526,000 shares were available for repurchase. Due to repurchases during the year, the Company was able to increase the diluted earnings per share by $0.02 for the fiscal year. The Company plans to be in the market for its shares as its stock price changes and other financial opportunities arise.
   The financial strength of the Company is reflected in two commonly used ratios, the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by shareholders' equity plus total debt). The current ratio at the end of 1999 and 1998 was 3.2:1 and 3.5:1, respectively. The debt to capital ratio was 13.7% at the end of 1999 and 15.9% at the end of 1998.
   Continuing compliance with existing federal, state and local provisions dealing with protection of the environment is not expected to have a material effect upon the Company's capital expenditures, earnings, competitive position or liquidity. The Company will continue its program of conducting voluntary compliance audits at its facilities. The Company has also taken steps to assure compliance with provisions of Titles III and V of the 1990 Clean Air Act Amendments. Refer to Note 12: Contingencies, in the Notes to Consolidated Financial Statements.


Outlook

     Statements in this Outlook section are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. As conditions change in the future, actual results may not match these expectations. In particular, sales and profits can be materially impacted in any quarter by changes in interest rates or changes in consumer confidence/demand.
   La-Z-Boy's fiscal year ending April 29, 2000 will include 53 weeks compared to fiscal year 1999 which included 52 weeks. This is approximately a 2% increase in the length of the year which will affect sales and other financial comparisons from year to year.
   One of the up and coming challenges that is currently facing businesses is the need to respond to "e-commerce", which refers to the electronic exchange of information. Consumers are doing more and more business via this global form of communication. The Company recognizes that there are significant potential rewards and risks associated with e-commerce and that the e-commerce environment is changing rapidly. The Company has recently begun formal efforts to clarify its e-commerce strategies.
   One of La-Z-Boy's financial goals is to increase sales of existing operations greater than the furniture industry with a benchmark of at least
10% per year. For 1999, La-Z-Boy sales increased 16% from 1998. On a comparable basis, excluding Sam Moore which was only included for one month of fiscal 1998, the sales increase was equal to 13%, which the Company believes was better than the industry average. Some furniture industry reports for calendar year 1998 over 1997 showed industry sales increases in the 6-9% range.
   At the end of April 1999, the backlog of orders was much higher than at the end of April 1998. La-Z-Boy primarily builds "to order" and does not carry large amounts of finished warehouse goods. The expected acquisition of Bauhaus and Alexvale in the first quarter of fiscal year 2000 are expected to result in measurable sales gains for all quarters in fiscal year 2000.
La-Z-Boy, without Bauhaus and Alexvale, is expected to realize first quarter sales increases as a result of a favorable order backlog situation.
Expectations are for a slow-down in sales growth rates in the second half of 2000 based on industry economic projections and the high rate of actual sales achieved in that period in 1999 which will make fiscal year 2000 comparisons more difficult. Some furniture industry forecasts for calendar year 1999 over 1998 are estimating that sales increases will be in the 4-6% range.
   The Company's major residential efforts and opportunities for U.S.
sales growth greater than industry averages are focused outside the recliner market segment, e.g., stationary upholstery (single and multi-seat), reclining sofas and modulars, wood occasional and wall units and wood bedroom and dining room furniture.
   The number of dealer owned and operated proprietary stores is expected to continue increasing. These stores are a major contributor to La-Z-Boy's ability to achieve its sales goal.
   Existing manufacturing capacity can support unit volume increases of 10 - 15% should they materialize.
   La-Z-Boy's second financial goal is for operating profit to exceed the current fiscal year's 8.3%. For 2000 it is expected that various management initiatives, economic events and other items will occur such that the net effect of these items will result in the second financial goal being achieved. Increased sales volume should help improve operating margins. Operating margins benefit from improved investments and machinery and other productivity enhancements. Capital expenditures are expected to be about $30 million in 2000 compared to $25 million in 1999. IT expenses and bad debts expense are expected to slightly decrease as a percent of sales.
   A third financial goal is to achieve return on capital of greater than 20%. La-Z-Boy defines return on capital as operating profit + interest income
+ other income as a percent of beginning-of-year capital (capital is defined as shareholders' equity + debt + capital leases + net deferred taxes). For 1999, return on capital was 24.8% compared to 20.5% in 1998. La-Z-Boy enhances shareholder value and reduces capital employed through stock repurchases, dividends and debt reductions.
   The Year 2000 issue arises from the use of two-digit date fields used in computer programs which may cause problems as the year changes from 1999 to 2000. These problems could cause disruptions of operations or processing of transactions.
   To address the Year 2000 challenge, the Company established a Year 2000 Program Office guided by a steering committee consisting of senior executive management. This office serves as the central coordination point for all Year 2000 compliance efforts of the Company. The Company has included IT systems and non-IT systems as well as third party readiness in the scope of its Year 2000 project. The Company is on schedule with regard to its internal plan. Management believes that the Company is taking the steps necessary to minimize the impact of the Year 2000 challenge.
   The challenges the Company faces with regard to its IT systems include upgrading of operating systems, hardware and software and modifying order entry and invoicing programs. For the IT challenges, the Company has completed the inventory and assessment phases and substantially completed the remediation phase. The Company currently is in the testing and implementation phases. Critical operating systems, hardware and software and in-house developed programs have been renovated, replaced or upgraded and implemented. Year 2000 testing is on schedule with regards to the internal plan. The Company expects to have its critical IT systems compliant and compatible, with the appropriate testing completed, by September 1999.
   The primary challenges the Company faces with regards to its non-IT systems include plant floor machinery and facility related items. For these systems, the inventory and assessment phases have been completed and the testing phase is substantially complete. The Company believes these systems to be compliant and compatible. The Company is presently completing the testing phase of its non-IT projects with expected completion by September 1999.
   With respect to third party readiness, the Company continues to work with customers, suppliers and service providers in order to prevent disruption of business activities. Multiple approaches are being used to determine compliance based on the priority assigned to the third party. Based on communications with these third parties, the Company believes that all material third parties will be sufficiently prepared for the Year 2000 or the Company will make alternative plans. For critical third parties, testing will be performed as deemed necessary.
   While the Company believes that it is preparing adequately for all Year
2000 concerns, there is no guarantee against internal or external system failures. Such failures could have a material adverse effect on the Company's results of operations, liquidity and financial condition. The Company, utilizing independent consultants, has initiated an assessment of the operational risks related to the Year 2000 issue. To the extent such risks are identified, the Company has or will devise contingency plans to minimize such risks. The Company believes that its most likely worst case scenario would be business interruptions caused by third party failures.
The Company expects to have contingency plans in place prior to the Year 2000 for IT and non-IT systems, as well as for areas of concern with relation to third parties.
   At the present time, the total Year 2000 related costs are estimated to be $12 to $16 million. To date, the Company has spent approximately $9 million. Included in the total estimated expenditures are both remediation and, in some cases, enhancement or improvement related costs that cannot easily be separated from remediation costs. Some of these enhancements or improvements were previously planned and were merely accelerated as a means to address Year 2000 challenges.
   In June, 1998, the Financial Accounting Standards Board issued
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The
Company has not yet determined when it will implement SFAS No. 133 or what impact implementation will have on its financial position or results of operations.

            Consolidated Six Year Summary of Selected Financial Data


                            Fiscal
(Dollar amounts in thousands, year    1999        1998        1997       1996      1995         1994
except per share data)       ended (52 weeks)  (52 weeks)  (52 weeks) (52 weeks) (52 weeks)  (53 weeks)
-------------------------------------------------------------------------------------------------------
Sales ............................ $1,287,645  $1,108,038  $1,005,825  $947,263   $850,271  $  804,898
Cost of sales ....................    946,731     825,312     744,662   705,379    629,222     593,890
                                   ----------  ----------  ----------  --------   --------  ----------
  Gross profit ...................    340,914     282,726     261,163   241,884    221,049     211,008
Selling, general and
  administrative .................    234,075     205,523     187,230   174,376    158,551     151,756
                                   ----------  ----------  ----------  --------   --------  ----------
  Operating profit ...............    106,839      77,203      73,933    67,508     62,498      59,252

Interest expense .................      4,440       4,157       4,376     5,306      3,334       2,822
Interest income ..................      2,181       2,021       1,770     1,975      1,628       1,076
Other income .....................      2,658       4,207       2,508     2,023      1,229         649
                                   ----------  ----------  ----------  --------   --------  ----------
  Pretax income ..................    107,238      79,274      73,835    66,200     62,021      58,155
Income tax expense ...............     41,096      29,354      28,538    26,947     25,719      23,438
                                   ----------  ----------  ----------  --------   --------  ----------
  Net income ..................... $   66,142  $   49,920  $   45,297  $ 39,253   $ 36,302  $   34,717**
                                   ==========  ==========  ==========  ========   ========  ==========
Diluted weighted average shares
  outstanding (`000s) *** ........     53,148      53,821      54,575    55,596     54,303      54,085
Per common share outstanding
  Diluted net income***........... $     1.24  $     0.93  $     0.83  $   0.71   $   0.67  $     0.63
  Basic net income***............. $     1.25  $     0.93  $     0.83  $   0.71   $   0.67  $     0.63**
  Cash dividends paid***.......... $     0.31  $     0.28  $     0.26  $   0.25   $   0.23  $     0.21
Book value on year end shares
  outstanding***.................. $     7.93  $     7.25  $     6.69  $   6.23   $   5.81  $     5.30
Return on average
  shareholders' equity ...........       16.5%       13.4%       12.9%     11.8%      12.2%*      12.5%**
Gross profit as a percent
  of sales .......................       26.5%       25.5%       26.0%     25.5%      26.0%       26.2%
Operating profit as a percent
  of sales .......................        8.3%        7.0%        7.4%      7.1%       7.4%        7.4%
Operating profit, interest income
  and other income as a percent
  of beginning-of-year capital ...       24.8%       20.5%       19.6%     18.1%      19.3%       19.4%
Net income as a percent
  of sales .......................        5.1%        4.5%        4.5%      4.1%       4.3%        4.3%**
Income tax expense as a
  percent of pretax income .......       38.3%       37.0%       38.7%     40.7%      41.5%       40.3%
------------------------------------------------------------------------------------------------------
Depreciation and amortization .... $   22,081  $   21,021  $   20,382  $ 20,147   $ 15,156  $   14,014
Capital expenditures ............. $   25,316  $   22,016  $   17,778  $ 18,168   $ 18,980  $   17,485
Property, plant and
  equipment (net) ................ $  125,989  $  121,762  $  114,658  $116,199   $117,175  $   94,277
------------------------------------------------------------------------------------------------------
Working capital .................. $  293,160  $  274,739  $  245,106  $240,583   $237,280  $  224,122
Current ratio ....................   3.2 to 1    3.5 to 1    3.5 to 1  3.5 to 1   3.7 to 1    4.1 to 1
Total assets ..................... $  629,792  $  580,351  $  528,407  $517,546   $503,818  $  430,253
------------------------------------------------------------------------------------------------------
Debt and capital leases .......... $   65,473  $   73,458  $   61,279  $ 69,033   $ 83,201  $   55,370
Shareholders' equity ............. $  414,915  $  388,209  $  359,338  $343,376   $323,640  $  290,911
Ending capital ................... $  466,017  $  450,466  $  405,996  $399,801   $395,209  $  338,070
Ratio of debt to equity ..........      15.8%       18.9%       17.1%     20.1%      25.7%       19.0%
Ratio of debt to capital .........      13.6%       15.9%       14.6%     16.7%      20.5%       16.0%
------------------------------------------------------------------------------------------------------
Shareholders .....................    16,329      13,592      12,729    12,293     12,665      12,615
Employees ........................    12,796      12,155      11,236    10,733     11,149       9,370
------------------------------------------------------------------------------------------------------

*April 1995 shareholders' equity used in this calculation excludes $18,004 relating to stock issued on the last day of the fiscal year for the acquisition of an operating division.
**Excludes the income effect of adopting SFAS No. 109 in May 1993 of $3,352 or $0.06 per share.
***Restated to reflect a three-for one stock split, in the form of a 200% stock dividend effective September, 1998.

                         Dividend and Market Information


    Fiscal 1999    Divi-            Market price
     quarter       dends  -------------------------------
      ended         paid     High       Low       Close
    -----------------------------------------------------
     July 25       $0.07  $19 11/24   $16 1/3   $17 23/24
     Oct. 24        0.08   22 1/2      15 5/8    18 1/2
     Jan. 23        0.08   20 7/16     15 1/4    16 15/16
     April 24       0.08  $22 1/4     $17       $19
                   -----
                   $0.31
                   =====



     Fiscal 1998   Divi-            Market price
       quarter     dends  -------------------------------
        ended      paid      High       Low       Close
     ----------------------------------------------------
       July 26     $0.07  $12 31/48   $10 7/12  $12 13/24
       Oct. 25      0.07   12 47/48    11 5/12   12 5/8
       Jan. 24      0.07   14 15/16    12 19/48  14 5/8
       April 25     0.07  $17 5/6     $14 5/16  $17 5/6
                   -----
                   $0.28
                   =====



                                                       Diluted
                      Divi-                              net
        Divi-  Divi-  dend        Market price          income P/E ratio
Fiscal  dends  dend   payout -------------------------   per   ---------
year    paid   yield  ratio    High     Low     Close   share  High  Low
------------------------------------------------------------------------
1999   $0.31   1.6%   24.8%  $22 1/2  $15 1/4  $19      $1.24   18    12
1998    0.28   1.6%   30.1%   17 5/6   10 7/12  17 5/6   0.93   19    11
1997    0.26   2.4%   31.2%   12 7/24   9 5/12  10 3/4   0.83   15    11
1996    0.25   2.5%   34.9%   11 1/4    8 13/24 10 1/24  0.71   16    12
1995    0.23   2.5%   33.8%   11 1/4    8 11/24  9       0.67   17    13
1994   $0.21   1.9%   33.7%* $13 1/3   $8 1/2  $11 1/6  $0.63*  21*   13*

La-Z-Boy Incorporated common shares are traded on the NYSE and the PCX (symbol
LZB).



                   Unaudited Quarterly Financial Information

(Amounts in thousands,
except per share data)                                             Fiscal year
Quarter ended               7/25/98  10/24/98   1/23/99   4/24/99     1999
------------------------------------------------------------------------------
Sales ...................  $268,880  $334,831  $318,105  $365,829  $1,287,645
Cost of sales ...........   205,431   245,062   230,923   265,315     946,731
                           --------  --------  --------  --------  ----------
     Gross profit .......    63,449    89,769    87,182   100,514     340,914

Selling, general and
     administrative .....    51,288    59,510    58,758    64,519     234,075
                           --------  --------  --------  --------  ----------
     Operating profit ...    12,161    30,259    28,424    35,995     106,839

Interest expense ........     1,187     1,164     1,110       979       4,440
Interest income .........       577       471       430       703       2,181
Other income ............       355       865       962       476       2,658
                           --------  --------  --------  --------  ----------
     Pretax income ......    11,906    30,431    28,706    36,195     107,238
Income tax expense ......     4,722    11,984    10,978    13,412      41,096
                           --------  --------  --------  --------  ----------
        Net income ......  $  7,184  $ 18,447  $ 17,728  $ 22,783  $   66,142
                           ========  ========  ========  ========  ==========
     Diluted EPS.........  $   0.13  $   0.35  $   0.34  $   0.43  $     1.24
                           ========  ========  ========  ========  ==========


                                                                   Fiscal year
Quarter ended               7/26/97  10/25/97   1/24/98   4/25/98     1998
-----------------------------------------------------------------------------
Sales ...................  $212,326  $293,208  $280,520  $321,984  $1,108,038
Cost of sales ...........   164,184   215,370   211,688   234,070     825,312
                           --------  --------  --------  --------  ----------
     Gross profit .......    48,142    77,838    68,832    87,914     282,726

Selling, general and
     administrative .....    45,357    50,400    50,189    59,577     205,523
                           --------  --------  --------  --------  ----------
     Operating profit ...     2,785    27,438    18,643    28,337      77,203

Interest expense ........     1,024     1,027     1,048     1,058       4,157
Interest income .........       482       512       568       459       2,021
Other income ............       750       527       240     2,690       4,207
                           --------  --------  --------  --------  ----------
     Pretax income ......     2,993    27,450    18,403    30,428      79,274
Income tax expense ......     1,267    10,628     6,944    10,515      29,354
                           --------  --------  --------  --------  ----------
        Net income ......  $  1,726  $ 16,822  $ 11,459   $19,913  $   49,920
                           ========  ========  ========  ========  ==========
     Diluted EPS ........  $   0.03  $   0.31  $   0.21     $0.37  $     0.93
                           ========  ========  ========  ========  ==========

*Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or $0.06 per share.

Various data has been restated to reflect a three-for-one stock split.