Form 10-K, Exhibit 13
period 2000-04-29
LA-Z-BOY INC
filed 2000-07-28
CIK 57131

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


/s/Gerald L. Kiser
Gerald L. Kiser
President and Chief Operating Officer



/s/Frederick H. Jackson
Frederick H. Jackson
Chief Financial Officer






                        Report of Independent Accountants


PricewaterhouseCoopers

     To the Board of Directors and Shareholders of La-Z-Boy Incorporated:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity, including pages 9 through 20, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 29, 2000 and April 24, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Toledo, Ohio
May 31, 2000

                           Consolidated Balance Sheet



(Amounts in thousands, except par value)         As of     4/29/00     4/24/99
------------------------------------------------------------------------------
Assets

Current assets
   Cash and equivalents................................    $14,353     $33,550
   Receivables, less allowance of $25,474 in
       2000 and $19,550 in 1999........................    394,453     265,157
   Inventories
      Raw materials....................................     91,018      47,197
      Work-in-progress.................................     63,635      37,447
      Finished goods...................................     98,623      34,920
                                                        ----------    --------
        FIFO inventories...............................    253,276     119,564
        Excess of FIFO over LIFO.......................     (7,473)    (23,053)
                                                        ----------    --------
          Total inventories............................    245,803      96,511
   Deferred income taxes...............................     22,374      20,028
   Other current assets................................     15,386      10,342
                                                        ----------    --------
       Total current assets............................    692,369     425,588

Property, plant and equipment
   Buildings and building fixtures.....................    189,588     116,601
   Machinery and equipment ............................    162,485     124,835
   Information systems ................................     27,836      23,228
   Land and land improvements .........................     25,173      13,514
   Transportation equipment ...........................     17,454      15,685
   Network and production tracking systems ............      6,080       4,881
   Other ..............................................     22,755      23,923
                                                        ----------    --------
                                                           451,371     322,667
     Less: accumulated depreciation....................    223,488     196,678
                                                        ----------    --------
       Property, plant and equipment, net..............    227,883     125,989

Goodwill, less accumulated amortization of
   $17,360 in 2000 and $13,583 in 1999.................    116,668      46,985
Trade names, less accumulated amortization
   of $1,052 in 2000...................................    135,340        --
Other long-term assets, less allowance of
   $6,747 in 2000 and $6,077 in 1999...................     46,037      31,230
                                                        ----------    --------
       Total assets.................................... $1,218,297    $629,792
                                                        ==========    ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           Consolidated Balance Sheet

(Amounts in thousands, except par value)         As of     4/29/00     4/24/99
-------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities
   Current portion of long-term debt...................    $13,119      $2,001
   Current portion of capital leases...................        457         784
   Accounts payable....................................     90,392      45,419
   Payroll/other compensation..........................     74,724      53,697
   Income taxes........................................      5,002       4,103
   Other current liabilities...........................     53,312      26,424
                                                        ----------    --------
       Total current liabilities.......................    237,006     132,428

Long-term debt.........................................    233,938      62,469
Capital leases.........................................      2,156         219
Deferred income taxes..................................     50,280       5,697
Other long-term liabilities............................     31,825      14,064

Commitments and contingencies..........................

Shareholders' equity
   Preferred shares-5,000 authorized; none issued......       --          --
   Common shares, $1 par value-150,000 authorized;
       61,328 issued in 2000 and 52,340 issued in 1999.     61,328      52,340
   Capital in excess of par value......................    211,450      31,582
   Retained earnings...................................    392,458     332,934
   Currency translation adjustments....................     (2,144)     (1,941)
                                                        ----------    --------
       Total shareholders' equity......................    663,092     414,915
                                                        ----------    --------
         Total liabilities and shareholders' equity.... $1,218,297    $629,792
                                                        ==========    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        Consolidated Statement of Income


(Amounts in thousands,
except per share data)  Fiscal year ended    4/29/00     4/24/99       4/25/98
-------------------------------------------------------------------------------
Sales....................................  $1,717,420   $1,287,645   $1,108,038
Cost of sales............................   1,284,158      946,731      825,312
                                           ----------   ----------   ----------
  Gross profit...........................     433,262      340,914      282,726

Selling, general and administrative......     288,962      234,075      205,523
                                           ----------   ----------   ----------
  Operating profit.......................     144,300      106,839       77,203

Interest expense.........................       9,655        4,440        4,157
Interest income..........................       1,976        2,181        2,021
Other income.............................       3,692        2,658        4,207
                                           ----------   ----------   ----------
  Pretax income..........................     140,313      107,238       79,274

Income tax expense
  Federal - current......................      49,491       41,286       28,467
          - deferred.....................      (3,288)      (4,727)      (2,046)
    State - current......................       7,048        5,114        3,287
          - deferred.....................        (552)        (577)        (354)
                                           ----------   ----------   ----------
Total tax expense........................      52,699       41,096       29,354
                                           ----------   ----------   ----------
    Net income...........................     $87,614      $66,142      $49,920
                                           ==========   ==========   ==========

    Basic average shares*................      54,488       52,890       53,654

    Basic net income per share*..........       $1.61        $1.25        $0.93

    Diluted weighted average shares*.....      54,860       53,148       53,821

    Diluted net income per share*........       $1.60        $1.24        $0.93



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

*Restated to reflect the September, 1998 three-for-one stock split, in the form of a 200% stock dividend.


                                         Consolidated Statement of Cash Flows


(Amounts in thousands)                       Fiscal year ended    4/29/00     4/24/99    4/25/98
------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income.................................................    $87,614     $66,142    $49,920
   Adjustments to reconcile net income to
      net cash provided by operating activities
        Depreciation and amortization.........................     30,342      22,081     21,021
        Change in receivables.................................    (42,595)    (26,875)   (14,090)
        Change in inventories.................................     (4,703)     (4,607)    (6,918)
        Change in other assets and liabilities................     (6,431)     28,287      2,374
        Change in deferred taxes..............................     (5,797)     (3,130)     3,177
                                                                  -------     -------    -------
             Total adjustments................................    (29,184)     15,756      5,564
                                                                  -------     -------    -------
        Cash provided by operating activities.................     58,430      81,898     55,484

Cash flows from investing activities
   Proceeds from disposals of assets..........................      1,202         401      1,585
   Capital expenditures.......................................    (37,968)    (25,316)   (22,016)
   Acquisition of operating divisions, net of cash acquired...    (57,952)       --         --
   Change in other investments................................     (9,681)     (4,895)   (16,066)
                                                                  -------     -------    -------
        Cash used for investing activities....................   (104,399)    (29,810)   (36,497)

Cash flows from financing activities
   Long-term debt.............................................    175,622        --       35,000
   Retirements of debt........................................   (110,319)     (6,786)   (24,653)
   Capital leases.............................................      1,657         204       --
   Capital lease principal payments...........................       (856)     (1,403)    (2,017)
   Stock for stock option plans...............................      6,637       6,431      5,748
   Stock for 401(k) employee plans............................      2,598       1,902      1,704
   Purchases of La-Z-Boy stock................................    (31,046)    (30,460)   (16,391)
   Payment of cash dividends..................................    (17,447)    (16,417)   (15,029)
                                                                  -------     -------    -------
        Cash provided by (used for) financing activities......     26,846     (46,529)   (15,638)

Effect of exchange rate changes on cash.......................        (74)       (709)       (31)
                                                                  -------     -------    -------
Net change in cash and equivalents............................    (19,197)      4,850      3,318

Cash and equivalents at beginning of the year.................     33,550      28,700     25,382
                                                                  -------     -------    -------
Cash and equivalents at end of the year.......................    $14,353     $33,550    $28,700
                                                                  =======     =======    =======
Cash paid during the year
   - Income taxes.............................................    $52,210     $44,842    $29,025
   - Interest.................................................     $7,128      $4,340     $4,235


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                             Consolidated Statement of Changes in Shareholders' Equity

                                                            Capital
                                                              in                     Accumulated
                                                             excess                      Other
                                                Common       of par      Retained    Comprehensive
(Amounts in thousands)                          shares       value       earnings        Loss       Total
-----------------------------------------------------------------------------------------------------------
     At April 26, 1997 ....................   $  17,908    $  27,697    $ 314,731        ($998)   $ 359,338

Purchases of La-Z-Boy stock ...............        (484)                  (15,907)                  (16,391)

Stock options/401(k) ......................         333        1,110        6,008                     7,451

Acquisition related .......................          93          455        2,423                     2,971

Dividends paid ............................                               (15,029)                  (15,029)

Comprehensive income

       Net income .........................                                49,920

       Translation adjustment..............                                                (51)

         Total comprehensive income........                                                          49,869
                                                -------     --------     --------       ------     --------
           At April 25, 1998 ..............      17,850       29,262      342,146       (1,049)     388,209

Three-for-one stock split .................      35,700                   (35,700)                     --

Purchases of La-Z-Boy stock ...............      (1,700)                  (28,760)                  (30,460)

Stock options/401(k) ......................         490        2,320        5,523                     8,333

Dividends paid ............................                               (16,417)                  (16,417)

Comprehensive income

       Net income .........................                                66,142

       Translation adjustment .............                                               (892)

         Total comprehensive income........                                                          65,250
                                                -------     --------     --------       ------     --------
           At April 24, 1999 ..............      52,340       31,582      332,934       (1,941)     414,915

Purchases of La-Z-Boy stock ...............      (1,749)                  (29,297)                  (31,046)

Stock options/401(k) ......................         609        1,139        7,487                     9,235

Acquisition related........................      10,128      178,729       11,167                   200,024

Dividends paid ............................                               (17,447)                  (17,447)

Comprehensive income

       Net income .........................                                87,614

       Translation adjustment .............                                               (203)

         Total comprehensive income........                                                          87,411
                                                -------     --------     --------       ------     --------
           At April 29, 2000 ..............     $61,328     $211,450     $392,458      ($2,144)    $663,092
                                                =======     ========     ========       ======     ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   Notes to Consolidated Financial Statements


Note 1:  Accounting Policies

     The Company operates primarily in the U.S. furniture industry. The following is a summary of significant accounting policies followed in the preparation of these financial statements. Fiscal year 2000 included 53 weeks, whereas fiscal years 1999 and 1998 included 52 weeks.

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

Inventories
     Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis. Excess of FIFO over LIFO at April 29, 2000 includes $17 million of inventory write-ups to fair value for 2000 acquisitions. This purchase accounting adjustment would reduce earnings in future periods if the related inventory is sold.

Property, Plant and Equipment
     Items capitalized, including significant betterments to existing facilities, are recorded at cost. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.
     Buildings, land improvements and buliding fixtures are depreciated over periods of 15-30 years. Machinery and equipment are depreciated over a period of 10 years. Information systems are depreciated over periods of 2-5 years. Transportation equipment is depreciated over 5 years. Network and production tracking systems are depreciated over periods of 5-10 years.

Goodwill
     The excess of the cost of operating companies acquired over the value of their net tangible assets is amortized on a straight-line basis over 30 years from the date of acquisition. Goodwill is evaluated periodically for impairment.

Trade Names
     Trade names are amortized on a straight-line basis over 30 years. Trade names are evaluated periodically for impairment.

Revenue Recognition

     Revenue is recognized upon shipment of product.

Income Taxes

     Income tax expense is provided on all revenue and expense items included in the consolidated statement of income, regardless of the period such items are recognized for income tax purposes.

Foreign Currency Translation

     The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders' equity and in other comprehensive income.


Note 2:  Acquisitions

    On January 29, 2000, the Company acquired LADD Furniture, Inc., then a publicly traded furniture manufacturer, in a stock-for-stock merger, at which time LADD became a wholly owned subsidiary of the Company. The holders of LADD stock received approximately 9.2 million shares of La-Z-Boy common stock in consideration for their LADD shares. In addition, LADD employee stock options then outstanding were replaced by about 1 million La-Z-Boy stock options. Total consideration, including acquisition costs, was about $190 million.
    On December 28, 1999, the Company acquired all of the outstanding stock of Alexvale Furniture, Inc., a manufacturer of medium-priced upholstered furniture, for a combination of cash and La-Z-Boy common stock totaling about $17 million.

    On June 1, 1999, the Company acquired Bauhaus USA, Inc., a manufacturer of upholstered furniture primarily marketed to department stores, for about $59 million, in a cash transaction.
    The above acquisitions have been accounted for as purchases. The operations of the above companies are included in the Company's financial results immediately following the acquisition dates. The excess of the purchase price over the fair value of the net identifiable assets acquired of $74 million has been recorded as goodwill.
    The following unaudited pro forma financial information presents combined results of operations of the above companies with the Company as if the acquisitions had occurred as of the beginning of fiscal 1999. The pro forma financial information gives effect to certain adjustments resulting from the acquisitions and related financing. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the separate operations of each company constituted a single entity during such periods.

    (Amounts in thousands,    Unaudited year ended
    except per share data)   4/29/00         4/24/99
    --------------------------------------------------
    Net sales              $2,216,628       $2,029,843
    Net income                $97,850          $80,221
    Earnings per share          $1.60            $1.28

    On April 1, 1998, the Company acquired all of the capital stock of Sam Moore Furniture Industries, Incorporated, a manufacturer of upholstered furniture for cash. For the year ended December 31, 1997, Sam Moore Furniture Industries' sales were $33 million.
    During fiscal year 1998, La-Z-Boy acquired the remaining 25% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. Sales for their year ended March 31, 1997 were $12 million.
    The consolidated April 1998 financial statements include the operations of Distincion Muebles, a furniture manufacturer located in Mexico. Annual sales for the year ended March 30, 1998 were $1.9 million.


Note 3:  Cash and Equivalents

        (Amounts in thousands)            4/29/00    4/24/99
        ----------------------------------------------------
        Cash in bank..................    $14,353    $10,704
        Certificates of deposit.......       --       19,900
        Commercial paper..............       --        1,878
        Marketable securities.........       --        1,068
                                          -------    -------
          Total cash and equivalents..    $14,353    $33,550
                                          =======    =======

    The Company invests in cash and equivalents with a bank whose board of directors includes two members of the Company's board of directors. At the end of fiscal year 2000 and 1999, $5 million and $15 million, respectively, was invested in cash and equivalents with this bank.



Note 4:  Debt

                          Interest
(Amounts in thousands)      rates    Maturities  4/29/00   4/24/99
------------------------------------------------------------------
Bridge loan facility....       6.9%      2001    $105,703  $  --
Revolving credit lines..  6.5%-6.8%      2004      68,419     --
Private placement.......       6.5%   2000-08      35,000   36,875
Industrial revenue bonds  3.6%-6.8%   2000-14      37,495   27,400
Other debt..............  5.9%-9.5%   2000-08         440      195
                                                 --------  -------
Total debt..............                          247,057   64,470
               Less:  current portion...           13,119    2,001
                                                 --------  -------
                       Long-term debt...         $233,938  $62,469
                                                 ========  =======

       Weighted average interest rate...             6.4%     5.3%
                   Fair value of debt...         $245,795  $65,522

    Proceeds from industrial revenue bonds were used to finance the construction of manufacturing facilities. These arrangements require the Company to insure and maintain the facilities and make annual payments that include interest. The bonds are secured by the facilities constructed from the bond proceeds.
    Maturities of debt for the five years subsequent to April 29, 2000 are $13 million, $5 million, $0 million, $1 million and $4 million, respectively. As of April 29, 2000, the Company had remaining unused lines of credit and commitments of $105 million under several credit arrangements.
     To finance the acquisition of Bauhaus on June 1, 1999, the Company borrowed $57 million, which was replaced on December 29, 1999 by a borrowing under its $75 million unsecured revolving credit line. On January 31, 2000, the Company opened an unsecured $150 million bridge loan facility with a current borrowing rate of LIBOR plus 0.75% with a maturity date of June 29, 2001. The Company used this bridge loan facility to pay off LADD's debt which was owed under its credit facility which was then closed.
     On May 12, 2000, the Company replaced borrowings under the $75 million unsecured revolving credit line and the $150 million bridge loan facility with a new unsecured five-year $300 million credit agreement arranged by Wachovia Bank and syndicated through a total of eleven banks. The borrowing rate under the new credit agreement can range from LIBOR plus 0.475% to LIBOR plus 0.925% based on the Company's consolidated debt to capital ratio and utilization under the agreement.

Note 5:  Leases

    The Company has operating leases for manufacturing facilities, executive and sales offices, warehousing and showrooms, as well as for equipment for manufacturing, transportation and data processing. The operating leases expire at various dates through 2007. The Company leases additional transportation and other equipment under capital leases expiring at various dates through 2011. The majority of these capital leases include bargain purchase options.
    Minimum lease payments under capital and operating leases for the five years subsequent to April 29, 2000 are $12 million, $11 million, $10 million, $9 million, and $6 million, respectively.


Note 6:  Financial Guarantees

     La-Z-Boy has provided financial guarantees relating to loans and leases in connection with some proprietary stores. The amounts of the unsecured guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded, the contract amounts are not estimates of future cash flows.

          (Contract
          amounts in thousands) 4/29/00  4/24/99
          --------------------------------------
          Loan guarantees....   $17,446  $17,193
          Lease guarantees...   $11,213   $5,649


     Guarantees require the store owners to make periodic payments to the Company in exchange for the guarantee. Terms of current guarantees generally range from one to five years.
     The guarantees have off-balance-sheet credit risk because only the periodic payments and accruals for probable losses are recognized until the guarantee expires. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.


Note 7:  Stock Option Plans

     The Company's shareholders adopted an employee Incentive Stock Option Plan that provides grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and ten years and become exercisable at 25% per year beginning one year from the date of grant. The Company is authorized to grant options for up to 7,500,000 common shares.


                                           Number      Weighted
                                             of        average
                                           shares   exercise price
        ----------------------------------------------------------
        Outstanding at April 26, 1997..  1,224,531       $9.43
        Granted........................    860,865       11.60
        Exercised......................   (677,316)       9.36
        Expired or cancelled...........    (67,521)      10.42
                                         ---------
        Outstanding at April 25, 1998..  1,340,559       10.87
        Granted........................    422,220       17.58
        Exercised......................   (314,814)       9.86
        Expired or cancelled...........    (43,779)      13.82
                                         ---------
        Outstanding at April 24, 1999..  1,404,186       13.02
        Granted........................  1,423,822       17.33
        Exercised......................   (351,919)      10.64
        Expired or Cancelled...........    (75,185)      17.87
                                         ---------
        Outstanding on April 29, 2000..  2,400,904
                                         ---------
        Exercisable at April 29, 2000..  1,243,749      $12.97

        Shares available for grants at
         April 29, 2000................  5,654,036



                                  Weighted         Weighted
     Range of        Stock         average          average
     exercise       options       exercise         remaining
      prices      outstanding       price       contractual life
  --------------------------------------------------------------
    $9.12-$13.23   1,070,267    $10.01-$13.23         2.73
     13.25-17.58     714,603      14.10-17.58         5.30
     17.85-20.34     115,298            18.16         7.10
  $23.75- $34.33     500,736            24.13         4.46
  --------------------------------------------------------------
                   2,400,904           $15.65         4.07


                                      Weighted
   Range of       Stock Options        average
exercise prices    exercisable      exercise price
--------------------------------------------------
  $9.12-$13.23       805,764            $10.99
   13.25-17.58       306,021             15.86
   17.85-20.34        88,158             18.24
 $23.75-$34.33        43,806             27.34
--------------------------------------------------
                   1,243,749            $12.97



     The Company's shareholders have also adopted Restricted Share Plans. Under one plan, a committee of the board of directors is authorized to offer for sale up to an aggregate of 750,000 common shares to certain employees. Under a second plan, up to an aggregate of 150,000 common shares are authorized for sale to non-employee directors. Under the restricted share plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.
     Shares aggregating 3,600 were granted and issued during fiscal year 2000 and 3,000 were granted and issued during fiscal year 1999, under the directors' plan. Shares remaining for future grants under the directors' plans amounted to 92,400 at April 29, 2000.
     Shares aggregating 47,625 and 67,350 were granted and issued during the fiscal years 2000 and 1999, respectively, under the employee Restricted Share Plan. Shares remaining for future grants under this plan amounted to 565,845 at April 29, 2000.
     The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the compensation committee of the board of directors to award up to an aggregate of 1,200,000 shares to key employees. Grants of shares are based on achievement of goals over a three-year performance period. Any award made under the plan is at the sole discretion of a board committee after judging all relevant factors. At April 29, 2000, performance awards were outstanding for to which up to approximately 410,000 shares may be issued in fiscal years 2001 through 2003 for the three outstanding target awards, depending on the extent to which certain specified performance objectives are met. The cost of performance awards are expensed over the performance period. In 2000, 64,081 shares were issued.
     As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.
     Had the Company elected to recognize compensation cost for stock options based on the fair value method of accounting prescribed by SFAS No. 123, the additional after tax expense relating to the stock options would have been $1.8 million in 2000, $0.7 million in 1999, and $0.3 million in 1998. Pro forma net income and earnings per share would have been as follows (for the fiscal years ended):

     (Amounts in thousands,
     except per share data)          4/29/00  4/24/99  4/25/98
     ---------------------------------------------------------
     Net income....................  $85,832  $65,424  $49,575
     Basic net income per share....    $1.58    $1.24    $0.92
     Diluted net income per share..    $1.56    $1.23    $0.92

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

                                4/29/00  4/24/99  4/25/98
       --------------------------------------------------
       Risk free interest rate..  6.6%    5.15%     5.6%
       Dividend rate............  2.0%    1.6%      1.6%
       Expected life in years...  5.0     4.4       4.6
       Stock price volatility...  41%     39%       23%


Note 8:  Retirement/Welfare

     The Company has contributory and non-contributory retirement plans covering substantially all factory employees.
     Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Discretionary cash contributions to a trust are made annually based on profits.
     The Company maintains a non-qualified deferred compensation plan for eligible highly compensated employees.
     The Company provides executive life insurance to certain highly compensated employees. Such employees are not eligible for current contributions to the profit sharing plan or the non-qualified deferred compensation plan.
     The Company offers voluntary 401(k) retirement plans to eligible employees within certain U.S. operating divisions. Currently over 60% of eligible employees are participating in the plans. For most divisions, the Company makes matching contributions based on specific formulas and this match is made in La-Z-Boy stock.
     The Company maintains defined benefit pension plans for eligible factory hourly employees at some divisions.
     The actuarially determined net periodic pension cost and retirement costs are as follows (for the fiscal years ended):

     (Amounts in thousands)            4/29/00  4/24/99  4/25/98
     -----------------------------------------------------------
     Service cost....................   $2,791   $2,785   $1,903
     Interest cost...................    3,644    3,739    2,508
     Actual return on plan assets....      999   (5,458)  (9,439)
     Net amortization and deferral...   (5,793)    (278)   5,843
                                        ------  -------   ------
       Net periodic pension cost.....    1,641      788      815

     Profit sharing/SERP.............    7,522    6,851    6,035
     401(k)..........................    2,954    2,174    1,661
     Other...........................      637      652      968
                                       -------  -------   ------
       Total retirement costs........  $12,754  $10,465   $9,479
                                       =======  =======   ======

The funded status of the pension plans was as follows:

 (Amounts in  thousands)                              4/29/00  4/24/99
 ---------------------------------------------------------------------
   Change in benefit obligation
    Benefit obligation at beginning of year.........  $50,310  $39,948
     Service cost...................................    2,791    2,785
     Interest cost..................................    3,644    3,739
     Amendments and new plans.......................    1,879    5,889
     Actuarial (loss)...............................      (82)    --
     Benefits paid..................................   (2,374)  (2,051)
                                                      -------  -------
       Benefit obligation at end of year............   56,168   50,310



   Change in plan assets
    Fair value of plan assets at beginning of year..   58,166   53,545
     Actual return on plan assets...................     (999)   5,458
     Employer contribution..........................    1,772    1,214
     Benefits paid..................................   (2,374)  (2,051)
                                                      -------  -------
       Fair value of plan assets at end of year.....   56,565   58,166


   Funded status....................................      397    7,856
    Unrecognized actuarial gain/(loss)..............    4,642   (3,133)
    Unamortized prior service cost..................      597      795
                                                      -------  -------
     Prepaid benefit cost ..........................   $5,636   $5,518
                                                      =======  =======


    The expected long-term rate of return on plan assets was 8.0% for fiscal years 2000, 1999 and 1998. The weighted-average discount rate used in determining the actuarial present value of projected benefit obligations was 6.8% for fiscal years 2000 and 1999 and 7.5% for fiscal year
1998. Vested benefits included in the projected benefit obligation were $50 million and $40 million at April 29, 2000 and April 24, 1999, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.
     The Company's pension plan funding policy is to contribute annually at least the amount necessary so that the plan assets exceed the projected benefit obligation.
     While in total the Company is overfunded, at April 29, 2000, there are two plans with aggregate pension benefit obligations of $7.1 million and aggregate pension plan assets of $6.3 million which are included in the tables shown.


Note 9:  Health Care

     The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions. Health-care expenses were as follows (for the fiscal years ended):

       (Amounts in thousands)  4/29/00   4/24/99   4/25/98
       ---------------------------------------------------
       Gross health care.....  $50,895   $37,698   $32,020
       Participant payments..  (13,277)   (9,406)   (7,531)
                               -------   -------   -------
       Net health care.......  $37,618   $28,292   $24,489
                               =======   =======   =======

     The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.


Note 10:  Income Taxes

     The primary components of the Company's deferred tax assets and (liabilities) were as follows:

   (Amounts in thousands)                         4/29/00   4/24/99
   ----------------------------------------------------------------
   Current
     Bad debt...................................  $13,897   $10,942
     Warranty...................................    8,701     6,054
     Workers' compensation......................    2,639     1,662
     SERP/other.................................    1,711     1,626
     Inventory..................................   (8,516)    1,429
     State income tax...........................    1,024     1,366
     Stock options..............................    1,683     1,653
     Receivables - mark to market...............   (5,269)   (7,904)
     Other......................................    6,504     3,382
     Valuation allowance........................     --        (182)
                                                  -------   -------
       Total current deferred tax assets........   22,374    20,028


Noncurrent
     Trade names................................  (46,252)     --
     Pension....................................   (3,672)   (2,985)
     Property, plant and equipment..............     (752)   (2,943)
     Net operating losses.......................    1,414       907
     Other......................................      396       360
     Valuation allowance........................   (1,414)   (1,036)
                                                 --------   -------
       Total noncurrent deferred tax liabilities  (50,280)   (5,697)
                                                 --------   -------

         Net deferred tax asset/(liabiliies).... ($27,906)  $14,331
                                                 ========   =======

     At April 24, 1999, the Company applied a valuation allowance of $1.218 million to offset the value of net operating losses (NOLs) attributable to one of the Company's wholly owned foreign subsidiaries. During the current fiscal year significant operational and profitablility improvements occurred. Consequently, the Company no longer considers it necessary to apply a valuation reserve for this deferred tax asset.
     A valuation allowance of $1.414 million has been established for the deferred tax asset related to an NOL carry forward for an acquisition subsidiary of LADD. The remaining NOLs of $3.927 million may be carried forward through 2007 to offset future earnings, subject to normal annual limitations prescribed by law. Any tax benefits recognized subsequent to 2000 from the utilization of this LADD NOL will be applied to reduce goodwill.
     The differences between the Company's provision for income taxes and income taxes computed using the U.S. federal statutory rate are as follows (for the fiscal years ended):

(% of pretax income)                             4/29/00   4/24/99  4/25/98
---------------------------------------------------------------------------
Statutory tax rate..............................   35.0%    35.0%    35.0%
Increase (reduction) in taxes resulting from:
   State income taxes net of
     federal benefit............................    3.0      2.7      2.4
   Tax credits..................................   (0.1)    (0.1)    (0.2)
   Goodwill.....................................    0.9      0.7      0.8
   Tax loss carry forwards......................   (1.1)     0.1     (0.5)
   Miscellaneous items..........................   (0.1)    (0.1)    (0.5)
                                                   ----     ----     ----
     Effective tax rate.........................   37.6%    38.3%    37.0%
                                                   ====     ====     ====

Note 11: Earnings Per Share

       Basic net income per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share uses the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The Company's dilutive potential common shares are employee stock options. The 1998 and 1999 information below has been restated for the September, 1998 three-for-one stock split.

                              Fiscal year
      (Amounts in thousands)     ended      4/29/00  4/24/99  4/25/98
      ---------------------------------------------------------------
      Weighted average common
        shares outstanding (Basic)........   54,488   52,890   53,654
      Effect of options...................      372      258      167
      Weighted average common                ------   ------   ------
        shares outstanding (Diluted)......   54,860   53,148   53,821
                                             ======   ======   ======


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


Note 13:  Segments

     The Company has three reportable segments: Residential upholstery, Residential casegoods and Contract.
   The Residential upholstery segment is comprised of operating divisions that primarily manufacture and sell upholstered furniture to dealers. Upholstered furniture includes recliners, sofas, occasional chairs and reclining sofas that are mostly or fully covered with fabric, leather or vinyl. The operating divisions included in the Residential upholstery segment are La-Z-Boy Residential, England/Corsair, Sam Moore, Bauhaus, Centurion, Distincion Muebles, Pennsylvania House Upholstery, Barclay and Clayton Marcus.
   The Residential casegoods segment is comprised of operating divisions that primarily manufacture or sell hardwood or hardwood veneer furniture to dealers. Casegoods furniture includes dining room tables and chairs, bed frames and bed boards, dressers, coffee tables and end tables that are mostly constructed of hardwoods or veneers. The operating divisions included in the Residential casegoods segment are Kincaid, Hammary, American Drew, Lea, Pennsylvania House Casegoods and Pilliod.
   The primary difference between the Residential upholstery and the Residential casegoods segments is in the manufacturing area. In general, upholstery manufacturing requires lower capital expenditures per dollar of sales than casegoods but higher labor costs. Equipment needs and manufacturing processes are different in many key areas and product costs reflect these significant differences. Residential upholstery typically uses plywood or other "frame" (not exposed) wood which requires less detailing and uses some different manufacturing methods than casegoods wood processing. Residential casegoods requires more extensive automated equipment for drying, processing, cutting, sanding and finishing exposed hardwood and veneer products.

Wood and related wood processing costs for upholstery (or total frame costs) are a much smaller percentage of total unit costs in upholstery than casegoods. Residential upholstery's largest costs are related to the purchased cost of fabric (or leather, vinyl, etc.), cutting fabric, sewing the fabric and upholstering the fabric and other materials to the frame; whereas Residential casegoods manufacturing typically has none of these costs or processes. Residential upholstery also extensively uses filler materials such as polyurethane foam for cushioning and appearance whereas Residential casegoods manufacturing typically has none of these costs or processes. Also, in "motion" upholstery products, which are a large portion of La-Z-Boy's total Residential upholstery sales, there are metal mechanism processes and costs vs. none in casegoods.
   The Contract segment is comprised of operating divisions that primarily manufacture and sell to hospitality, business, government, healthcare and assisted living facilities. The operating divisions included in the Contract segment are American of Martinsville and La-Z-Boy Contract Furniture Group. The primary difference between the Residential segments and the Contract segment is in the customers which they service. Contract is a newly reported segment. Prior years have been restated for comparability purposes.
   The Company has other immaterial operating divisions which are reviewed for performance by management including logistics operations, financing, retail and other operations. These divisions are not included in the sales disclosed. The logistics operations are included in operating profit. The other divisions are included in other income. The Company's unallocated assets include trade names, goodwill and various other assets.
   The Company's largest customer is less than 5% of consolidated sales.
   The accounting policies of the operating segments are the same as those described in Note 1. Segment operating profit is based on profit or loss from operations before interest income and expense, other income and income taxes. Certain corporate costs are allocated to the segments based on revenues and identifiable assets. Identifiable assets are cash and cash equivalents, notes and accounts receivable, FIFO inventories and net property, plant and equipment. Segment information used to evaluate segments is as follows (for the fiscal years ended):


(Amounts in thousands)                  4/29/00      4/24/99      4/25/98
--------------------------------------------------------------------------
Net sales
  Residential upholstery...........   $1,291,169   $1,015,162     $850,495
  Residential casegoods............      315,519      198,969      186,968
  Contract.........................      110,732       73,514       70,575
                                      ----------   ----------    ---------
   Consolidated....................    1,717,420    1,287,645    1,108,038
                                      ==========   ==========    =========

Operating profit
  Residential upholstery...........      124,124       99,542       70,462
  Residential casegoods............       23,165       11,787        7,425
  Contract.........................        4,592         (609)         939
  Unallocated corporate costs......
   and other.......................       (7,581)      (3,881)      (1,623)
                                      ----------   ----------    ---------
   Consolidated....................      144,300      106,839       77,203
                                      ==========   ==========    =========

Depreciation and amortization
  Residential upholstery...........       17,367       13,995       12,196
  Residential casegoods............        5,039        3,806        3,992
  Contract.........................        2,025        1,376        1,218
  Corporate eliminations & other...        5,911        2,904        3,615
                                      ----------   ----------    ---------
   Consolidated....................       30,342       22,081       21,021
                                      ==========   ==========    =========

Capital expenditures
  Residential upholstery...........       28,376       19,388       16,556
  Residential casegoods............        4,989        4,248        3,420
  Contract.........................        2,393        1,412        2,040
  Corporate eliminations & other...        2,210          268
                                      ----------   ----------    ---------
   Consolidated....................       37,968       25,316       22,016
                                      ==========   ==========    =========

Assets
  Residential upholstery...........      530,321      399,803      363,160
  Residential casegoods............      262,449       97,804       94,019
  Contract.........................      102,564       30,800       30,658
  Corporate eliminations & other...       (5,370)      15,848       15,601
  Unallocated assets...............      328,333       85,537       76,913
                                      ----------   ----------    ---------
   Consolidated....................   $1,218,297     $629,792     $580,351
                                      ==========   ==========    =========

Sales by country
  United States....................           94%          93%          94%
  Canada and other.................            6%           7%           6%
                                             ---          ---          ---
                                             100%         100%         100%
                                             ===          ===          ===

                      Management's Discussion and Analysis



     Management's Discussion and Analysis, should be read in conjunction with the Report of Management Responsibilities, the Report of Independent Accountants, the Consolidated Financial Statements and related Notes.
     La-Z-Boy is one of the three largest furniture manufacturers in the U.S., the largest reclining-chair manufacturer in the world and North America's largest manufacturer of upholstered furniture. There is about a $1 billion drop off in annual sales between the three largest furniture manufacturers and the next largest furniture manufacturer.
     During fiscal year 2000, the Company completed the following acquisitions:
Bauhaus USA, Inc., effective June 1, 1999, Alexvale Furniture, Inc., effective December 28, 1999 and LADD Furniture, Inc., effective January 29, 2000. All three acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations beginning immediately following the respective acquisition dates.
     Fiscal year 2000 (FY00 or 2000) contained 53 weeks compared to 52 weeks in fiscal year 1999 (FY99 or 1999).


Analysis of Operations
Year Ended April 29, 2000
(2000 compared with 1999)

                            Income Statement Analysis

                                                FY00
                                                over
                                              (under)  Percent of Sales
                                                FY99   4/29/00  4/24/99
     ------------------------------------------------------------------
     Sales..................................     33%    100.0%   100.0%
     Cost of sales..........................     36%     74.8%    73.5%
                                                ---     -----    -----
     Gross profit...........................     27%     25.2%    26.5%
     Selling, general and administrative....     23%     16.8%    18.2%
                                                ---     -----    -----
     Operating profit.......................     35%      8.4%     8.3%

     Interest expense.......................    117%      0.6%     0.3%
     Interest income........................     (9%)     0.1%     0.1%
     Other income...........................     39%      0.3%     0.2%
                                                ---     -----    -----
     Pretax income..........................     31%      8.2%     8.3%
     Income tax expense*....................     28%     37.6%    38.3%
                                                ---     -----    -----
       Net income...........................     32%      5.1%     5.1%
                                                ===     =====    =====

       Diluted earnings per share...........     29%
       Dividends per share..................      3%

*  As a percent of pretax income.



                                Segment Analysis

                                      FY00
                                      over
                                    (under) Percent of Total
     Net Revenues                     FY99  4/29/00  4/24/99
     -------------------------------------------------------
     Residential upholstery.........  27%    75.2%    78.8%
     Residential casegoods..........  59%    18.4%    15.5%
     Contract.......................  51%     6.4%     5.7%
                                      --    -----    -----
       Consolidated.................  33%   100.0%   100.0%
                                      ==    =====    =====


                                             FY00
                                             over
                                            (under) Percent of Sales
     Operating Profit                        FY99   4/29/00  4/24/99
     ---------------------------------------------------------------
     Residential upholstery................   25%     9.6%    9.8%
     Residential casegoods.................   97%     7.3%    5.9%
     Contract..............................  N/A      4.1%   (0.8%)
     Unallocated corporate costs and other.   95%     N/A     N/A
                                             ---      ---     ---
       Consolidated........................   35%     8.4%    8.3%
                                             ===      ===     ===


     Year 2000 sales of $1.7 billion were 33% greater than 1999. Most of the sales dollar growth was due to acquisitions. Internal growth of existing operations was 9%. And a small part of the sales increase was due to an extra week in 2000 compared to 1999. Selling price increases per unit were small, and there were no significant sales mix shifts to higher or lower priced products. No major new product lines were introduced in 2000 although new styles and new collections of styles did occur across all divisions throughout the year. New fabrics were added to replace slower moving fabrics throughout the year, but the total number of fabrics was not significantly increased or decreased. No major new dealers were added in 2000, and no significant dealers were dropped. Although current year acquisitions impacted the sales growth of all three industry segments, the Residential casegoods and Contract segments realized the biggest increase over the prior year due to the mix of acquired companies. Both Bauhaus and Alexvale are included in the Residential upholstery segment, while LADD (the largest of the three acquisitions) is primarily included in the Residential casegoods and Contract segments.
     Gross profit margin (gross profit dollars as a percent of sales dollars) decreased to 25.2% in 2000 from 26.5% in 1999. The primary cause of the gross margin decline was a below average gross margin realized by businesses acquired during the year.

Also contributing to the gross margin decline were higher labor and overhead costs. These costs were associated with improving plant floor layouts, employee training costs incurred in acquiring additional employees to support the 9% internal growth rate and retaining labor in a low unemployment environment. Labor wage rates rose moderately and material costs were somewhat higher than expected as increased costs for plywood, cardboard packaging and steel were only partially offset by decreased costs for leather.
     Selling, general and administrative expense (S,G&A expense) decreased to 16.8% of sales in 2000 from 18.2% in 1999. Bonus related expense was significantly lower in fiscal 2000 as compared to fiscal 1999 as were bad debts and information technology expenses.
     Consolidated operating profit margin improved to 8.4% in 2000 compared to 8.3% in 1999. Operating profit margin remained relatively unchanged in the Residential upholstery segment at 9.6% in 2000 compared to 9.8% in 1999. Operating profit as a percent of sales in the Residential casegoods segment improved to 7.3% in 2000 from 5.9% in 1999. Operating profit as a percent of sales in the Contract segment improved to 4.1% in 2000 from (0.8%) in 1999.
     Interest expense as a percent of sales increased 117% over the past year due to financing obtained in the first quarter for the acquisition of Bauhaus and in the fourth quarter to the refinancing of LADD's long term debt obligations.
     Income tax expense as a percent of pretax income of 37.6% in 2000 is down from 38.3% in 1999 primarily due to improved performance of a non-U.S. operation which allowed for the utilization of tax loss carryforwards. This was partially offset by an increase in goodwill amortization.



Analysis of Operations
Year Ended April 24, 1999
(1999 compared with 1998)

     The 1999 sales of $1.3 billion were 16% greater than 1998. About 80% of the increase was due to internal growth of existing divisions and the remainder was due to acquisitions. La-Z-Boy believes that its 1999 internal growth rate of about 13% exceeded the U.S. industry average for comparable time periods. Selling price increases per unit were small, but a product mix that favored higher priced products did yield a favorable impact of approximately 3-4%. The Company did not introduce new product lines in 1999 but did introduce new styles and new collections of styles across all divisions throughout the year. Of particular note was the joint introduction of the Thomas Kinkade Home Furnishings Collection by the La-Z-Boy Residential and Kincaid divisions. In addition, new fabrics were added (replacing slower moving fabrics) throughout the year. No major new dealers were added in 1999 and no significant dealers were dropped.
     Gross profit margin increased to 26.5% in 1999 from 25.5% in 1998. An approximate 11% increase in unit volume had a favorable impact on the gross margin percentage by enabling absorption of fixed manufacturing costs more efficiently than in the prior year. The absence of hardwood and plywood supply chain disruptions and casegood manufacturing plant consolidations also favorably affected the gross profit margin percentage. Currency exchange impacts associated with inventory movements between supply center plants and Residential division plants in the U.S. to a Residential division plant in Canada had a negative impact on the gross profit margin percentage. As in 1998, labor wage rates rose moderately and purchased material prices were generally flat as decreased prices for cardboard, batting and polyurethane foam were offset by increased prices for other materials.
     S,G&A expense decreased to 18.2% of sales in 1999 from 18.5% in 1998. Bonus related expense was significantly higher in 1999 as compared to 1998 in addition to increased information technology expenses. The increase in information technology expenses was mainly due to year 2000 related issues. However, these increases were more than offset by selling and advertising expenses being lower as a percent of sales in fiscal 1999.


Liquidity and Financial Condition

     Cash flows from operations amounted to $58 million in 2000, $82 million in 1999 and $55 million in 1998 and have been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures. Capital expenditures, dividends and stock repurchases totaled approximately $86.5 million in 2000, $72.2 million in 1999 and $53.4 million in 1998.
     Total FIFO inventory increased 112% over the prior year with raw materials increasing 93%, work-in-process increasing 70%, and finished goods increasing 182% due primarily to current year acquisitions. Excluding the impact of those acquisitions, total FIFO inventory increased 5% with raw materials decreasing 9%, work-in-process increasing 13%, and finished goods increasing 14%.
     Goodwill increased $74 million or 148% over the prior year due to the acquisitions.
     Trade names valued at $135 million were a result of the LADD acquisition. External independent appraisals were used to assign values to the various LADD trade names in accordance with the purchase method of accounting.
     The Company had unused lines of credit and commitments of $105 million under several credit arrangements as of April 29, 2000. To finance the acquisition of Bauhaus on June 1, 1999, the Company borrowed $57 million, which was replaced on December 29, 1999 by a borrowing under its $75 million unsecured revolving credit line. The Alexvale acquisition required approximately $2.2 million for the cash portion of the transaction, which was paid with cash flow from operations. On January 31, 2000, the Company opened an unsecured $150 million bridge loan and used this bridge loan to pay off LADD's debt. On May 12, 2000, the Company replaced borrowings under the $75 million unsecured revolving credit line and the bridge loan with a new five-year unsecured $300 million credit agreement, arranged by Wachovia Bank and syndicated through a total of eleven banks. The borrowing rate under the new credit agreement can range from LIBOR plus 0.475% to LIBOR plus 0.925% based on the Company's consolidated debt to capital ratio and utilization under the agreement.
     The La-Z-Boy Board of Directors has authorized the repurchase of Company stock. Shares acquired in 2000, 1999 and 1998 totaled 1,706,000, 1,643,000 and 1,253,000, respectively. As of April 29, 2000, 2,820,000 shares were available for repurchase.
     The financial strength of the Company is reflected in two commonly used ratios, the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by shareholders' equity plus total debt). The current ratio at the end of 2000 and 1999 was 2.9:1 and 3.2:1, respectively. The debt to capital ratio was 26.6% at the end of 2000 and 13.6% at the end of 1999.
     Continuing environmental compliance with existing federal, state and local statutes dealing with protection of the environment is not expected to have a material effect upon the Company's capital expenditures, earnings, competitive position or liquidity. The Company will continue its program of conducting voluntary compliance audits at its facilities. The Company has also taken steps to assure compliance with provisions of Titles III and V of the 1990 Clean Air Act Amendments.



Outlook

     Statements in this Outlook section are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. As conditions change in the future, actual results may not match these expectations. In particular, sales and profits can be materially impacted in any quarter by changes in interest rates or changes in consumer confidence/demand.
     La-Z-Boy's fiscal year ending April 28, 2001 will include 52 weeks compared to fiscal year 2000 which included 53 weeks. This is approximately a 2% decrease in the length of the year which will affect sales and other financial comparisons from year to year.
     One of La-Z-Boy's financial goals is to increase the sales of existing operations at a rate faster than that of the overall furniture industry. This sales goal has been one of La-Z-Boy's goals for many years. In the past 10 - 15 years, La-Z-Boy has met its sales goal (exceeded industry sales growth rates) 90% or more of the time. For 2000, La-Z-Boy's reported sales increased 33% from 1999. On a comparable basis adjusting for acquisitions and an additional week in 2000, existing operations sales increased 9%, which the Company believes was better than the industry average.
     Given recent interest rate increases and other macroeconomic projections, La-Z-Boy expects the U.S. furniture industry growth rate to be less in FY01 than FY00.
     The number of independently owned and operated "proprietary" stores or galleries is expected to continue to increase. "Proprietary" stores or galleries are those that have an agreement to sell products from one of La-Z-Boy's divisions or a company that La-Z-Boy approves. La-Z-Boy divisions in each of its business segments have proprietary distribution, which means square feet of selling space totally dedicated to La-Z-Boy Incorporated products. Proprietary stores can be freestanding buildings, buildings attached to one another or square footage (typically galleries) within an existing retail store. Continued growth in the number of proprietary stores or galleries is a reason why La-Z-Boy believes it can continue to exceed industry average sales growth rates. Also, a continuation of the growth in average sales per square foot of proprietary stores or galleries is another reason why La-Z-Boy believes it can continue to exceed industry average sales growth rates.
     At both the retail level and the manufacturing level, La-Z-Boy believes that the U.S. furniture industry has been consolidating and that it will continue to consolidate. Smaller retailers and financially weaker retailers are finding it more and more difficult to stay in business. Progress in manufacturing technologies, processes and designs combined with economies of scale continually puts additional competitive pressures on smaller manufacturers. Furniture retailers and manufacturers continuing to exit the industry is another reason why La-Z-Boy believes it can continue to exceed industry average sales growth rates.
     In 2000, La-Z-Boy added many new divisions to its family of furniture companies. The acquisition of LADD added over five divisions. Bauhaus and Alexvale were acquired as well. Over $800 million of 2001 sales is expected to come from these companies that were not part of La-Z-Boy prior to 2000. Many of these sales will be to dealers that prior La-Z-Boy divisions have not done business with in the past. Similarly, many of the dealers that La-Z-Boy has done business with are not doing business with LADD companies, Bauhaus or Alexvale. La-Z-Boy believes that opportunities to leverage positive dealer relationships across its new and existing divisions is also a reason why it can achieve sales growth rates faster than the rest of the industry.
     La-Z-Boy has no specific financial goal to grow its sales through mergers or acquisitions. The Company's general acquisition approach is opportunistic.
     LADD companies have changed La-Z-Boy's sales mix by segment and are expected to continue to change the mix measurably in 2001. The mix is expected to shift more towards Residential casegoods and Contract and away from Residential upholstery. Roughly, Residential casegoods is expected to change from 18.4% today to 25% in FY01; Contract from 6.4% to 11% and Residential upholstery from 75.2% to 64%.
     Although not considered a formal segment for reporting purposes, there has been a rise in imports of finished or mostly finished manufactured products. These products are directly resold or minimally assembled then resold. Sales of these finished goods imports are under 5% of consolidated sales but are growing at a faster rate than most other sales categories and they are expected to continue to grow faster in the future. Most of these imports come from the Far East.
     La-Z-Boy's second financial goal is to continually improve its operating profit margin, with a goal in the future of 10.0%. Operating margins (operating profit divided by sales) have improved from 7.0% in 1998 to 8.3% in 1999 to 8.4% in 2000. For 2001; however, operating margins are expected to decrease primarily due to the recent acquisition of LADD. LADD has greatly improved its operating margin over the last five years from an operating loss condition. LADD had a 5.2% margin in its 1998 calendar year and a 5.5% margin in its nine months ended October 1999. Even though LADD's margins are expected to continue to improve, it is expected to take more than one year before consolidated operating margins exceed the 8.4% level achieved in 2000. Increased sales volume should help improve operating margins. Outsourcing components to lower cost suppliers outside of the U.S. and Canada is another way La-Z-Boy can improve profitability. Outsourcing components is a trend for La-Z-Boy that is accelerating and this trend is generally being seen throughout the U.S. furniture industry. Capital expenditures are expected to be about $55 million in 2001 compared to $38 million in 2000 and are expected to improve labor productivity and profitability. Improving total labor productivity is a key initiative for the future because of continuing expected challenges in hiring and retaining employees in a low unemployment environment.
     New machinery and plant process improvements are planned across all divisions mostly for quality and productivity purposes as opposed to the need to increase capacity. Operating margins also benefit from investments in machinery and other productivity enhancements.
     The expected slowing in industry sales growth in FY01 should ease pressures and reduce costs associated with hiring and training new employees. Corporate overhead costs in accounting, audit, investor relations, tax and other areas are expected to improve as a percent of sales due to combining similar LADD corporate functions with La-Z-Boy.
     A third financial goal is to continually improve return on capital, with a goal in the future of 25%. This 25% goal was raised from last year's 20% level. Return is defined as operating profit + interest income + other income. Capital is defined as beginning-of-year shareholders' equity + debt + capital leases + net deferred taxes. Return on capital improved from 20.5% in 1998 to 24.8% in 1999 to 32.2% in 2000. However, return on capital is expected to decline below 25% in 2001 primarily due to the acquisition of LADD, which had a return on capital of 11.0% in its 1998 calendar year. It is expected that it will take more than one year before consolidated return on capital will exceed the 25% goal. La-Z-Boy enhances shareholder value and reduces capital employed through stock repurchases, dividends and debt reductions. The Company expects to meet its cash needs for capital expenditures, stock repurchases and dividends in FY2001 from cash generated by operations and borrowings under available lines of credit.
     Amortization expense associated with goodwill and trade names is expected to increase in fiscal year 2001 versus fiscal 2000 due to acquisitions. Goodwill amortization is not deductible for tax accounting expense purposes; however, trade name amortization is deductible. For actual tax payment purposes neither amortization is deductible.
     The Company plans to be in the market to repurchase shares as its stock price changes and other financial opportunities arise.
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended, this new standard is effective for fiscal years beginning after June 15, 2000, which will be effective for the Company's fiscal year 2002. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The Company has not yet determined the impact on its financial position or results of operation of implementing SFAS No. 133.


            Consolidated Six Year Summary of Selected Financial Data

(Dollar amounts in thousands,                     2000          1999          1998          1997          1996          1995
except per share data)     Fiscal year ended   (53 weeks)    (52 weeks)    (52 weeks)    (52 weeks)    (52 weeks)    (52 weeks)
-------------------------------------------------------------------------------------------------------------------------------
Sales ......................................   $1,717,420    $1,287,645    $1,108,038    $1,005,825    $  947,263    $  850,271
Cost of sales ..............................    1,284,158       946,731       825,312       744,662       705,379       629,222
                                               ----------    ----------    ----------    ----------    ----------    ----------
    Gross profit ...........................      433,262       340,914       282,726       261,163       241,884       221,049
Selling, general and
    administrative .........................      288,962       234,075       205,523       187,230       174,376       158,551
                                               ----------    ----------    ----------    ----------    ----------    ----------
    Operating profit .......................      144,300       106,839        77,203        73,933        67,508        62,498

Interest expense ...........................        9,655         4,440         4,157         4,376         5,306         3,334
Interest income ............................        1,976         2,181         2,021         1,770         1,975         1,628
Other income ...............................        3,692         2,658         4,207         2,508         2,023         1,229
                                               ----------    ----------    ----------    ----------    ----------    ----------
    Pretax income ..........................      140,313       107,238        79,274        73,835        66,200        62,021
Income tax expense .........................       52,699        41,096        29,354        28,538        26,947        25,719
                                               ----------    ----------    ----------    ----------    ----------    ----------
    Net income .............................   $   87,614    $   66,142    $   49,920    $   45,297    $   39,253    $   36,302
                                               ==========    ==========    ==========    ==========    ==========    ==========
Diluted weighted average shares
    outstanding (`000s) ** .................       54,860        53,148        53,821        54,575        55,596        54,303
Diluted net income per share** .............   $     1.60    $     1.24    $     0.93    $     0.83    $     0.71    $     0.67
Book value on year end shares
    outstanding** ..........................   $    10.81    $     7.93    $     7.25    $     6.69    $     6.23    $     5.81
Return on average
    shareholders' equity ...................         16.3%         16.5%         13.4%         12.9%         11.8%         12.2%*
Gross profit as a percent
    of sales ...............................         25.2%         26.5%         25.5%         26.0%         25.5%         26.0%
Operating profit as a percent
    of sales ...............................          8.4%          8.3%          7.0%          7.4%          7.1%          7.4%
Earnings before interest, tax, depreciation,
    and amortization as a percent of sales .         10.4%         10.2%          9.2%          9.6%          9.5%          9.3%
Operating profit, interest income
    and other income as a percent
    of beginning-of-year capital ...........         32.2%         24.8%         20.5%         19.6%         18.1%         19.3%
Income tax expense as a
    percent of pretax income ...............         37.6%         38.3%         37.0%         38.7%         40.7%         41.5%
Net income as a percent
    of sales ...............................          5.1%          5.1%          4.5%          4.5%          4.1%          4.3%
-------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization ..............   $   30,342    $   22,081    $   21,021    $   20,382    $   20,147    $   15,156
Capital expenditures .......................   $   37,968    $   25,316    $   22,016    $   17,778    $   18,168    $   18,980
Property, plant and equip. (net)............   $  227,883    $  125,989    $  121,762    $  114,658    $  116,199    $  117,175
-------------------------------------------------------------------------------------------------------------------------------
Working capital ............................   $  455,363    $  293,160    $  274,739    $  245,106    $  240,583    $  237,280
Current ratio ..............................     2.9 to 1      3.2 to 1      3.5 to 1      3.5 to 1      3.5 to 1      3.7 to 1
Total assets ...............................   $1,218,297    $  629,792    $  580,351    $  528,407    $  517,546    $  503,818
-------------------------------------------------------------------------------------------------------------------------------
Debt and capital leases ....................   $  249,670    $   65,473    $   73,458    $   61,279    $   69,033    $   83,201
Shareholders' equity .......................   $  663,092    $  414,915    $  388,209    $  359,338    $  343,376    $  323,640
Ending capital .............................   $  940,668    $  466,057    $  450,466    $  405,996    $  399,801    $  395,209
Ratio of debt to equity ....................         37.7%         15.8%         18.9%         17.1%         20.1%         25.7%
Ratio of debt to capital ...................         26.5%         14.0%         16.3%         15.1%         17.3%         21.1%
-------------------------------------------------------------------------------------------------------------------------------
Shareholders ...............................       22,344        16,329        13,592        12,729        12,293        12,665
Employees ..................................       21,597        12,796        12,155        11,236        10,733        11,149
-------------------------------------------------------------------------------------------------------------------------------

* April 1995 shareholders' equity used in this calculation excludes $18,004 relating to stock issued on the last day of the fiscal year for the acquisition of an operating division.
** Restated to reflect the September, 1998 three-for-one stock split, in the form of a 200% stock dividend.


                        Unaudited Quarterly Financial Information

(Amounts in thousands,
except per share data)                                                                 Fiscal year
Quarter ended                       7/24/99     10/23/99      1/22/00      4/29/00         2000
--------------------------------------------------------------------------------------------------
Sales..........................    $321,659     $387,736     $376,872     $631,153      $1,717,420
Cost of sales..................     241,026      286,520      281,358      475,254       1,284,158
                                   --------     --------     --------     --------      ----------
 Gross profit..................      80,633      101,216       95,514      155,899         433,262

Selling, general and
 administrative................      58,976       62,920       62,226      104,840         288,962
                                   --------     --------     --------     --------      ----------
 Operating profit..............      21,657       38,296       33,288       51,059         144,300

Interest expense...............       1,439        1,866        2,128        4,222           9,655
Interest income................         596          610          320          450           1,976
Other income...................         781          927        1,317          667           3,692
                                   --------     --------     --------     --------      ----------
 Pretax income.................      21,595       37,967       32,797       47,954         140,313
Income tax expense.............       8,302       14,697       11,460       18,240          52,699
                                   --------     --------     --------     --------      ----------
    Net income.................     $13,293      $23,270      $21,337      $29,714         $87,614
                                   ========     ========     ========     ========      ==========
     Diluted EPS...............       $0.25        $0.44        $0.41        $0.49           $1.60
                                   ========     ========     ========     ========      ==========

                                                                                       Fiscal year
Quarter ended                       7/25/98     10/24/98      1/23/99      4/24/99        1999
--------------------------------------------------------------------------------------------------
Sales..........................    $268,880     $334,831     $318,105     $365,829      $1,287,645
Cost of sales..................     205,431      245,062      230,923      265,315         946,731
                                   --------     --------     --------     --------      ----------
 Gross profit..................      63,449       89,769       87,182      100,514         340,914

Selling, general and
 administrative................      51,288       59,510       58,758       64,519         234,075
                                   --------     --------     --------     --------      ----------
 Operating profit..............      12,161       30,259       28,424       35,995         106,839

Interest expense...............       1,187        1,164        1,110          979           4,440
Interest income................         577          471          430          703           2,181
Other income...................         355          865          962          476           2,658
                                   --------     --------     --------     --------      ----------
 Pretax income.................      11,906       30,431       28,706       36,195         107,238
Income tax expense.............       4,722       11,984       10,978       13,412          41,096
                                   --------     --------     --------     --------      ----------
    Net income.................      $7,184      $18,447      $17,728      $22,783         $66,142
                                   ========     ========     ========     ========      ==========
 Diluted EPS...................       $0.13        $0.35        $0.34        $0.43           $1.24
                                   ========     ========     ========     ========      ==========



                                             Dividend and Market Information


     Fiscal 2000  Divi-           Market price          Fiscal 1999  Divi-             Market price
       quarter    dends  -------------------------------   quarter   dends   ------------------------------
        ended     paid     High       Low        Close      ended    paid      High       Low       Close
     ------------------------------------------------------------------------------------------------------
       July 24   $0.08   $24 7/16   $19 3/8    $23 13/16   July 25   $0.07   $19 11/24  $16 1/3   $17 23/24
       Oct. 23    0.08    24 7/16    17 15/16   17 15/16   Oct. 24    0.08    22 1/2     15 5/8    18 1/2
       Jan. 22    0.08    20  3/8    15         15         Jan. 23    0.08    20 7/16    15 1/4    16 15/16
      April 29    0.08   $17 13/16  $13 11/16  $15 11/16  April 24    0.08   $22 1/4    $17       $19
                 -----                                               -----
                 $0.32                                               $0.31
                 =====                                               =====


                                Dividend               Market price
   Fiscal  Dividends Dividend    payout      ------------------------------  Market value    P/E ratio
    year      paid     yield      ratio        High       Low        Close  (in millions)   High   Low
   ---------------------------------------------------------------------------------------------------
    2000     $0.32     2.0%       19.9%      $24 7/16  $13 11/16   $15 11/16    $962        $15    $10
    1999      0.31     1.6%       24.8%       22 1/2    15 1/4      19           994         18     12
    1998      0.28     1.6%       30.1%       17 5/6    10 7/12     17 5/6       955         19     11
    1997      0.26     2.4%       31.2%       12 7/24    9 5/12     10 3/4       578         15     11
    1996      0.25     2.5%       34.9%       11 1/4     8 13/24    10 1/24      554         16     12
    1995     $0.23     2.5%       33.8%      $11 1/4    $8 11/24    $9          $501        $17    $13

 La-Z-Boy Incorporated common shares are traded on the NYSE and PCX (symbol
LZB).

     Various data has been restated to reflect the September, 1998 three-for-one stock split.




                                   Investor Information

Corporate Headquarters                                 Stock Exchange
La-Z-Boy Incorporated                                  Shares of La-Z-Boy Incorporated common
1284 North Telegraph Road                              stock are traded on the New York Stock
Monroe, MI 48162-3390                                  Exchange and the Pacific Stock Exchange
(734)242-1444                                          under the symbol LZB.

Dividend Reinvestment Plan                             Shareholder Services
A brochure is available on the La-Z-Boy Dividend       Inquiries regarding the Dividend Reinvestment
Reinvestment Plan. It explains how shareholders        Plan, dividend payments, stock transfer requirements,
may increase their investment in the stock of the      address changes and account consolidations
Company without the cost of fees or service            should be addressed to our stock transfer
charges. Write to Investor Relations.                  agent and registrar:

Investor Relations and                                 American Stock Transfer & Trust Company
Financial Reports                                      40 Wall Street, 46th Floor
Security analysts, shareholders and investors          New York, NY 10005
may request information (quarterly or annual           (212)936-5100
reports, 10-K's, etc.) from:                           (800)937-9449

Investor Relations                                     Internet
La-Z-Boy Incorporated                                  Visit La-Z-Boy on the internet at www.lazboy.com
1284 North Telegraph Road
Monroe, MI 48162-3390
(734)241-4414
investorrelations@la-z-boy.com
